Filed Pursuant to Rule 424(b)(3)
Registration No. 333-177650

PROSPECTUS

GMX RESOURCES INC.

Offer to exchange up to

$1,970,000 of 11.375% Senior Notes Due 2019

that have been registered under the Securities Act of 1933

for

$1,970,000 of 11.375% Senior Notes Due 2019 that have not been registered under the

Securities Act of 1933

THE EXCHANGE OFFER EXPIRES AT 5:00 PM, NEW YORK

CITY TIME, ON FEBRUARY 13, 2012, UNLESS WE EXTEND IT

Terms of the Exchange Offer:

•

We are offering to exchange up to $1,970,000 aggregate principal amount of registered 11.375% Senior Notes due 2019, which we refer to as the new notes, for any and all of our $1,970,000 aggregate principal amount of unregistered 11.375% Senior Notes due 2019, which we refer to as the old notes, that were issued on February 9, 2011.

•	We will exchange all outstanding old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer for an equal principal amount of new notes.

•

The terms of the new notes will be substantially identical to those of the outstanding old notes, except that the new notes will be registered under the Securities Act of 1933 and will not contain restrictions on transfer, registration rights or provisions for additional interest.

•	You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

•	The exchange of old notes for new notes will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any cash proceeds from the exchange offer.

•	The old notes are, and the new notes will be guaranteed on a senior basis by two of our existing subsidiaries and by all of our future direct and indirect subsidiaries.

•	There is no established trading market for the new notes or the old notes.

•	We do not intend to apply for listing of the new notes on any national securities exchange or for quotation through any quotation system.

Please read “Risk Factors” beginning on page 12 for a discussion of certain risks that you should consider prior to tendering your outstanding old notes in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge by way of letter of transmittal that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. Please read “Plan of Distribution.”

The date of this prospectus is January 13, 2012

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, referred to in this prospectus as the SEC. In making your decision to participate in the exchange offer, you should rely only on the information contained in or incorporated by reference into this prospectus and in the accompanying letter of transmittal. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. We are not making an offer to sell these securities in any state or jurisdiction where the offer is not permitted. You should not assume that the information contained in or in the documents incorporated by reference into this prospectus is accurate as of any date other than the date on the front cover of this prospectus or the date of such incorporated documents, as the case may be.

THIS PROSPECTUS INCORPORATES BY REFERENCE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT OUR COMPANY THAT HAS NOT BEEN INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. WE WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST, A COPY OF ANY SUCH INFORMATION. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO: INVESTOR RELATIONS, GMX RESOURCES INC., 9400 NORTH BROADWAY, SUITE 600, OKLAHOMA CITY, OK 73114; ELECTRONIC MAIL: AVANHORN@GMXRESOURCES.COM; OR TELEPHONE NUMBER (405) 600-0711. TO OBTAIN TIMELY DELIVERY, YOU MUST REQUEST THIS INFORMATION NO LATER THAN FIVE BUSINESS DAYS BEFORE YOU MUST MAKE YOUR INVESTMENT DECISION. ACCORDINGLY, YOU SHOULD REQUEST THE INFORMATION NO LATER THAN FEBRUARY 6, 2012.

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any accompanying prospectus supplement to “GMX,” the “Company,” “we,” “our” or “us” are to GMX Resources Inc. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public

i

reference room and copy charges. Also, using our website, http://www.gmxresources.com, you can access electronic copies of documents we file with the SEC, including the registration statement of which this prospectus is a part, our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. You may also request a copy of those filings, excluding exhibits, at no cost by writing, emailing or telephoning Investor Relations at our principal executive office, which is 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma 73114, avanhorn@gmxresources.com, or (405) 600-0711, respectively.

We have filed with the SEC a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), that registers the distribution of these securities. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You may obtain a copy of the registration statement, at prescribed rates, from the SEC at the address listed above.

INCORPORATION BY REFERENCE

The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

The following documents we filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are incorporated herein by reference:

•

our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the SEC on March 11, 2011, as amended by Annual Reports on Form 10-K/A, filed with the SEC on September 1, 2011 and October 27, 2011;

•

our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2011, filed with the SEC on May 10, 2011, for the quarter ended June 30, 2011, filed with the SEC on August 9, 2011; and for the quarter ended September 30, 2011, filed with the SEC on November 8, 2011;

•

our Current Reports on Form 8-K, as filed with the SEC on: January 20, 2011; January 28, 2011; February 3, 2011; February 8, 2011, February 9, 2011; March 2, 2011; March 3, 2011; March 24, 2011; April 13, 2011; May 4, 2011; May 27, 2011; August 4, 2011; November 3, 2011 as amended by a Form 8-K/A filed with the SEC on November 3, 2011; November 16, 2011; December 13, 2011; and December 21, 2011;

•	information specifically incorporated by reference into our Annual Report on Form 10-K from our proxy statement on Schedule 14A filed on April 22, 2011; and

•

the description of our common stock and preferred stock purchase rights contained in our Registration Statement on Form 8-A filed with the SEC on December 14, 2009, including any amendments or reports filed for the purpose of updating such descriptions.

Notwithstanding the foregoing, information that we elect to furnish, but not file, or have furnished, but not filed, with the SEC in accordance with SEC rules and regulations is not incorporated into this prospectus and does not constitute a part hereof.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information that we elect to furnish, but not file, or furnish, but do not file, with the SEC in accordance with SEC rules and regulations) subsequent to the date of this prospectus and prior to the termination of the exchange offer shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with the prospectus at no cost to the requestor. Inquiries should be directed to: Investor Relations, 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma 73114, (405) 600-0711.

FORWARD-LOOKING STATEMENTS

All statements made in this prospectus other than purely historical information are “forward-looking statements” within the meaning of the federal securities laws. These statements reflect expectations and are based on historical operating trends, proved reserve positions and other currently available information. Forward-looking statements include statements regarding future plans and objectives, future exploration and development expenditures and number and location of planned wells and statements regarding the quality of our properties and potential reserve and production levels. These statements may be preceded or followed by or otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “continues,” “plans,” “estimates,” “projects” or similar expressions or statements that events “will,” “should,” “could,” “might” or “may” occur. Except as otherwise specifically indicated, these statements assume that no significant changes will occur in the operating environment for oil and natural gas properties and that there will be no material acquisitions or divestitures except as otherwise described.

The forward-looking statements in this prospectus are subject to all the risks and uncertainties that are described in this prospectus. We may also make material acquisitions or divestitures or enter into financing transactions. None of these events can be predicted with certainty and are not taken into consideration in the forward-looking statements.

For all of these reasons, actual results may vary materially from the forward-looking statements, and we cannot assure you that the assumptions used are necessarily the most likely. We will not necessarily update any forward-looking statements to reflect events or circumstances occurring after the date the statement is made except as may be required by federal securities laws.

There are a number of risks that may affect our future operating results and financial condition. Factors that could cause actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, the following:

•	uncertainties inherent in making estimates of our oil and natural gas data;

•	the volatility of oil prices;

•	discovery and development of oil reserves;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	current and future government regulation of the oil and natural gas industry, including without limitation regulation of drilling practices, including hydraulic fracturing;

•	cost of compliance with laws and regulations;

•	changes in environmental, climate change, or natural resource laws or the implementation of those laws;

•	environmental liabilities;

•	greenhouse gas or climate change regulation;

•	potential public opposition to, or controversy directed at, oil and gas drilling practices;

•	potential liabilities inherent in oil and natural gas operations;

•	geological, technical, drilling and processing problems;

•	competition;

•	our ability to find, acquire or gain access to other discoveries and prospects and to successfully develop our current discoveries and prospects;

•	the availability and cost of drilling rigs, production equipment, supplies, personnel and oilfield services;

•	drilling risks and operational hazards;

•	the availability and cost of developing appropriate infrastructure around and transportation to our discoveries and prospects;

•	the ability to obtain financing;

•	our dependence on our key management personnel and our ability to attract and retain qualified personnel;

•	our vulnerability to severe weather events; and

•	the cost and availability of adequate insurance coverage.

You are urged to carefully consider these factors and the “Risk Factors” on page 12 of this prospectus. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statements.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the risks discussed in the “Risk Factors” section, the historical consolidated financial statements and notes to those financial statements. This summary may not contain all of the information that investors should consider before making a decision to participate in the exchange offer.

The Company

GMX Resources Inc. is an independent oil and gas company currently focused on development acreage in two oil shale resource plays in the Williston Basin (North Dakota / Montana) targeting the Bakken and Sanish-Three Forks Formations and the DJ Basin (Wyoming), targeting the Niobrara Formation. Both plays are estimated to be 90% oil. Our natural gas resources are located in the East Texas Basin, in the Haynesville/Bossier gas shale and the Cotton Valley Sand Formation, where the majority of our acreage is contiguous and held by production. We believe these oil and natural gas resource plays provide a substantial inventory of operated, high probability, repeatable, organic growth opportunities. The Bakken properties contain nearly 600 undrilled, 9,500’ lateral length locations, 43 potential operated 1,280-acre units and 172 operated locations, with between 45% and 100% working interest. The Niobrara properties contain 584 undrilled, 4,000’ lateral length locations, including 94 potential operated 640-acre units and 376 operated locations, with an average working interest of 51%. The Haynesville/Bossier and the Cotton Valley Sand locations include 253 net Haynesville/Bossier horizontal locations and 108 net Cotton Valley Sand horizontal locations.

We have three subsidiaries: Diamond Blue Drilling Co. (“Diamond Blue”), which currently owns two conventional drilling rigs in our core area; Endeavor Pipeline Inc. (“Endeavor Pipeline”), which operates our water supply and salt water disposal systems in our core area; and Endeavor Gathering, LLC (“Endeavor Gathering”), which owns the natural gas gathering system and related equipment operated by Endeavor Pipeline. Kinder Morgan Endeavor LLC (“KME”) owns a 40% membership interest in Endeavor Gathering.

How You Can Contact Us

Our principal executive office is located at 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma, 73114 and our telephone number is (405) 600-0711.

Recent Developments

We have temporarily suspended drilling new Haynesville/Bossier horizontal (“H/B Hz”) wells as of July 2011 and are focusing our capital to accelerating the development of our oil acreage. As a result of temporarily suspending our H/B Hz drilling program beginning in July 2011, certain hedged natural gas volumes exceeded estimated future production. In order to reduce the amount of hedged volumes, we monetized 84,887 Mcf of 2011 hedges and 4.3 Bcfe of 2012 hedges in July 2011. Net of deferred premiums payable related to these volumes, we received $2.7 million in proceeds.

Effective December 8, 2011, we entered into a Purchase and Sale Agreement between us and a purchaser (the “Royalty Owner”), relating to the sale by us of a term overriding royalty interest (the “Production Payment”) for a purchase price of $49.7 million. Under a related Conveyance of Term Overriding Royalty Interest, dated as of December 8, 2011, by us to the Royalty Owner (the “Conveyance”), the Production Payment consists of a term overriding royalty interest in and to our specified interests in oil and gas properties located in the Haynesville/Bossier shale formation (the “Subject Interests”) and in and to hydrocarbons attributable to designated acreage that are attributable to the Subject Interests (determined after deducting all royalties, overriding royalties, production payments and similar burdens, excluding only the Production Payment, which both burden the Subject Interests on the date of the Conveyance and are reflected in certain specified warranted net revenue interest percentages) that is equal to the scheduled quantities produced that month plus any adjustment quantities (but not to exceed 90% of our stated working interest (the “Production Payment Percentage”) during any month ). The scheduled quantities are an aggregate of 14,749,660 MMBtus (approximately 14.75 Bcf), to be produced over a 95-month period commencing December 1, 2011. The natural gas produced from the Subject Interests will be allocated first to the Production Payment, and the oil and other liquid hydrocarbons produced from the Subject Interests will be allocated first to our retained interests, so that the Production Payment hydrocarbons will consist of natural gas to the extent reasonably practicable. In connection with the Conveyance, we also entered into a Production and Marketing Agreement with the Royalty Owner with respect to the operation and production of the Subject Interests and the marketing of the hydrocarbons attributable to the Production Payment.

In connection with the entry into the Production Payment in December 2011, we monetized our entire natural gas hedge portfolio for $18.5 million. These hedges were primarily combinations of put spreads and costless collars on 16.7 Bcf in 2012 and 4.7 Bcf in 2013.

On December 9, 2011, we repaid and satisfied all obligations under our Fifth Amended and Restated Loan Agreement dated February 2, 2011 among us, the Lenders named therein and Capital One, National Association, as amended, at which time we and the lenders also agreed to the termination of this bank revolving credit facility.

On December 19, 2011, we completed an exchange offer (“Secured Notes Exchange Offer”) and consent solicitation (“Consent Solicitation”) with respect to our outstanding 11.375% Senior Notes due 2019, or “old notes.” Pursuant to the Secured Notes Exchange Offer, we offered for each $1,000 principal amount of old notes validly tendered and accepted by us, at the election of each holder tendering such notes, either (i) $750.00 principal amount of our senior secured notes due 2017 or (ii) $971.40 principal amount of our senior secured notes due 2017 if the holder tendering its old notes also subscribed to purchase for cash an additional $600.00 principal amount of our senior secured notes due 2017, to be issued at par, and in either case in addition to any accrued and unpaid interest, but excluding any liquidated damages, up to, but not including, the date the old notes were purchased by us under the terms of the Secured Notes Exchange Offer. Pursuant to the Consent Solicitation, we solicited consents from holders of old notes to certain proposed amendments to the indenture governing the terms of the old notes, including the elimination of certain covenants and events of default (the “Proposed Amendments”); holders of old notes who tendered such notes in connection with the Secured Notes Exchange Offer were deemed to have consented to the Proposed Amendments with respect to such notes.

The Secured Notes Exchange Offer and Consent Solicitation expired at 5:00 p.m., New York City time, on December 14, 2011, at which time approximately $198 million in principal amount of old notes had been validly tendered and not withdrawn, representing approximately 99% of the outstanding aggregate principal amount of old notes, and the same amount was deemed to have consented to the Proposed Amendments, satisfying the requirement that a majority of the aggregate principal amount of old notes approve the Proposed Amendments. As a result, the Proposed Amendments were approved and were effected through the execution of a supplemental indenture with respect to the old notes on December 19, 2011.

Organizational Chart

The following diagram depicts our organizational structure.

The Exchange Offer

On February 9, 2011, we completed a private offering of $200.0 million aggregate principal amount of the old notes. As part of the private offering, we entered into a registration rights agreement with the initial purchasers of the old notes in which we agreed, among other things, to deliver this prospectus to you and to use our reasonable best efforts to consummate the exchange offer within 360 days of the issue date of the old notes. There are currently outstanding $1,970,000 aggregate principal amount of the old notes. The following is a summary of the exchange offer.

Old Notes	11.375% Senior Notes due February 15, 2019, which were issued on February 9, 2011.

New Notes	11.375% Senior Notes due February 15, 2019. The terms of the new notes are substantially identical to the terms of the outstanding old notes, except that the transfer restrictions, registration rights and provisions for additional interest relating to the old notes will not apply to the new notes.

Exchange Offer	We are offering to exchange up to $1,970,000 aggregate principal amount of our new notes that have been registered under the Securities Act for an equal amount of our outstanding old notes that have not been registered under the Securities Act to satisfy our obligations under the registration rights agreement.

The new notes will evidence the same debt as the old notes and will be issued under, and be entitled to the benefits of, the same indenture that governs the old notes. Holders of the old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Because the new notes will be registered, the new notes will not be subject to transfer restrictions, and holders of old notes that have tendered and had their old notes accepted in the exchange offer will have no registration rights.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on February 13, 2012, unless we decide to extend the date.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which we may waive. Please read “The Exchange Offer—Conditions to the Exchange Offer” for more information regarding the conditions to the exchange offer.

Procedures for Tendering Old Notes	Unless you comply with the procedures described under the caption “The Exchange Offer—Procedures for Tendering—Guaranteed Delivery,” you must do one of the following on or prior to the expiration of the exchange offer to participate in the exchange offer:

•

tender your old notes by sending the certificates for your old notes, in proper form for transfer, a properly completed and duly executed letter of transmittal, with any required signature guarantees, and all other documents required by the letter of transmittal, to The Bank of New York Mellon Trust Company, N.A., as registrar and exchange agent, at the address listed under the caption “The Exchange Offer—Exchange Agent”; or

•

tender your old notes by using the book-entry transfer procedures described below and transmitting a properly completed and duly executed letter of transmittal, with any required signature guarantees, or an agent’s message instead of the letter of transmittal, to the exchange agent. In order for a book-entry transfer to constitute a valid tender of your old notes in the exchange offer, The Bank of New York Mellon Trust Company, N.A., as registrar and exchange agent, must receive a confirmation of book-entry transfer of your old notes into the exchange agent’s account at The Depository Trust Company prior to the expiration of the exchange offer. For more information regarding the use of book-entry transfer procedures, including a description of the required agent’s message, please read the discussion under the caption “The Exchange Offer—Procedures for Tendering—Book-entry Transfer.”

Guaranteed Delivery Procedures	If you are a registered holder of the old notes and wish to tender your old notes in the exchange offer, but the old notes are not immediately available, time will not permit your old notes or other required documents to reach the exchange agent before the expiration of the exchange offer, or the procedure for book-entry transfer cannot be completed prior to the expiration of the exchange offer, then you may tender old notes by following the procedures described under the caption “The Exchange Offer—Procedures for Tendering—Guaranteed Delivery.”

Special Procedures for Beneficial Owners	If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should promptly contact the person in whose name the old notes are registered and instruct that person to tender on your behalf.

If you wish to tender in the exchange offer on your own behalf, prior to completing and executing the letter of transmittal and delivering the certificates for your old notes, you must either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the person in whose name the old notes are registered.

Withdrawal; Non-Acceptance	You may withdraw any old notes tendered in the exchange offer at any time prior to 5:00 p.m., New York City time, on February 13, 2012. If we decide for any reason not to accept any old notes tendered for exchange, the old notes will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at The Depository Trust Company, any withdrawn or unaccepted old notes will be credited to the tendering holder’s account at The Depository Trust Company. For further information regarding the withdrawal of tendered old notes, please read “The Exchange Offer—Withdrawal Rights.”

U.S. Federal Income Tax Consequences	The exchange of new notes for old notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. Please read the discussion under the caption “Material United States Federal Income Tax Consequences” for more information regarding the tax consequences to you of the exchange offer.

Use of Proceeds	The issuance of the new notes will not provide us with any new proceeds. We are making this exchange offer solely to satisfy our obligations under the registration rights agreement.

Fees and Expenses	We will pay all of our expenses incident to the exchange offer.

Exchange Agent	We have appointed The Bank of New York Mellon Trust Company, N.A. as exchange agent for the exchange offer. For the address, telephone number and fax number of the exchange agent, please read “The Exchange Offer—Exchange Agent.”

Resales of New Notes	Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties that are not related to us, we believe that the new notes you receive in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act so long as:

•	the new notes are being acquired in the ordinary course of business;

•

you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the new notes issued to you in the exchange offer;

•	you are not our affiliate or an affiliate of any of our subsidiary guarantors; and

•	you are not a broker-dealer tendering old notes acquired directly from us for your account.

The SEC has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the SEC would make similar determinations with respect to this exchange offer. If any of these conditions are not satisfied, or if our belief is not accurate, and you transfer any new notes issued to you in the exchange offer without delivering a resale prospectus meeting the requirements of the Securities Act or without an exemption from registration of your new notes from those requirements, you may incur liability under the Securities Act. We will not assume, nor will we indemnify you against, any such liability. Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. Please read “Plan of Distribution.”

Please read “The Exchange Offer—Resales of New Notes” for more information regarding resales of the new notes.

Consequences of Not Exchanging Your Old Notes	If you do not exchange your old notes in this exchange offer, you will no longer be able to require us to register your old notes under the Securities Act, except in the limited circumstances provided under the registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer your old notes unless we have registered the old notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

For information regarding the consequences of not tendering your old notes and our obligation to file a registration statement, please read “The Exchange Offer—Consequences of Failure to Exchange Outstanding Securities” and “Description of the Notes.”

Description of the Notes

The terms of the new notes and those of the outstanding old notes will be substantially identical, except that the transfer restrictions, registration rights and provisions for additional interest relating to the old notes will not apply to the new notes. As a result, the new notes will not bear legends restricting their transfer and will not have the benefit of the registration rights and special interest provisions contained in the old notes. The new notes represent the same debt as the old notes for which they are being exchanged. The new notes are governed by the same indenture as the old notes are.

The following summary contains basic information about the new notes and is not intended to be complete. For a more complete understanding of the new notes, please refer to the section in this prospectus entitled “Description of the Notes.” When we use the term “notes” in this prospectus, unless the context requires otherwise, the term includes the old notes and the new notes.

Issuer	GMX Resources Inc.

Securities Offered	$1,970,000 aggregate principal amount of 11.375% Senior Notes due 2019.

Interest	The new notes will accrue interest from the most recent interest payment date, August 15, 2011, at the rate of 11.375% per year. Interest on the new notes will be payable in cash on February 15 and August 15 of each year.

Maturity Date	February 15, 2019.

Optional Redemption	On or after February 15, 2015, we may redeem some or all of the new notes at any time at the redemption prices set forth in “Description of the Notes—Optional Redemption” plus accrued and unpaid interest, if any, to the redemption date.

Before February 15, 2014, we may redeem up to 35% of the new notes, including additional notes, with the proceeds of certain public offerings of our common stock at a price of 111.375% of their principal amount plus accrued interest, provided that at least 65% of the aggregate principal amount of the notes originally issued remains outstanding after the redemption, as further described in “Description of the Notes—Optional Redemption.”

In addition, prior to February 15, 2015, we may redeem the new notes at a redemption price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium.

Change of Control	Upon a change of control (as defined under “Description of the Notes”), we will be required to make an offer to purchase the new notes. The purchase price will equal 101% of the principal amount of the new notes on the date of purchase plus accrued interest. We may not have sufficient funds available at the time of any change of control to make any required debt repayment (including repurchases of the new notes).

Guarantees	Two of our existing and all of our future direct and indirect subsidiaries will fully and unconditionally guarantee the new notes on a senior basis. Endeavor Gathering, LLC, one of our subsidiaries, will not guarantee the notes. See “Description of the Notes—Subsidiary Guarantees.”

Ranking	The new notes and the new guarantees will be our and the guarantors’ general senior unsecured obligations. The new notes and the new guarantees will rank:

•	senior in right of payment to any of our and the guarantors’ future obligations that are expressly subordinated thereto;

•	equal in right of payment with all of our and the guarantors’ existing and future senior debt; and

•

effectively junior to (i) all of our and the guarantors’ obligations that are secured by liens, including the borrowings and other obligations under the indenture governing our senior secured notes due 2017, or the “senior secured notes indenture,” to the extent of the value of the assets securing such obligations, and (ii) all existing and future indebtedness and other liabilities of any subsidiary that is not a guarantor of the new notes.

As of September 30, 2011, we had outstanding, on a pro forma consolidated basis giving effect to the issuance of the senior secured notes due 2017, exchanges and cancellations of old notes and the repayment and termination of our senior secured credit facility in December 2011 (the “Secured Notes Transactions”), $445.8 million of total indebtedness, which includes:

•

$283.5 million of senior secured indebtedness, consisting of our senior secured notes due 2017, no indebtedness outstanding under our prior secured revolving credit facility, and no availability under our prior secured revolving credit facility; and

•	$161.0 million of senior unsecured indebtedness, consisting of our 5.00% convertible senior notes due 2013, our 4.50% convertible senior notes due 2015 and the old notes.

As of September 30, 2011, our only non-guarantor subsidiary, Endeavour Gathering, LLC, had $50.9 million of total assets and $0.5 million of total liabilities and generated none of our consolidated revenues.

Certain Covenants	We will issue the new notes under an indenture with The Bank of New York Mellon Trust Company, N.A., as trustee. The indenture will restrict our and our restricted subsidiaries’ ability to take certain actions. For a more detailed description, see “Description of the Notes—Certain Covenants.”

No Established Trading Market	The new notes are a new issue of securities with no established trading market. The new notes will not be listed on any securities exchange or on any automated dealer quotation system. We cannot assure you that an active or liquid trading market for the notes will develop. If an active or liquid trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Risk Factors	Investing in the notes involves substantial risks and uncertainties. See “Risk Factors” beginning on page 12 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to exchange your old notes.

Trustee, Registrar and Paying Agent	The Bank of New York Mellon Trust Company, N.A.

Selected Historical Consolidated Financial Data

The following table presents our selective financial information for the periods indicated which were derived from our consolidated financial statements. It should be read in conjunction with our consolidated financial statements and related notes and other financial information included or incorporated by reference herein.

	Year Ended December 31					Nine Months ended September 30,
	2010	2009 (as adjusted)(2)	2008 (as adjusted)(2)	2007	2006	2011	2010
	(in thousands, except share and per share data)
Statement of Operations Data:
Oil and natural gas sales	$96,523	$94,294	$125,736	$67,883	$31,882	$90,629	$69,346
Expenses:
Lease operations	10,651	11,776	15,101	8,982	4,479	8,965	8,144
Production and severance taxes(1)	743	(930)	5,306	2,746	465	859	447
General and administrative	27,119	21,390	16,899	8,717	5,829	22,284	20,057
Depreciation, depletion and amortization	38,061	31,006	31,744	18,681	8,046	40,083	24,704
Impairment of oil and natural gas properties and assets held for sale	143,712	188,150	192,650	—	—	127,731	—

Total expenses	220,286	251,392	261,700	39,126	18,819	199,922	53,352

Income (loss) from operations	(123,763)	(157,098)	(135,964)	28,757	13,063	(109,293)	15,994

Total non-operating income (expense)	(18,768)	(24,022)	(14,174)	(3,862)	(673)	(19,765)	(13,762)

Income (loss) before income taxes	(142,531)	(181,120)	(150,138)	24,895	12,390	(129,058)	2,232
(Provision) benefit for income taxes	4,239	33	26,217	(8,010)	(3,415)	(481)	6,354

Net income (loss)	(138,292)	(181,087)	(123,921)	16,885	8,975	(129,539)	8,586
Net income attributable to non-controlling interest	3,114	173	—	—	—	4,339	2,111

Net income (loss) applicable to GMX	(141,406)	(181,260)	(123,921)	16,885	8,975	(133,878)	6,475
Preferred stock dividends	4,633	4,625	4,625	4,625	1,799	4,884	3,469

Net income (loss) applicable to GMX common shareholders	$(146,039)	$(185,885)	$(128,546)	$12,260	$7,176	$(138,762)	$3,006

Statement of Cash Flows Data:
Cash provided by operating activities	$58,735	$49,490	$83,237	$52,445	$38,333	$48,082	$40,972
Cash used in investing activities	(176,000)	(181,324)	(318,360)	(194,998)	(130,573)	(225,941)	(131,685)
Cash provided by financing activities	84,068	160,672	235,932	143,500	94,807	178,730	59,228

Balance Sheet Data (at end of period):
Oil and natural gas properties, net	$347,763	$331,329	$383,890	$320,955	$157,300	$441,839	$347,763
Total assets	507,090	522,071	525,001	395,340	210,322	575,982	507,090
Long-term debt, including current portion	284,969	190,278	224,342	125,734	41,820	372,819	284,969
Total GMX equity	116,420	246,380	246,797	208,926	131,481	129,865	116,420

(1)	Production and severance taxes in 2010, 2009, 2008, 2007 and 2006 reflect severance tax refunds of $3.1 million, $2.9 million, $1.2 million, $518,000 and $1.4 million, respectively, received and accrued during the year, and $1.7 million and $1.5 million received and accrued during the nine months ended September 30, 2011 and 2010, respectively.
(2)	Certain amounts have been adjusted for the adoption of ASU 2009-15. See “Note B—Share Lending Arrangements and Adoption of ASU 2009-15,” in the consolidated financial statements.

Summary Ratio of Earnings to Fixed Charges and to Combined Fixed Charges and Preference Dividends

The following table contains a summary of our earnings to fixed charges and to combined fixed charges and preference dividends for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements, included or incorporated by reference herein.

	Years Ended December 31,					Nine Months Ended
(Dollars in thousands)	2006	2007	2008	2009	2010	September 30, 2011
Ratio of earnings (loss) to fixed charges(1)	12.97	6.88	(9.40)	(8.89)	(6.24)	(3.88)
Insufficient coverage	$—	$—	$150,499	$183,053	$148,277	$138,869
Ratio of earnings (loss) to combined fixed charges and preferred dividends(1)	3.77	2.63	(6.78)	(7.11)	(5.06)	(3.31)
Insufficient coverage	$—	$—	$156,102	$187,679	$153,052	$143,753

(1)	For purposes of determining the ratio of earnings to fixed charges and the ratio of combined fixed charges and preference dividends to earnings, earnings are defined as income before income taxes, plus fixed charges (excluding amortization of capitalized interest) less capitalized interest. Fixed charges consist of interest incurred (whether expensed or capitalized) and amortization of deferred financing costs. Preference dividends consist of dividends paid with respect to our outstanding preferred stock.

RISK FACTORS

An investment in the new notes involves risks. Before making an investment decision, you should carefully consider the following risk factors together with the risk factors included in Item 1A. “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2010, and of our Quarterly Reports for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011, together with the risk factors and other information contained in our subsequent filings under the Exchange Act and all of the other information included in, or incorporated by reference into, this prospectus or any prospectus supplement.

Risks Relating to the Exchange Offer and the New Notes

If you do not properly tender your old notes, you will continue to hold unregistered outstanding notes and your ability to transfer outstanding notes will be adversely affected.

We will only issue new notes in exchange for old notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the old notes, and you should carefully follow the instructions on how to tender your old notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of old notes. Please read “The Exchange Offer—Procedures for Tendering” and “Description of the Notes.”

If you do not exchange your old notes for new notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your old notes described in the legend on the certificates for your old notes. In general, you may only offer or sell the old notes if they are registered under the Securities Act of 1933, as amended (the “Securities Act”), and applicable state securities laws, or offered and sold under an exemption from these requirements. We do not plan to register any sale of the old notes under the Securities Act. For further information regarding the consequences of failing to tender your old notes in the exchange offer, please read “The Exchange Offer—Consequences of Failure to Exchange Outstanding Securities.”

Some holders who exchange their old notes may be deemed to be underwriters.

If you exchange your old notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes and our other indebtedness.

As of September 30, 2011, on a consolidated pro forma basis giving effect to the Secured Notes Transactions, we had total indebtedness of $445.8 million, $283.5 million of senior secured indebtedness, consisting of our senior secured notes due 2017, and no availability under our prior secured revolving credit facility.

Our outstanding indebtedness could have important consequences to you, including the following:

•	our high level of indebtedness could make it more difficult for us to satisfy our obligations with respect to the notes, including any repurchase obligations that may arise thereunder;

•	the restrictions imposed on the operation of our business by the terms of our debt agreements may hinder our ability to take advantage of strategic opportunities to grow our business;

•

our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, restructuring, acquisitions or general corporate purposes may be impaired, which could be exacerbated by further volatility in the credit markets;

•

we must use a substantial portion of our cash flow from operations to pay interest on the notes and our other indebtedness, which will reduce the funds available to us for operations and other purposes;

•	our high level of indebtedness could place us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited; and

•	our high level of indebtedness makes us more vulnerable to economic downturns and adverse developments in our business.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to satisfy our obligations under the notes.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or delaying capital expenditures, selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. In the absence of such cash flows, we could have substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. The indenture under which our senior secured notes due 2017 were issued restricts our ability to use the proceeds from asset sales. We may not be able to consummate those asset sales to raise capital or sell assets at prices that we believe are fair, and proceeds that we do receive may not be adequate to meet any debt service obligations then due. See “Description of Other Indebtedness and Preferred Stock” and “Description of the Notes.” Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at the time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations and have an adverse effect on the market price of our equity securities.

Despite our current leverage, we may still be able to incur substantially more debt. This could further exacerbate the risks that we and our subsidiaries face.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture under which our senior secured notes due 2017 were issued will restrict, but will not completely prohibit us from doing so. In addition, the indenture under which the new notes will be issued will allow us to issue additional notes under certain circumstances which will also be guaranteed by the guarantors. The indenture under which the new notes will be issued will allow us to incur additional secured debt and will allow our subsidiaries that do not guarantee the notes to incur additional debt, which would be structurally senior to the notes. In addition, the indenture under which the notes will be issued will not prevent us from incurring other liabilities that do not constitute indebtedness. See “Description of the Notes.” If new debt or other liabilities are added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

Not all of our subsidiaries are guarantors and therefore the notes will be structurally subordinated in right of payment to the indebtedness and other liabilities of our existing and future domestic subsidiaries that do not guarantee the notes.

The notes will not be guaranteed by Endeavor Gathering, LLC or any of our subsidiaries designated as unrestricted subsidiaries. Accordingly, claims of holders of the notes will be structurally subordinated to the claims of creditors of these non-guarantor subsidiaries, including trade creditors. All obligations of our only non-guarantor subsidiary, Endeavor Gathering, LLC, will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon liquidation or otherwise, to us or a guarantor of the notes. As of September 30, 2011, our only non-guarantor subsidiary, Endeavor Gathering, LLC, had $50.9 million of total assets and $0.5 million of total liabilities and generated none of our consolidated revenues.

A subsidiary guarantee could be voided if it constitutes a fraudulent transfer under U.S. bankruptcy or similar state law, which would prevent the holders of the notes from relying on that subsidiary to satisfy claims.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee can be voided, or claims under the guarantee may be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee or, in some states, when payments become due under the guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee and:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

A guarantee may also be voided, without regard to the above factors, if a court finds that the guarantor entered into the guarantee with the actual intent to hinder, delay or defraud its creditors.

A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee if the guarantor did not substantially benefit directly or indirectly from the issuance of the guarantees. If a court were to void a guarantee, you would no longer have a claim against the guarantor. Sufficient funds to repay the notes may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from the subsidiary guarantor.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all its assets;

•

the present fair saleable value of its assets is less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

Each subsidiary guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its subsidiary guarantee to be a fraudulent transfer. This provision may not be effective to protect the subsidiary guarantees from being voided under fraudulent transfer law or may eliminate the guarantor’s obligations or reduce the guarantor’s obligations to an amount that effectively makes the guarantee worthless. In a recent Florida bankruptcy case, this kind of provision was found to be ineffective to protect the guarantees.

We cannot assure you that an active trading market will develop for the notes.

Prior to this offering, there has been no trading market for the notes. We do not intend to apply for listing of the notes on any securities exchange or to arrange for quotation of the notes on any automated dealer quotation system and we cannot assure you that an active trading market will develop for the notes. If an active trading market does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected. In that case, you may not be able to sell your notes at a particular time, or you may not be able to sell your notes at a favorable price.

The market price for the notes may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial fluctuations in the price of the securities. Even if a trading market for the notes develops, it may be subject to disruptions and price volatility. Any disruptions may have a negative effect on noteholders, regardless of our prospects and financial performance.

Any rating downgrade for the notes may cause their trading price to fall.

In the event a rating service were to lower its rating on the notes below the rating initially assigned to the notes or otherwise announce its intention to put the notes on credit watch, the trading price of the notes could decline.

Upon a change of control, we may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the notes, which would violate the terms of the notes.

Upon the occurrence of a change of control, holders of the notes will have the right to require us to purchase all or any part of such holders’ notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. There can be no assurance that either we or our subsidiary guarantors would have sufficient financial resources available to satisfy all of our or their obligations under these notes in the event of a change in control. Our failure to purchase the notes as required under the indenture would result in a default under the indenture, which could have material adverse consequences for us and the holders of the notes. See “Description of the Notes—Change of Control.”

If a bankruptcy petition were filed by or against us, holders of the notes may receive a lesser amount for their claim than they would have been entitled to receive under the indenture governing the notes.

If a bankruptcy petition were filed by or against us under the United States Bankruptcy Code after the issuance of the notes, the claim by any holder of the notes for the principal amount of the notes may be limited to an amount equal to the sum of the original issue price for the notes and that portion of the OID that does not constitute “unmatured interest” for purposes of the United States Bankruptcy Code. Any OID that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the notes under these circumstances may receive a lesser amount than they would be entitled to receive under the terms of the indentures governing the notes, even if sufficient funds are available.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement we entered into in connection with the private offering of the old notes. We will not receive any proceeds from the issuance of the new notes in the exchange offer. In consideration for issuing the new notes as contemplated in this prospectus, we will receive, in exchange, outstanding old notes in like principal amount. We will cancel all old notes surrendered in exchange for new notes in the exchange offer. As a result, the issuance of the new notes will not result in any increase or decrease in our indebtedness.

DESCRIPTION OF OTHER INDEBTEDNESS AND PREFERRED STOCK

5.00% Convertible Senior Notes Due 2013

In February 2008, we completed a $125 million private placement of 5.00% Convertible Senior Notes due 2013 (the “5.00% Convertible Notes”). Net proceeds of approximately $121 million were used to repay our prior secured revolving credit facility and other indebtedness. The 5.00% Convertible Notes are governed by an indenture, dated as of February 15, 2008 between the Company and The Bank of New York Trust Company, N.A., as trustee.

The 5.00% Convertible Notes bear interest at a rate of 5.00% per year, payable semiannually in arrears on February 1 and August 1 of each year, beginning August 1, 2008. The 5.00% Convertible Notes mature on February 1, 2013, unless earlier converted or repurchased by us. Holders may convert their 5.00% Convertible Notes at their option prior to the close of business on the business day immediately preceding November 1, 2012 only under the following circumstances:

•

during any fiscal quarter commencing after March 31, 2008 if the last reported sale price of our common stock for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each such trading day;

•

during the five business-day period after any five consecutive trading-day period in which the trading price per $1,000 principal amount of 5.00% Convertible Notes for each day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each such day;

•

upon the occurrence of a corporate event pursuant to which: (1) we issue rights to all or substantially all of the holders of our common stock entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at a price below the average market price at the time, or (2) we distribute to all or substantially all of the holders of our common stock our assets, debt securities or rights to purchase our securities, if the distribution has a per share value in excess of 10% of the last reported sale price for our common stock at the time; or

•

if: (1) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act acquires more than 50% of our outstanding voting stock, (2) we consummate a recapitalization, reclassification or change of our common stock as a result of which our common stock would be converted into or exchanged for stock, other securities, other property or assets, (3) we consummate a share exchange, consolidation or merger pursuant to which our common stock will be converted into cash, securities or other property, (4) we consummate any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of our and our subsidiaries’ consolidated assets to any person other than one of our subsidiaries, (5) continuing directors cease to constitute at least a majority of our board of directors, (6) our shareholders approve any plan or proposal for our liquidation or dissolution, or (7) our common stock ceases to be listed on a United States national or regional securities exchange (any of the events described in clauses (1) through (7), a “fundamental change”).

On or after November 1, 2012 until the close of business on the business day immediately preceding the maturity date, holders may convert their 5.00% Convertible Notes at any time, regardless of the foregoing circumstances.

Upon conversion, we will satisfy our conversion obligation by paying and delivering cash for the lesser of the principal amount or the conversion value, and, if the conversion value is in excess of the principal amount, by paying or delivering, at our option, cash and/or shares of our common stock for such excess. The conversion value is a daily value calculated on a proportionate basis for each day of a 60 trading-day observation period.

The conversion rate is initially 30.7692 shares of our common stock per $1,000 principal amount of 5.00% Convertible Notes (equivalent to a conversion price of approximately $32.50 per share of common stock). The conversion rate is subject to adjustment in some events but will not be adjusted for accrued interest. In addition, following any fundamental change that occurs prior to the maturity date, we will increase the conversion rate for a holder who elects to convert its 5.00% Convertible Notes in connection with such a fundamental change in certain circumstances. The increase in the conversion rate is determined based on a formula that takes into consideration our stock price at the time of the fundamental change (ranging from $25.00 to $150.00 per share) and the remaining time to maturity of the 5.00% Convertible Notes. The increase in the conversion rate ranges from 0% to 30%, increasing as the stock price at the time of the fundamental change increases from $25.00 and declining as the remaining time to maturity of the 5.00% Convertible Notes decreases.

We may not redeem the 5.00% Convertible Notes prior to maturity. However, if we undergo a fundamental change, holders may require us to repurchase the 5.00% Convertible Notes in whole or in part for cash at a price equal to 100% of the principal amount of the 5.00% Convertible Notes to be repurchased plus any accrued and unpaid interest (including additional interest, if any) to, but excluding, the fundamental change repurchase date.

The 5.00% Convertible Notes are senior unsecured obligations of the Company and rank equally in right of payment to all of our other existing and future senior indebtedness and our existing 4.50% Convertible Notes discussed below. The 5.00% Convertible Notes are effectively subordinated to all our secured indebtedness, including indebtedness under our senior secured notes indenture, to the extent of the value of our assets pledged as collateral for such indebtedness. The 5.00% Convertible Notes are also effectively subordinated to all liabilities of our subsidiaries, including liabilities under any guarantees they have issued.

As of September 30, 2011, the unamortized discount is expected to be amortized into earnings over 1.3 years. The carrying value of the equity component of the 5.00% Convertible Notes was $3.9 million as of September 30, 2011.

On January 28, 2011, the Company announced the commencement of a tender offer for up to $50 million aggregate principal amount of the outstanding 5.00% Convertible Notes. The tender offer expired March 11, 2011 and the Company retired $50 million aggregate principal amount of the 5.00% Convertible Notes.

4.50% Convertible Senior Notes Due 2015

In October 2009, we completed an $86.3 million public offering of 4.50% convertible senior notes due 2015 (“4.50% Convertible Notes”). The proceeds of the offering were used to repay outstanding senior subordinated secured notes due 2012 and a portion of the outstanding indebtedness under our prior secured revolving credit facility.

The 4.50% Convertible Notes bear interest at a rate of 4.50% per year, payable semiannually in arrears on May 1 and November 1 of each year, beginning May 1, 2010. The 4.50% Convertible Notes mature on May 1, 2015, unless earlier converted or repurchased by us. Holders may convert their notes prior to the close of business on the business day immediately preceding February 1, 2015, only under the following circumstances:

•

during any fiscal quarter commencing after January 1, 2010, if the last reported sale price of our common stock for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each such trading day;

•

during the five business-day period after any five consecutive trading-day period in which the trading price per $1,000 principal amount of 4.50% Convertible Notes for each day of such five consecutive trading-day period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each such day;

•

upon the occurrence of a corporate event pursuant to which: (1) we issue rights to all or substantially all of the holders of our common stock entitling them to purchase, for a period of not more than 60 calendar days after the announcement date of such issuance to subscribe for or purchase, shares of our common stock at a price per share less than the average of the last reported sale prices of our common stock for the 10 consecutive trading day period ending on the trading day immediately preceding the date of announcement of such issuance; (2) we distribute to all or substantially all of the holders of our common stock our assets, debt securities or rights to purchase our securities, if the distribution has a per share value in excess of 10% of the last reported sale price for our common stock on the trading day immediately preceding the date of announcement of such distribution; or (3) we are a party to a consolidation, merger, binding share exchange, or transfer or lease of all or substantially all of our assets, pursuant to which our common stock would be converted into cash, securities or other assets;

•

if: (1) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act acquires more than 50% of our outstanding voting stock, (2) we consummate a recapitalization, reclassification or change of our common stock as a result of which our common stock would be converted into or exchanged for stock, other securities, other property or assets, less than 90% of which received by our common shareholders consists of publicly traded securities, (3) we consummate a share exchange, consolidation or merger pursuant to which our common stock will be converted into cash, securities or other property, (4) we consummate any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of our and our subsidiaries’ consolidated assets to any person other than one of our subsidiaries, (5) continuing directors cease to constitute at least a majority of our board of directors, (6) our shareholders approve any plan or proposal for our liquidation or dissolution, or (7) our common stock ceases to be listed on any of The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market; or

•

if we call the 4.50% Convertible Notes for redemption, at any time prior to the close of business on the business day prior to the redemption date (any of the events described in the fourth and fifth bullets above, a “make-whole fundamental change”).

On or after February 1, 2015 until the close of business on the business day immediately preceding the maturity date, holders may convert their 4.50% Convertible Notes, in multiples of $1,000 principal amount, at the option of the holder regardless of the foregoing circumstances.

Upon conversion, we will satisfy our conversion obligation by paying or delivering cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. The conversion rate is initially 53.3333 shares of our common stock per $1,000 principal amount of 4.50% Convertible Notes (equivalent to a conversion price of approximately $18.75 per share of our common stock). The conversion rate is subject to adjustment in some events but will not be adjusted for accrued and unpaid interest. In addition, following any make-whole fundamental change that occurs prior to the maturity date, we will increase the conversion rate for a holder who elects to convert its 4.50% Convertible Notes in connection with such a make-whole fundamental change in certain circumstances. The increase in the conversion rate is determined based on a formula that takes into consideration our stock price at the time of the make-whole fundamental change (ranging from $15.00 to $100.00 per share) and the remaining time to maturity of the 4.50% Convertible Notes. The increase in the conversion rate declines from a high of 25.0% to 0.0% as the stock price at the time of the make-whole fundamental change increases from $15.00 and the remaining time to maturity of the 4.50% Convertible Notes decreases.

On or after November 1, 2012, and prior to the maturity date, we may redeem for cash all, but not less than all, of the 4.50% Convertible Notes if the last reported sales price of our common stock equals or exceeds 130% of the conversion price then in effect for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day immediately prior to the date of the redemption notice. The redemption price will equal 100% of the principal amount of the 4.50% Convertible Notes to be redeemed plus any accrued and unpaid interest, including any additional interest, to, but excluding, the redemption date. To the extent a holder converts its 4.50% Convertible Notes in connection with our redemption notice, we will increase the conversion rate as described in the preceding paragraph.

The 4.50% Convertible Notes are senior, unsecured obligations of the Company and rank equally in right of payment with our senior unsecured debt and our existing 5.00% Convertible Notes, and are senior in right of payment to our debt that is expressly subordinated to the 4.50% Convertible Notes, if any. The 4.50% Convertible Notes are structurally subordinated to all debt and other liabilities and commitments of our subsidiaries, including our subsidiaries’ guarantees of our indebtedness under our senior secured notes indenture, and are effectively junior to our secured debt to the extent of the value of the assets securing such debt.

Senior Secured Notes due 2017

In December 2011, we issued $283.5 million aggregate principal amount of senior secured notes due 2017 pursuant to an exchange offer (“Secured Notes Exchange Offer”), which included a private offer to sell up to $120.0 million additional senior secured notes due 2017, and consent solicitation (“Consent Solicitation”) with respect to our outstanding 11.375% Senior Notes due 2019, or “old notes.” Pursuant to the Secured Notes Exchange Offer, we offered for each $1,000 principal amount of old notes validly tendered and accepted by us, at the election of each holder tendering such notes, either (i) $750.00 principal amount of our senior secured notes due 2017 or (ii) $971.40 principal amount of our senior secured notes due 2017 if the holder tendering its old notes also subscribed to purchase for cash an additional $600.00 principal amount of our senior secured notes due 2017, to be issued at par, and in either case in addition to any accrued and unpaid interest, but excluding any liquidated damages, up to, but not including, the date the old notes were purchased by us under the terms of the Secured Notes Exchange Offer. Pursuant to the Consent Solicitation, we solicited consents from holders of old notes to certain proposed amendments to the indenture governing the terms of the old notes, including the elimination of certain covenants and events of default (the “Proposed Amendments”); holders of old notes who tendered such notes in connection with the Secured Notes Exchange Offer were deemed to have consented to the Proposed Amendments with respect to such notes.

We plan to use the cash proceeds from the issuance of the additional senior secured notes due 2017 in the private offer of sale in connection with the Secured Notes Exchange Offer (i) to fund a portion of our drilling program capital expenditures and (ii) for general working capital purposes.

Unless we elect to pay a portion of the interest in the form of additional senior secured notes due 2017 for an interest period (in which case, the senior secured notes due 2017 will bear interest at a rate of 9% per annum in cash and 4% per annum payment-in-kind in additional senior secured notes due 2017), the senior secured notes due 2017 will bear interest at a rate of 11.00% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning June 1, 2012, to holders of record as of the May 15 and November 15 immediately preceding the relevant interest payment date. The senior secured notes due 2017 will mature on December 1, 2017, unless earlier repurchased by us.

We may redeem any of the senior secured notes due 2017, in whole or in part, at any time on or after December 1, 2014. At any time prior to December 1, 2014, we may, at our option, on any one or more occasions redeem up to 35% of the aggregate principal amount of the senior secured notes due 2017 (including any additional notes but without duplication for exchange notes) originally issued under the indenture pursuant to which the senior secured notes due 2017 have been issued, or the “senior secured notes indenture,” with the net cash proceeds of one or more equity offerings at a redemption price of 111.0% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, and additional interest, if any, to, but not including, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that (1) at least 65% of the original principal amount of the senior secured notes due 2017 originally issued under the senior secured notes indenture (including additional notes but without duplication for exchange notes) remains outstanding after each such redemption, and (2) the redemption occurs within 90 days after the closing of the related equity offering. In addition, the senior secured notes due 2017 may be redeemed, in whole or in part, at any time prior to December 1, 2014 at our option upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder of senior secured notes due 2017 at its registered address, at a redemption price equal to 100% of the principal amount of the senior secured notes due 2017 redeemed, plus an “Applicable Premium” as of, and accrued and unpaid interest to, but not including, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

If a Change of Control (as defined in the senior secured notes indenture) occurs, we must offer to repurchase the senior secured notes due 2017 at 101% of their principal amount, plus accrued and unpaid interest. In addition, in connection with certain Asset Dispositions (as defined in the senior secured notes indenture), we must offer to repurchase the senior secured notes due 2017 with the proceeds of such Asset Dispositions within 30 days.

The senior secured notes due 2017 are secured by first-priority perfected liens on substantially all right, title and interest in or to substantially all of the assets and properties owned or acquired by us or our existing and future domestic restricted subsidiaries.

The senior secured notes due 2017 are senior obligations of the Company and rank senior in right of payment to all of our existing and future obligations that are expressly subordinated in right of payment to the senior secured notes due 2017. The senior secured notes due 2017 rank equal in right of payment to all of our unsubordinated obligations, but are effectively senior to any such obligations to the extent of the value of the collateral securing the obligations under the senior secured notes due 2017. The senior secured notes due 2017 are effectively junior in right of payment to all of our obligations that are subject to certain permitted liens (including, without limitation, certain letter of credit facilities and hedging obligations) ranking higher than the senior secured notes due 2017 to the extent of the value of the collateral securing such obligations or that are subject to a permitted lien that causes the assets subject to such lien to be excluded from the collateral. The senior secured notes due 2017 are also effectively junior in right of payment to all obligations of any of our subsidiaries that do not guarantee the senior secured notes due 2017.

The senior secured notes indenture restricts, among other things, our and our restricted subsidiaries’ ability to: incur or guarantee additional indebtedness or issue certain preferred stock; pay dividends or make other distributions; issue capital stock of our restricted subsidiaries; transfer or sell assets, including the capital stock of our restricted subsidiaries; make certain investments or acquisitions; grant liens on our assets; incur dividend or other payment restrictions affecting our restricted subsidiaries; enter into certain transactions with affiliates; and merge, consolidate or transfer all or substantially all of our assets. Such covenants are subject to important exceptions and qualifications set forth in the senior secured notes indenture.

Preferred Stock

Our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series. We have designated 25,000 of such shares as Series A Junior Participating Preferred Stock in connection with our Rights Plan.

We have also designated 6,000,000 of such shares as 9.25% Series B Cumulative Preferred Stock (“9.25% Preferred Stock”), of which 3,176,734 shares were issued and outstanding as of September 30, 2011. The 9.25% Preferred Stock has a dividend preference of $2.3125 per share per year, which must be satisfied before we may pay any dividends on any junior securities, including our common stock. The 9.25% Preferred Stock also has a liquidation preference entitling the holders thereof to receive the $25 stated value per share of 9.25% Preferred Stock, plus all accrued and unpaid dividends prior to any funds being available for distribution in liquidation to the holders of our junior securities, including our common stock. We may redeem the 9.25% Preferred Stock at our option after September 30, 2011, and we are required to redeem the 9.25% Preferred Stock upon any change of control involving our Company other than to a qualifying public company or upon certain changes in our management that result in Ken L. Kenworthy, Jr. no longer serving as our Chief Executive Officer. The holders of 9.25% Preferred Stock have voting rights in certain limited circumstances.

The board of directors is authorized, without any further action by shareholders, to determine the rights, preferences, privileges and restrictions of any series of preferred stock, the number of shares constituting any such series, and the designation thereof.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

On February 9, 2011, we sold $200.0 million in aggregate principal amount of the old notes in a private placement. The old notes were sold to the initial purchasers who in turn resold the old notes to a limited number of qualified institutional buyers pursuant to Rule 144A of the Securities Act.

On December 19, 2011, we completed an exchange offer (the “Secured Notes Exchange Offer”) and consent solicitation with respect to the old notes, pursuant to which we accepted approximately $198 million in principal amount of the old notes that had been validly tendered and not withdrawn, representing approximately 99% of the outstanding aggregate principal amount of the old notes, in exchange for our senior secured notes due 2017. The holders of the old notes who tendered such notes in connection with the Secured Notes Exchange Offer were deemed to have consented to certain proposed amendments to the indenture governing the terms of the old notes, including the elimination of certain covenants and events of default (the “Proposed Amendments”). Holders of approximately 99% of the outstanding aggregate principal amount of the old notes were validly given and not revoked, which satisfied the requirement that a majority of the aggregate principal amount of old notes approve the Proposed Amendments. The Proposed Amendments were approved and were effected through the execution of a supplemental indenture with respect to the old notes on December 19, 2011, and, as a result, as of such date, $1,970,000 aggregate principal amount of old notes not tendered and exchanged pursuant to the Secured Notes Exchange Offer remains outstanding.

In connection with the initial sale of the old notes, we entered into a registration rights agreement with the initial purchasers of the old notes, pursuant to which we agreed to file and to use our reasonable best efforts to cause to be declared effective by the SEC a registration statement with respect to the exchange of the old notes for the new notes. We are making the exchange offer to fulfill our contractual obligations under that agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

Pursuant to the exchange offer, we will issue the new notes in exchange for old notes. The terms of the new notes are identical in all material respects to those of the old notes, except that the new notes (1) have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the old notes and (2) will not have registration rights or provide for any additional interest related to the obligation to register. Please read “Description of the Notes” for more information on the terms of the new notes.

We are not making the exchange offer to, and will not accept tenders for exchange from, holders of old notes in any jurisdiction in which an exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. Unless the context requires otherwise, the term “holder” with respect to the exchange offer means any person in whose name the old notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose old notes are held of record by The Depository Trust Company, referred to as DTC, who desires to deliver such old notes by book–entry transfer at DTC.

We make no recommendation to the holders of old notes as to whether to tender or refrain from tendering all or any portion of their old notes pursuant to the exchange offer. In addition, no one has been authorized to make any such recommendation. Holders of old notes must make their own decision whether to tender pursuant to the exchange offer and, if so, the aggregate amount of old notes to tender after reading this prospectus and the letter of transmittal and consulting with their advisors, if any, based on their own financial position and requirements.

In order to participate in the exchange offer, you must represent to us, among other things, that:

•	you are acquiring the new notes in the exchange offer in the ordinary course of your business;

•	you do not have and, to your knowledge, no one receiving new notes from you has, any arrangement or understanding with any person to participate in the distribution of the new notes;

•	you are not one of our or our subsidiary guarantors’ “affiliates,” as defined in Rule 405 of the Securities Act;

•	if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, a distribution of the new notes; and

•

if you are a broker-dealer that will receive new notes for your own account in exchange for old notes acquired as a result of market-making or other trading activities, you will deliver a prospectus in connection with any resale of the new notes.

Please read “Plan of Distribution.”

Terms of Exchange

Upon the terms and conditions described in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, we will accept for exchange old notes that are properly tendered at or before the expiration time and not withdrawn as permitted below. As of the date of this prospectus, $1,970,000 aggregate principal amount of 11.375% Senior Notes due 2019 are outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about the date on the cover page of the prospectus to all holders of old notes known to us. Old notes tendered in the exchange offer must be in denominations of principal amount of $2,000 and any integral multiple of $1,000 in excess of $2,000.

Our acceptance of the tender of old notes by a tendering holder will form a binding agreement between the tendering holder and us upon the terms and subject to the conditions provided in this prospectus and in the accompanying letter of transmittal.

The form and terms of the new notes being issued in the exchange offer are the same as the form and terms of the old notes except that:

•	the new notes being issued in the exchange offer will have been registered under the Securities Act;

•	the new notes being issued in the exchange offer will not bear the restrictive legends restricting their transfer under the Securities Act;

•	the new notes being issued in the exchange offer will not contain the registration rights contained in the old notes; and

•	the new notes being issued in the exchange offer will not contain the provisions for additional interest relating to the old notes.

Expiration, Extension and Amendment

The expiration time of the exchange offer is 5:00 P.M., New York City time, on February 13, 2012. However, we may, in our sole discretion, extend the period of time for which the exchange offer is open and set a later expiration date for the offer. The term “expiration time” as used herein means the latest time and date at which the exchange offer expires, after any extension by us (if applicable). If we decide to extend the exchange offer period, we will then delay acceptance of any old notes by giving oral or written notice of an extension to the holders of old notes as described below. During any extension period, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange will be returned to the tendering holder after the expiration or termination of the exchange offer.

Our obligation to accept old notes for exchange in the exchange offer is subject to the conditions described below under “—Conditions to the Exchange Offer.” We may decide to waive any of the conditions in our discretion. Furthermore, we reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under the same heading. We will give oral or written notice of any extension, amendment, non–acceptance or termination to the holders of the old notes as promptly as practicable. If we materially change the terms of the exchange offer, we will resolicit tenders of the old notes, file a post–effective amendment to the prospectus and provide notice to you. If the change is made less than five business days before the expiration of the exchange offer, we will extend the offer so that the holders have at least five business days to tender or withdraw. We will notify you of any extension by means of a press release or other public announcement no later than 9:00 A.M., New York City time, on the first business day after the previously scheduled expiration time.

Procedures for Tendering

Valid Tender

Except as described below, a tendering holder must, prior to the expiration time, transmit to The Bank of New York Mellon Trust Company, N.A., the exchange agent, at the address listed below under the caption “—Exchange Agent”:

•	a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal; or

•	if old notes are tendered in accordance with the book–entry procedures listed below, an agent’s message transmitted through DTC’s Automated Tender Offer Program, referred to as ATOP.

In addition, you must:

•	deliver certificates, if any, for the old notes to the exchange agent at or before the expiration time; or

•

deliver a timely confirmation of the book–entry transfer of the old notes into the exchange agent’s account at DTC, the book–entry transfer facility, along with the letter of transmittal or an agent’s message; or

•	comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted by DTC to, and received by, the exchange agent and forming a part of a book–entry confirmation, that states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder.

If the letter of transmittal is signed by a person other than the registered holder of old notes, the letter of transmittal must be accompanied by a written instrument of transfer or exchange in satisfactory form duly executed by the registered holder with the signature guaranteed by an eligible institution. The old notes must be endorsed or accompanied by appropriate powers of attorney. In either case, the old notes must be signed exactly as the name of any registered holder appears on the old notes.

If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys–in–fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

By tendering, each holder will represent to us that, among other things, the person is not our affiliate or an affiliate of any of our subsidiary guarantors, the new notes are being acquired in the ordinary course of business of the person receiving the new notes, whether or not that person is the holder, and neither the holder nor the other person has any arrangement or understanding with any person to participate in the distribution of the new notes. Each broker-dealer must represent that it is not engaged in, and does not intend to engage in, a distribution of the new notes, and each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. Please read “Plan of Distribution.”

The method of delivery of old notes, letters of transmittal and all other required documents is at your election and risk, and the delivery will be deemed made only upon actual receipt or confirmation by the exchange agent. If the delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. Holders tendering through DTC’s ATOP system should allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on such dates.

No old notes, agent’s messages, letters of transmittal or other required documents should be sent to us. Delivery of all old notes, agent’s messages, letters of transmittal and other documents must be made to the exchange agent. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and wish to tender, you should promptly instruct the registered holder to tender on your behalf. Any registered holder that is a participant in DTC’s ATOP system may make book–entry delivery of the old notes by causing DTC to transfer the old notes into the exchange agent’s account. The tender by a holder of old notes, including pursuant to the delivery of an agent’s message through DTC’s ATOP system, will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not validly tendered or any old notes which, if accepted, would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify you of defects or irregularities with respect to tenders of old notes, none of us, the exchange agent, or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of old notes, nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such irregularities have been cured or waived. Any old notes received by the exchange agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date of the exchange offer.

Although we have no present plan to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any old notes that are not tendered in the exchange offer, we reserve the right, in our sole discretion, to purchase or make offers for any old notes after the expiration date of the exchange offer, from time to time, through open market or privately negotiated transactions, one or more additional exchange or tender offers, or otherwise, as permitted by law, the indenture and our other debt agreements. Following consummation of this exchange offer, the terms of any such purchases or offers could differ materially from the terms of this exchange offer.

Signature Guarantees

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed, unless the old notes surrendered for exchange are tendered:

•	by a registered holder of the old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an “eligible institution.”

If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantees must be by an “eligible institution.” An “eligible institution” is an “eligible guarantor institution” meeting the requirements of the registrar for the notes within the meaning of Rule 17Ad-15 under the Exchange Act.

Book-entry Transfer

The exchange agent will make a request to establish an account for the old notes at DTC for purposes of the exchange offer. Any financial institution that is a participant in DTC’s system may make book–entry delivery of old notes by causing DTC to transfer those old notes into the exchange agent’s account at DTC in accordance with DTC’s procedure for transfer. The participant should transmit its acceptance to DTC at or prior to the expiration time or comply with the guaranteed delivery procedures described below. DTC will verify this acceptance, execute a book–entry transfer of the tendered old notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of this book–entry transfer. The confirmation of this book–entry transfer will include an agent’s message confirming that DTC has received an express acknowledgment from this participant that this participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this participant.

Delivery of new notes issued in the exchange offer may be effected through book–entry transfer at DTC. However, the letter of transmittal or facsimile of it or an agent’s message, with any required signature guarantees and any other required documents, must:

•	be transmitted to and received by the exchange agent at the address listed under “—Exchange Agent” at or prior to the expiration time; or

•	comply with the guaranteed delivery procedures described below.

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the exchange agent.

Guaranteed Delivery

If a registered holder of old notes desires to tender the old notes, and the old notes are not immediately available, or time will not permit the holder’s old notes or other required documents to reach the exchange agent before the expiration time, or the procedures for book–entry transfer described above cannot be completed on a timely basis, a tender may nonetheless be made if:

•	the tender is made through an eligible institution;

•

prior to the expiration time, the exchange agent receives by facsimile transmission, mail or hand delivery from such eligible institution a properly and validly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us:

1.	stating the name and address of the holder of old notes and the amount of old notes tendered,

2.	stating that the tender is being made, and

3.	guaranteeing that within three New York Stock Exchange trading days after the expiration time, the certificates for all physically tendered old notes, in proper form for transfer, or a book–entry confirmation, as the case may be, and a properly completed and duly executed letter of transmittal, or an agent’s message, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the certificates for all physically tendered old notes, in proper form for transfer, or a book–entry confirmation, as the case may be, and a properly completed and duly executed letter of transmittal, or an agent’s message, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Determination of Validity

We will determine in our sole discretion all questions as to the validity, form and eligibility of old notes tendered for exchange. This discretion extends to the determination of all questions concerning the timing of receipts and acceptance of tenders. These determinations will be final and binding. We reserve the right to reject any particular old note not properly tendered or of which our acceptance might, in our judgment or our counsel’s judgment, be unlawful. We also reserve the right to waive any defects or irregularities or conditions of the exchange offer as to any particular old note either before or after the expiration time, including the right to waive the ineligibility of any tendering holder. Our interpretation of the terms and conditions of the exchange offer as to any particular old note either before or after the applicable expiration time, including the letter of transmittal and the instructions to the letter of transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within a reasonable period of time.

Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity in any tender of old notes. Moreover, neither we, the exchange agent nor any other person will incur any liability for failing to give notifications of any defect or irregularity.

Acceptance of Old Notes for Exchange; Issuance of New Notes

Upon the terms and subject to the conditions of the exchange offer, we will accept, promptly after the expiration time, all old notes properly tendered. We will issue the new notes promptly after acceptance of the old notes. For purposes of an exchange offer, we will be deemed to have accepted properly tendered old notes for exchange when, as and if we have given oral or written notice to the exchange agent, with prompt written confirmation of any oral notice.

For each old note accepted for exchange, the holder will receive a new note registered under the Securities Act having a principal amount equal to that of the surrendered old note. Under the registration rights agreement, we may be required to make additional payments of interest to the holders of the old notes under circumstances relating to the timing of the exchange offer.

In all cases, issuance of new notes for old notes will be made only after timely receipt by the exchange agent of:

•	a certificate for the old notes, or a timely book-entry confirmation of the old notes, into the exchange agent’s account at the book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal or an agent’s message; and

•	all other required documents.

Unaccepted or non-exchanged old notes will be returned without expense to the tendering holder of the old notes. In the case of old notes tendered by book-entry transfer in accordance with the book-entry procedures described above, the non-exchanged old notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer. For each old note accepted for exchange, the holder of the old note will receive a new note having a principal amount equal to that of the surrendered old note.

Interest Payments on the New Notes

The new notes will bear interest from the most recent date to which interest has been paid on the old notes for which they were exchanged. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the date the old notes were issued or, if interest has already been paid on the old notes, the most recent interest payment date on the old notes. Old notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer and will be deemed to have waived their rights to receive the accrued interest on the old notes.

Withdrawal Rights

Tender of old notes may be properly withdrawn at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

For a withdrawal to be effective with respect to old notes, the exchange agent must receive a written notice of withdrawal before the expiration time delivered by hand, overnight by courier or by mail, at the address indicated under “—Exchange Agent” or, in the case of eligible institutions, at the facsimile number, or a properly transmitted “Request Message” through DTC’s ATOP system. Any notice of withdrawal must:

•	specify the name of the person, referred to as the depositor, having tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including certificate numbers and principal amount of the old notes;

•	contain a statement that the holder is withdrawing its election to have the old notes exchanged;

•

other than a notice transmitted through DTC’s ATOP system, be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the old notes register the transfer of the old notes in the name of the person withdrawing the tender; and

•	specify the name in which the old notes are registered, if different from that of the depositor.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of these certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution, unless this holder is an eligible institution. If old notes have been tendered in accordance with the procedure for book-entry transfer described below, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes.

Any old notes properly withdrawn will be deemed not to have been validly tendered for exchange. New notes will not be issued in exchange unless the old notes so withdrawn are validly re-tendered.

Properly withdrawn old notes may be re-tendered by following the procedures described under “—Procedures for Tendering” above at any time at or before the expiration time.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to exchange, any old notes for any new notes, and, as described below, may terminate the exchange offer, whether or not any old notes have been accepted for exchange, or may waive any conditions to or amend the exchange offer, if any of the following conditions has occurred or exists:

•

there shall occur a change in the current interpretation by the staff of the SEC which permits the new notes issued pursuant to the exchange offer in exchange for old notes to be offered for resale, resold and otherwise transferred by the holders (other than broker-dealers and any holder which is an affiliate) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such new notes are acquired in the ordinary course of such holders’ business and such holders have no arrangement or understanding with any person to participate in the distribution of the new notes;

•

any action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency or body seeking to enjoin, make illegal or delay completion of the exchange offer or otherwise relating to the exchange offer;

•	any law, statute, rule or regulation shall have been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with such exchange offer;

•	a banking moratorium shall have been declared by United States federal or New York State authorities;

•

trading on the New York Stock Exchange or generally in the United States over-the-counter market shall have been suspended, or a limitation on prices for securities imposed, by order of the SEC or any other governmental authority;

•

an attack on the United States, an outbreak or escalation of hostilities or acts of terrorism involving the United States, or any declaration by the United States of a national emergency or war shall have occurred;

•

a stop order shall have been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement of which this prospectus is a part or proceedings shall have been initiated or, to our knowledge, threatened for that purpose or any governmental approval has not been obtained, which approval we shall, in our sole discretion, deem necessary for the consummation of the exchange offer; or

•

any change, or any development involving a prospective change, in our business or financial affairs or any of our subsidiaries has occurred which is or may be adverse to us or we shall have become aware of facts that have or may have an adverse impact on the value of the old notes or the new notes, which in our sole judgment in any case makes it inadvisable to proceed with the exchange offer, with the acceptance of old notes for exchange or with the exchange of old notes for new notes.

If we determine in our sole discretion that any of the foregoing events or conditions has occurred or exists, we may, subject to applicable law, terminate the exchange offer, whether or not any old notes have been accepted for exchange, or may waive any such condition or otherwise amend the terms of the exchange offer in any respect. Please read “—Expiration, Extension and Amendment” above.

If any of the above events occur, we may:

•	terminate the exchange offer and promptly return all tendered old notes to tendering holders;

•	complete and/or extend the exchange offer and, subject to your withdrawal rights, retain all tendered old notes until the extended exchange offer expires;

•	amend the terms of the exchange offer; or

•	waive any unsatisfied condition and, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.

We may assert these conditions with respect to the exchange offer regardless of the circumstances giving rise to them. All conditions to the exchange offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived by us before the expiration of the exchange offer. We may waive any condition in whole or in part at any time in our reasonable discretion. Our failure to exercise our rights under any of the above circumstances does not represent a waiver of these rights. Each right is an ongoing right that may be asserted at any time. Any determination by us concerning the conditions described above will be final and binding upon all parties.

If a waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that we will distribute to the registered holders of the old notes, and we will extend the exchange offer for a period of five to ten business days, as required by applicable law, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to ten business day period.

Resales of New Notes

Based on interpretations by the staff of the SEC, as described in no-action letters issued to third parties that are not related to us, we believe that new notes issued in the exchange offer in exchange for old notes may be offered for resale, resold or otherwise transferred by holders of the new notes without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	the new notes are acquired in the ordinary course of the holders’ business;

•	the holders have no arrangement or understanding with any person to participate in the distribution of the new notes;

•	the holders are not “affiliates” of ours or of any of our subsidiary guarantors within the meaning of Rule 405 under the Securities Act; and

•	the holders are not broker-dealers who purchased old notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act.

However, the SEC has not considered the exchange offer described in this prospectus in the context of a no-action letter. The staff of the SEC may not make a similar determination with respect to the exchange offer as in the other circumstances. Each holder who wishes to exchange old notes for new notes will be required to represent that it meets the requirements above.

Any holder who is an affiliate of ours or any of our subsidiary guarantors or who intends to participate in the exchange offer for the purpose of distributing new notes or any broker-dealer who purchased old notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act:

•	cannot rely on the applicable interpretations of the staff of the SEC mentioned above;

•	will not be permitted or entitled to tender the old notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge by way of letter of transmittal that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. Please read “Plan of Distribution.” A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resales of new notes received in exchange for old notes that the broker-dealer acquired as a result of market-making or other trading activities. Any holder that is a broker-dealer participating in the exchange offer must notify the exchange agent at the telephone number set forth in the enclosed letter of transmittal and must comply with the procedures for broker-dealers participating in the exchange offer. We have not entered into any arrangement or understanding with any person to distribute the new notes to be received in the exchange offer.

In addition, to comply with state securities laws, the new notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification, with which there has been compliance, is available. The offer and sale of the new notes to “qualified institutional buyers,” as defined under Rule 144A of the Securities Act, is generally exempt from registration or qualification under the state securities laws. We currently do not intend to register or qualify the sale of new notes in any state where an exemption from registration or qualification is required and not available.

Exchange Agent

The Bank of New York Mellon Trust Company, N.A. has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal and any other required documents should be directed to the exchange agent at the address or facsimile number set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

By Facsimile for Eligible Institutions: (212) 298-1915 Attention: Corporate Trust - Reorganization Unit Processor: David Mauer	By Mail/Overnight Delivery/Hand: The Bank of New York Mellon Trust Company, N.A. 101 Barclay Street - 7 East New York, NY 10286 Attention: Corporate Trust - Reorganization Unit Processor: David Mauer	Confirm By Telephone: (212) 815-3687

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF SUCH LETTER OF TRANSMITTAL VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF THE LETTER OF TRANSMITTAL.

Fees and Expenses

The expenses of soliciting tenders pursuant to this exchange offer will be paid by us. We have agreed to pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of old notes, and in handling or tendering for their customers. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes on the exchange. If, however, new notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the old notes tendered, or if a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

Consequences of Failure to Exchange Outstanding Securities

Holders who desire to tender their old notes in exchange for new notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither the exchange agent nor us is under any duty to give notification of defects or irregularities with respect to the tenders of old notes for exchange.

Old notes that are not tendered or are tendered but not accepted will, following the completion of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the old notes and the existing restrictions on transfer set forth in the legend on the old notes set forth in the indenture for the notes. Except in limited circumstances with respect to specific types of holders of old notes, we will have no further obligation to provide for the registration under the Securities Act of such old notes. In general, old notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

We do not currently anticipate that we will take any action to register the old notes under the Securities Act or under any state securities laws. Upon completion of the exchange offer, holders of the old notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances.

Holders of the new notes issued in the exchange offer, any old notes which remain outstanding after completion of the exchange offer and the previously issued notes will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.

Accounting Treatment

We will record the new notes at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The costs associated with the exchange offer will be expensed as incurred.

Other

Participation in the exchange offer is voluntary, and you should consider carefully whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

DESCRIPTION OF THE NOTES

The Company will issue the new 11.375% senior notes due 2019 under an Indenture (the “Indenture”) among itself, the Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”). For purposes of this description, references to the “Notes” refer collectively to the old notes and the new notes. The terms of the Notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The Indenture is unlimited in aggregate principal amount, although the issuance of new notes in this exchange offer will be limited to $1,970,000. We may issue an unlimited principal amount of additional notes having identical terms and conditions as the new notes (the “Additional Notes”). Any Additional Notes will be part of the same issue as the new notes that we are currently offering and will vote on all matters with the holders of the Notes. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Notes,” references to the new notes include any Additional Notes actually issued.

The following description is intended to be a useful overview of the material provisions of the Notes and the Indenture. Since this description is only a summary, you should refer to the Indenture for a complete description of the obligations of the Company and your rights.

You will find the definitions of capitalized terms used in this Description of the Notes under the heading “Certain Definitions.” For purposes of this description, references to the “Company,” “we,” “our” and “us” refer only to GMX Resources Inc. and not to any of its Subsidiaries.

General

The Notes. The Notes will:

•	be senior unsecured obligations of the Company;

•	rank senior in right of payment to all existing and future Subordinated Obligations of the Company;

•	rank equally in right of payment to any other senior Indebtedness of the Company;

•

be effectively subordinated to all obligations of the Company that are secured by assets to the extent of the value of the collateral securing such Indebtedness, including the senior secured notes due 2017;

•	be structurally subordinated to all obligations of our Subsidiaries that do not guarantee the Notes; and

•	be represented by one or more registered Notes in global form, but in certain circumstances may be represented by Notes in definitive form.

The Subsidiary Guarantees. The Notes will be fully and unconditionally guaranteed on a senior unsecured basis by Diamond Blue Drilling Co. and Endeavor Pipeline Inc., each a direct and indirect wholly-owned subsidiary of the Company (see “Subsidiary Guarantees”). Endeavor Gathering, LLC will not be a Subsidiary Guarantor.

Each Subsidiary Guarantee will:

•	be a senior unsecured obligation of the relevant Subsidiary Guarantor;

•	rank senior in right of payment to all existing and future Subordinated Obligations of the relevant Subsidiary Guarantor;

•	rank equally in right of payment to any other senior Indebtedness of the relevant Subsidiary Guarantor;

•

be effectively subordinated to any liabilities of any Subsidiary Guarantor that are secured by assets to the extent of the value of the collateral securing such Indebtedness, including the senior secured notes due 2017; and

•	be structurally subordinated to all obligations of our Subsidiaries that do not guarantee the Notes.

Principal, Maturity and Interest. The Company will issue the Notes initially with a maximum aggregate principal amount of $1,970,000. The Notes will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Notes will mature on February 15, 2019. Interest on the Notes will compound semi-annually and will:

•	accrue at the rate of 11.375% per annum;

•	accrue from the Issue Date or, if interest has already been paid, from the most recent interest payment date;

•	be payable in cash semi-annually in arrears on February 15 and August 15, having commenced on August 15, 2011;

•	be payable to the holders of record on the February 1 and August 1 immediately preceding the related interest payment dates; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months.

If an interest payment date falls on a day that is not a Business Day, the interest payment to be made on such interest payment date will be made on the next succeeding Business Day with the same force and effect as if made on such interest payment date, and no additional interest will accrue as a result of such delayed payment. The Company will pay interest on overdue principal of the Notes at two percentage points per annum in excess of the above rate, and overdue installments of interest at such higher rate, to the extent lawful.

Payments on the Notes; Paying Agent and Registrar

We will pay principal of, premium, if any, liquidated damages, if any, and interest on the Notes at the office or agency designated by the Company in the City and State of New York, except that we may, at our option, pay interest on the Notes by check mailed to holders of the Notes at their registered address as it appears in the registrar’s books. We have initially designated the corporate trust office of the Trustee in New York, New York to act as our paying agent and registrar. We may, however, change the paying agent or registrar without prior notice to the holders of the Notes, and the Company or any of its Restricted Subsidiaries may act as paying agent or registrar.

We will pay principal of, premium, if any, liquidated damages, if any, and interest on, Notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global Note.

Transfer and Exchange

A holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. No service charge will be imposed by the Company, the Trustee or the registrar for any registration of transfer or exchange of Notes, but the Company may require a holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

The registered holder of a Note will be treated as the owner of it for all purposes.

Optional Redemption

On and after February 15, 2015, we may redeem all or, from time to time, a part of the Notes upon not less than 30 nor more than 60 prior days’ notice, at the following redemption prices (expressed as a percentage of principal amount of the Notes) plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on February 15 of the years indicated below:

Year	Percentage
2015	108.531%
2016	105.688%
2017	102.844%
2018 and thereafter	100.000%

At any time on or prior to February 15, 2014 we may, at our option, on any one or more occasions redeem up to 35% of the aggregate principal amount of the Notes (including Additional Notes) issued under the Indenture with the Net Cash Proceeds of one or more Equity Offerings at a redemption price of 111.375% of the principal amount thereof, plus accrued and unpaid interest, if any, liquidated damages, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that

(1) at least 65% of the original principal amount of the Notes issued on the Issue Date remains outstanding after each such redemption; and

(2) the redemption occurs within 90 days after the closing of the related Equity Offering.

In addition, the Notes may be redeemed, in whole or in part, at any time prior to February 15, 2015 at the option of the Company upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder of Notes at its registered address, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means, with respect to any Note on any applicable redemption date, the greater of:

(1) 1.0% of the principal amount of such Note; and

(2) the excess, if any, of:

(a) the sum of the present value at such redemption date of (i) the redemption price of such Note at February 15, 2015 (such redemption price being set forth in the table appearing above under the caption “Optional Redemption”) plus (ii) all required interest payments (excluding accrued and unpaid interest as of such redemption date) due on such Note through February 15, 2015, discounted back to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points; over

(b) the principal amount of such Note.

“Treasury Rate” means, as of any redemption date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to February 15, 2015; provided, however, that if the period from the redemption date to February 15, 2015 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate will be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to February 15, 2015 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Selection and Notice

If the Company is redeeming less than all of the outstanding Notes, the Trustee will select the Notes for redemption in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed, then on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion will deem to be fair and appropriate, although no Note of $2,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the partially redeemed Note. On and after the redemption date, interest will cease to accrue on Notes or the portion of them called for redemption unless we default in the payment thereof.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

We are not required to make mandatory redemption payments or sinking fund payments with respect to the Notes. However, under certain circumstances, we may be required to offer to purchase Notes as described under the captions “—Change of Control”.

We may acquire Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture. However, other existing or future agreements of the Company may limit the ability of the Company or its Subsidiaries to purchase Notes prior to maturity.

Ranking

The Notes will be senior unsecured obligations of the Company that rank senior in right of payment to all existing and future Indebtedness that is expressly subordinated in right of payment to the Notes. The Notes will rank equally in right of payment with all existing and future liabilities of the Company that are not so subordinated. The Notes will be effectively subordinated to all obligations of the Company that are secured by assets to the extent of the value of the collateral securing such Indebtedness and effectively subordinated to all obligations of any of our Subsidiaries that do not guarantee the Notes.

As of September 30, 2011, on a pro forma consolidated basis giving effect to the Secured Notes Transactions,

•	we and our Subsidiary Guarantors had approximately $445.8 million of total Indebtedness outstanding;

•	we and our Subsidiary Guarantors had $283.5 million of outstanding secured Indebtedness, consisting of our senior secured notes due 2017;

•	we and our Subsidiary Guarantors had no Indebtedness outstanding under our prior Senior Secured Credit Agreement;

•	we and our Subsidiary Guarantors had approximately $161.0 million of unsecured Indebtedness, consisting of our Existing Senior Notes and the old notes; and

•	we and our Subsidiary Guarantors had no Subordinated Obligations.

Subsidiary Guarantees

The Subsidiary Guarantors, as primary obligors and not merely as sureties, will, jointly and severally, irrevocably and unconditionally guarantee on a senior unsecured basis our obligations under the Notes and all obligations under the Indenture. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will rank equally in right of payment with other Indebtedness of such Subsidiary Guarantors, except to the extent such other Indebtedness is expressly subordinated to the obligations arising under the Subsidiary Guarantees, in which case the obligations of the Subsidiary Guarantor under the Subsidiary Guarantee will rank senior in right of payment to such Indebtedness. The Subsidiary Guarantee of a Subsidiary Guarantor will be effectively subordinated to any liabilities of any of our Subsidiaries that are secured by assets to the extent of the value of the collateral securing such Indebtedness and effectively subordinated to any liabilities of any of its Subsidiaries that do not guarantee the Notes.

As of September 30, 2011, on a pro forma consolidated basis giving effect to the Secured Notes Transactions, the outstanding Indebtedness of the Subsidiary Guarantors was $285.5 million, which includes the guarantee by the Subsidiary Guarantors of $283.5 million aggregate principal amount of senior secured notes due 2017, which Indebtedness would rank senior to the Notes to the extent of the collateral securing the Indebtedness under the senior secured notes indenture.

The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law, although no assurance can be given that a court would give the holder the benefit of such provision. See “Risk Factors—A subsidiary guarantee could be voided if it constitutes a fraudulent transfer under U.S. bankruptcy or similar state law, which would prevent the holders of the notes from relying on that subsidiary to satisfy claims.” If a Subsidiary Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its Subsidiary Guarantee could be reduced to zero. If the obligations of a Subsidiary Guarantor under its Subsidiary Guarantee were avoided, holders of Notes would have to look to the assets of any remaining Subsidiary Guarantors for payment. There can be no assurance in that event that such assets would suffice to pay the outstanding principal and interest on the Notes.

In the event a Subsidiary Guarantor is sold or disposed of (whether by merger, consolidation, the sale of its Capital Stock or the sale of all or substantially all of its assets (other than by lease)) and whether or not the Subsidiary Guarantor is the surviving corporation in such transaction to a Person that is not the Company or a Restricted Subsidiary of the Company, such Subsidiary Guarantor will be released from its obligations under its Subsidiary Guarantee.

In addition, a Subsidiary Guarantor will be released from its obligations under the Indenture and its Subsidiary Guarantee if (i) the Company designates such Subsidiary as an Unrestricted Subsidiary and such designation complies with the other applicable provisions of the Indenture; (ii) in connection with any legal defeasance or satisfaction and discharge of the Notes as provided below under the captions “Defeasance” and “Satisfaction and Discharge” or (iii) upon satisfaction and discharge of the Indenture or payment in full in cash of the principal of, and premium, if any, liquidated damages, if any, and accrued and unpaid interest, if any, on, the Notes and all other obligations that are then due and payable under the Indenture.

Change of Control

If a Change of Control occurs, unless the Company has previously or concurrently exercised its right to redeem all of the Notes as described under “Optional Redemption,” each holder will have the right to require the Company to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount of the Notes repurchased plus accrued and unpaid interest, if any, and liquidated damages, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control, unless the Company has previously or concurrently exercised its right to redeem all of the Notes as described under “Optional Redemption,” the Company will mail a notice (the “Change of Control Offer”) to each holder, with a copy to the Trustee, stating:

(1) that a Change of Control has occurred and that such holder has the right to require the Company to purchase such holder’s Notes at a purchase price in cash equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date the Change of Control Offer is mailed) (the “Change of Control Payment Date”);

(3) that any Note not properly tendered will remain outstanding and continue to accrue interest;

(4) that unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) that holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed, to the paying agent specified in the Change of Control Offer at the address specified in the Change of Control Offer prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that holders will be entitled to withdraw their tendered Notes and their election to require us to purchase such Notes, provided that the paying agent receives, not later than the close of business on the 30th day following the date of the Change of Control Offer, a telegram, telex, facsimile transmission or letter setting forth the name of the holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such holder is withdrawing its tendered Notes and its election to have such Notes purchased;

(7) that if the Company is redeeming less than all of the Notes, the holders of the remaining Notes will be issued new Notes and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to $2,000 or an integral multiple of $1,000 in excess thereof; and

(8) the procedures determined by us, consistent with the Indenture, that a holder must follow in order to have its Notes repurchased.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes (of at least $2,000 or an integral multiple of $1,000 in excess thereof) properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered and not properly withdrawn; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

The paying agent will promptly mail or wire transfer to each holder of Notes properly tendered and not properly withdrawn the Change of Control Payment for such Notes (or, if all of the Notes are then in global form, make such payment through the facilities of the DTC), and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest and liquidated damages, if any, will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no further interest will be payable to holders who tender pursuant to the Change of Control Offer.

The Change of Control provisions described above will apply whether or not any other provisions of the Indenture apply. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, or compliance with the Change of Control provisions of the Indenture would constitute a violation of any such laws or regulations, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations described in the Indenture by virtue of our compliance with such securities laws or regulations.

Our ability to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors. Future Indebtedness of the Company and its Subsidiaries may contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the holders upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The senior secured notes indenture limits the Company from purchasing any Note and also provides that the occurrence of certain change of control events with respect to the Company would require the Company to make an offer to repurchase the senior secured notes due 2017. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, we may seek the consent from the holders of the senior secured notes due 2017 to the purchase of Notes or may attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to offer to purchase Notes may constitute a Default under the Indenture after giving notice and lapse of time, which may, in turn, constitute a default under the senior secured notes indenture. Finally, the Company’s ability to pay cash to the holders of Notes upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. See “Risk factors—Risks relating to the notes—We may not be able to satisfy our obligations to holders of the notes upon a change of control.”

Even if sufficient funds were otherwise available, the terms of the senior secured notes indenture will, and other and/or future Indebtedness may, prohibit the Company’s prepayment or repurchase of Notes before their scheduled maturity. Consequently, if the Company is not able to prepay the Indebtedness under the senior secured notes indenture and any such other and/or future Indebtedness containing similar restrictions or obtain requisite consents, the Company will be unable to fulfill its repurchase obligations if holders of Notes exercise their repurchase rights following a Change of Control, resulting in a default under the Indenture. A default under the Indenture may result in a cross-default under the senior secured notes indenture and the Existing Senior Notes Indentures.

The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving the Company. The Change of Control purchase feature is a result of negotiations between the initial purchasers and us. As of the Issue Date, we have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. The Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

The definition of “Change of Control” includes a disposition of all or substantially all of the property and assets of the Company and its Restricted Subsidiaries taken as a whole to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require the Company to make an offer to repurchase the Notes as described above.

In a recent decision, the Chancery Court of Delaware raised the possibility that a change of control as a result of a failure to have “continuing directors” comprising a majority of the Board of Directors may be unenforceable on public policy grounds.

The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified or terminated with the written consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes) prior to the occurrence of such Change of Control.

Certain Covenants

Reports

If the Company or any Subsidiary Guarantor (collectively, the “obligors” and each, an “obligor”) is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, then such obligor will file with the trustee copies of the annual reports and of the information, documents and other reports that such obligor is required to file with the SEC; if an obligor is not required to file such information, documents or reports pursuant to Section 13 or 15(d) of the Exchange Act, it shall file with the Trustee and the SEC, in accordance with the rules and regulations set forth by the SEC, such of the supplementary and periodic information, documents and reports that may be required pursuant to Section 13 of the Exchange Act with respect to a security listed and registered on a national securities exchange as may be set forth in such rules and regulations. Each obligor shall also file with the Trustee and the SEC, in accordance with rules and regulations set forth by the SEC, such additional information, documents and reports with respect to compliance by such obligor with the conditions and covenants provided for in the Indenture, as may be required by such rules and regulations, including, in the case of annual reports, if required by such rules and regulations and as required pursuant to the Trust Indenture Act of 1939, as amended, certificates or opinions of independent public accountants as to compliance with conditions or covenants, compliance with which is subject to verification by accountants. Each obligor shall also transmit to the holders of the Notes summaries of any information, documents and reports required to be filed by such obligor pursuant to the first sentence of this paragraph, and shall furnish to the Trustee, not less often than annually, a brief certificate from the principal executive officer, principal financial officer or principal accounting officer as to his or her knowledge of such obligor’s compliance with all conditions and covenants under the Indenture.

Events of Default

Each of the following is an Event of Default:

(1) default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration of acceleration or otherwise;

(2) failure by the Company or any Subsidiary Guarantor to comply with its obligations under “Certain Covenants—Merger and Consolidation” (which have been eliminated pursuant to the adoption of the Proposed Amendments, effected through a supplemental indenture dated December 19, 2011);

(3) failure by the Company to comply within 30 days after notice as provided below with any of its obligations under the covenant described under “Change of Control” above or under the covenants described under “Certain Covenants” above (in each case, other than a failure to purchase Notes that will constitute an Event of Default under clause (2) above and other than a failure to comply with “Certain Covenants—Merger and Consolidation” (which have been eliminated pursuant to the adoption of the Proposed Amendments, effected through a supplemental indenture dated December 19, 2011) which is covered by clause (3)); or

(4) failure by the Company to comply within 60 days after notice as provided below with its other agreements contained in the Indenture.

However, a default under clauses (3) and (4) of this paragraph will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company in writing and, in the case of a notice given by the holders, the Trustee of the default and the Company does not cure such default within the time specified in clauses (3) and (4) of this paragraph after receipt of such notice.

If an Event of Default occurs and is continuing, the Trustee by notice to the Company, or the holders of at least 25% in principal amount of the outstanding Notes by notice to the Company and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest and liquidated damages, if any, on all the Notes to be due and payable. The holders of a majority in principal amount of the outstanding Notes may waive all past defaults (except with respect to nonpayment of principal, premium, interest or liquidated damages, if any) and rescind any such acceleration with respect to the Notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee indemnity satisfactory to it or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding Notes have not waived such Event of Default or otherwise given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Indenture provides that in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

Holders may not enforce the Indenture or the Notes except as provided in the Indenture and under the Trust Indenture Act. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under any obligation to exercise any of its rights or powers under the Indenture to which it is a party at the request, order or direction of any of the holders, unless such holders have offered to the Trustee indemnity satisfactory to it. Subject to the provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

If a default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder of Notes notice of the default within 90 days after it occurs and becomes known to the Trustee. Except in the case of a default in the payment of principal, premium, if any, interest or liquidated damages, if any, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interest of the holders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action the Company is taking or proposing to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture and the Notes may be amended or supplemented with the consent of the holders of a majority in principal amount of the Notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). However, no amendment may, among other things, without the consent of each holder of an outstanding Note affected thereby:

(1) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver of any provision of the Indenture, the Notes or the Subsidiary Guarantees;

(2) reduce the stated rate of or change the stated time for payment of interest on any Note;

(3) reduce the principal of or change the Stated Maturity of any Note;

(4) reduce the premium payable upon the redemption of any Note as described above under “Optional Redemption,” or change the time at which any Note may be redeemed as described above under “Optional Redemption,” or make any change to the covenants described above under “Change of Control” after the occurrence of a Change of Control, or make any change to the provisions relating an Asset Disposition Offer that has been made, in each case whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(5) make any Note payable in money other than that stated in the Note;

(6) impair the right of any holder to receive payment of, premium, if any, principal of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(7) make any change in the amendment or waiver provisions which require each holder’s consent;

(8) modify the Subsidiary Guarantees in any manner adverse to the holders of the Notes; or

(9) make any change to or modify the ranking of the Notes that would adversely affect the holders.

Notwithstanding the foregoing, without the consent of any holder, the Company, the Guarantors, the Trustee may amend the Indenture and the Notes to:

(1) cure any ambiguity, omission, defect, mistake or inconsistency that does not adversely affect the holders;

(2) provide for the assumption by a successor corporation of the obligations of the Company or any Subsidiary Guarantor under the Indenture;

(3) provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4) add Guarantees with respect to the Notes, including Subsidiary Guarantees, or release a Subsidiary Guarantor from its Subsidiary Guarantee and terminate such Subsidiary Guarantee; provided, however, that the release and termination is in accord with the applicable provisions of the Indenture;

(5) secure the Notes or Subsidiary Guarantees;

(6) add to the covenants of the Company or a Subsidiary Guarantor for the benefit of the holders or surrender any right or power conferred upon the Company or a Subsidiary Guarantor;

(7) make any change that does not adversely affect the rights of any holder;

(8) comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(9) conform the text of the Indenture, the Notes or the Subsidiary Guarantees to any provision of this “Description of the Notes” to the extent that such provision in this “Description of the Notes” was intended to be a verbatim recitation of a provision of the Indenture, the Notes or the Subsidiary Guarantees;

(10) if necessary, in connection with any addition or termination or discharge of any Subsidiary Guarantee, when such termination or discharge is permitted by the Indenture;

(11) provide for the issuance of exchange securities which shall have terms substantially identical in all respects to the Notes (except that the transfer restrictions contained in the Notes shall be modified or eliminated as appropriate) and which shall be treated, together with any outstanding Notes, as a single class of securities; or

(12) provide for the succession of a successor Trustee under the Indenture.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under the Indenture by any holder of Notes given in connection with a tender of such holder’s Notes will not be rendered invalid by such tender. After an amendment under the Indenture becomes effective, the Company is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice will not impair or affect the validity of the amendment.

Defeasance

The Company at any time may terminate all its obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. If the Company exercises its legal defeasance option, the Subsidiary Guarantees in effect at such time will terminate.

The Company at any time may terminate its obligations described under “Change of Control” and under covenants described under “Certain Covenants” (“covenant defeasance”).

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3) or (4) under “Events of Default” above or because of the failure of the Company to comply with clause (3) under “Certain Covenants—Merger and Consolidation” (which has been eliminated pursuant to the adoption of the Proposed Amendments, effected through a supplemental indenture dated December 19, 2011).

If the Company exercises its legal defeasance option or its covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to its Subsidiary Guarantee.

In order to exercise either defeasance option, the Company must, among other things, irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when either:

(1) all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation, or

(2) all Notes that have not been delivered to the Trustee for cancellation have become due and payable or will become due and payable within one year by reason of the giving of a notice of redemption or otherwise and the Company or any Subsidiary Guarantor has irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust solely for such purpose, cash in U.S. dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal and accrued interest to the date of maturity or redemption, and in each case certain other requirements set forth in the Indenture are satisfied and if, in either case, the Company pays all other sums payable under the Indenture, then the Indenture and the Subsidiary Guarantees shall, except for certain obligations, including those with respect to the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes, cease to be of further effect.

No Personal Liability of Directors, Officers, Employees and Shareholders

No director, officer, employee, incorporator or shareholder of the Company or any Subsidiary Guarantor, as such, shall have any liability for any obligations of the Company or any Subsidiary Guarantor under the Notes, the Indenture or the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Concerning the Trustee

The Bank of New York Mellon Trust Company, N.A., will be the Trustee under the Indenture and has been appointed by the Company as registrar and paying agent with regard to the Notes.

Governing Law

The Indenture, the Notes and the Subsidiary Guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of the Oil and Gas Business), transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of (A) shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary), (B) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary, or (C) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary (each referred to for the purposes of this definition as a “disposition”), in each case by the Company or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly-Owned Subsidiary;

(2) the sale of Cash Equivalents in the ordinary course of business;

(3) a disposition of Hydrocarbons or mineral products inventory in the ordinary course of business;

(4) a disposition of damaged, unserviceable, obsolete or worn out equipment or equipment that is no longer necessary for the proper conduct of the business of the Company and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

(5) transactions in accordance with the covenant described under “Certain Covenants—Merger and Consolidation” (which covenant has been eliminated pursuant to the adoption of the Proposed Amendments, effected through a supplemental indenture dated December 19, 2011);

(6) an issuance of Capital Stock by a Restricted Subsidiary to the Company or to a Wholly-Owned Subsidiary;

(7) for purposes of “Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” only (which covenant has been eliminated pursuant to the adoption of the Proposed Amendments, effected through a supplemental indenture dated December 19, 2011), the making of a Permitted Investment or a Restricted Payment (or a disposition that would constitute a Restricted Payment but for the exclusions from the definition thereof) permitted by the covenant described under “Certain Covenants—Limitation on Restricted Payments” (which covenant has been eliminated pursuant to the adoption of the Proposed Amendments, effected through a supplemental indenture dated December 19, 2011);

(8) an Asset Swap;

(9) dispositions of assets in any single transaction or series of related transactions that involve assets with a fair market value of less than $2.5 million;

(10) Permitted Liens;

(11) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(12) the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of the Company and its Restricted Subsidiaries;

(13) foreclosure on assets;

(14) any Production Payments and Reserve Sales; provided that any such Production Payments and Reserve Sales, other than incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists and other providers of technical services to the Company or a Restricted Subsidiary, shall have been created, Incurred, issued, assumed or Guaranteed in connection with the financing of, and within 60 days after the acquisition of, the property that is subject thereto;

(15) a disposition of oil and natural gas properties in connection with tax credit transactions complying with Section 29 or any successor or analogous provisions of the Code;

(16) surrender or waiver of contract rights, oil and gas leases, or the settlement, release or surrender of contract, tort or other claims of any kind;

(17) the abandonment, farmout, lease or sublease of developed or undeveloped Oil and Gas Properties in the ordinary course of business; and

(18) the sale or transfer (whether or not in the ordinary course of business) of any Oil and Gas Property or interest therein to which no proved reserves are attributable at the time of such sale or transfer.

“Asset Swap” means any concurrent purchase and sale or exchange of any oil or natural gas property or interest therein between the Company or any of its Restricted Subsidiaries and another Person (other than an Unrestricted Subsidiary); provided, that any cash received must be applied in accordance with “Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” (which covenant has been eliminated pursuant to the adoption of the Proposed Amendments, effected through a supplemental indenture dated December 19, 2011) as if the Asset Swap were an Asset Disposition.

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means, as to any Person that is a corporation, the board of directors of such Person or any duly authorized committee thereof or as to any Person that is not a corporation, the board of managers or such other individual or group serving a similar function.

“Business Day” means each day that is not a Saturday, Sunday or other day on which commercial banking institutions in New York, New York or Oklahoma City, Oklahoma are authorized or required by law to close.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1) securities issued or directly and fully guaranteed or insured by the United States Government or any agency or instrumentality of the United States (provided that the full faith and credit of the United States is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

(2) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition (provided that the full faith and credit of the United States is pledged in support thereof) and, at the time of acquisition, having a credit rating of “A” (or the equivalent thereof) or better from either Standard & Poor’s Ratings Services or Moody’s Investors Service, Inc.;

(3) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank the long-term debt of which is rated at the time of acquisition thereof at least “A” or the equivalent thereof by Standard & Poor’s Ratings Services, or “a2” or the equivalent thereof by Moody’s Investors Service, Inc., and having combined capital and surplus in excess of $500.0 million;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1), (2) and (3) entered into with any bank meeting the qualifications specified in clause (3) above;

(5) commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by Standard & Poor’s Ratings Services or “P-2” or the equivalent thereof by Moody’s Investors Service, Inc., or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and

(6) interests in any investment company or money market fund that invests 95% or more of its assets in instruments of the type specified in clauses (1) through (5) above.

“Change of Control” means:

(1) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the Beneficial Owner, directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company (or its successor by merger, consolidation or purchase of all or substantially all of its assets);

(2) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors;

(3) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act);

(4) the adoption by the shareholders of the Company of a plan or proposal for the liquidation or dissolution of the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commodity Agreements” means, in respect of any Person, any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement in respect of Hydrocarbons used, produced, processed or sold by such Person that are customary in the Oil and Gas Business and designed to protect such Person against fluctuation in Hydrocarbon prices.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who: (1) was a member of such Board of Directors on the date of the Indenture; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“5.00% Convertible Senior Notes” means the Company’s 5.00% convertible senior notes due 2013.

“Credit Facility” means, with respect to the Company or any Subsidiary Guarantor, one or more debt facilities (including, without limitation, the Senior Secured Credit Agreement), indentures or commercial paper facilities providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case together with the related documents thereto (including any guarantees and collateral documents, instruments and agreements executed in connection therewith, whether in effect on the Issue Date or entered into thereafter) in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the original Senior Secured Credit Agreement or any other credit or other agreement or indenture).

“Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement as to which such Person is a party or a beneficiary.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) at the option of the holder of the Capital Stock or upon the happening of any event:

(1) matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person that is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock that is convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary); or

(3) is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the date that is 91 days after the earlier of the date (a) of the Stated Maturity of the Notes or (b) on which there are no Notes outstanding; provided that only the portion of Capital Stock that so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (each defined in a substantially identical manner to the corresponding definitions in the Indenture) will not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) provide that (i) the Company may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by the Company with the provisions of the Indenture described under the caption “Change of Control.”

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

“Equity Offering” means (i) a public offering for cash by the Company of Capital Stock (other than Disqualified Stock) made pursuant to a registration statement, other than public offerings registered on Form S-4 or S-8, and (ii) a private offering for cash by the Company of its Capital Stock (other than Disqualified Stock).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Existing Senior Notes” means the Company’s 5.00% Convertible Senior Notes due 2013 and 4.50% Convertible Senior Notes due 2015.

“Existing Senior Notes Indentures” means, collectively, the indentures governing the Existing Senior Notes, among the Company, certain of its subsidiaries party thereto and the trustees named therein from time to time, as amended, restated, supplemented or otherwise modified from time to time in accordance with the requirements thereof and of the Indenture.

“Foreign Subsidiary” means any Restricted Subsidiary that is not organized under the laws of the United States of America or any state thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business or any obligation to the extent it is payable only in Capital Stock of the Subsidiary Guarantor that is not Disqualified Stock. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor Subordinated Obligation” means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is expressly subordinate in right of payment to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee pursuant to a written agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement.

“holder” means a Person in whose name a Note is registered on the registrar’s books.

“Hydrocarbons” means oil, natural gas, casing head gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all constituents, elements or compounds thereof and products refined or processed therefrom.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $1.0 million and whose total revenues for the most recent 12-month period do not exceed $1.0 million; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, Guarantees or otherwise provides direct credit support for any Indebtedness of the Company.

“Incur” means issue, create, assume, Guarantee, incur or otherwise become directly or indirectly liable for, contingently or otherwise; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication, whether or not contingent):

(1) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) the principal component of all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable, to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such obligation is satisfied within 30 days of payment on the letter of credit);

(4) the principal component of all obligations of such Person (other than obligations payable solely in Capital Stock that is not Disqualified Stock) to pay the deferred and unpaid purchase price of property (except accrued expenses and trade payables and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto to the extent such obligations would appear as liabilities upon the consolidated balance sheet of such Person in accordance with GAAP;

(5) Capitalized Lease Obligations of such Person to the extent such Capitalized Lease Obligations would appear as liabilities on the consolidated balance sheet of such Person in accordance with GAAP;

(6) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary that is not a Subsidiary Guarantor, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination (as determined in the good faith by the Board of Directors) and (b) the amount of such Indebtedness of such other Persons;

(8) the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person; and

(9) to the extent not otherwise included in this definition, net obligations of such Person under Commodity Agreements, Currency Agreements and Interest Rate Agreements (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time);

provided, however, that any indebtedness that has been defeased in accordance with GAAP or defeased pursuant to the deposit of cash or Cash Equivalents (in an amount sufficient to satisfy all such indebtedness obligations at maturity or redemption, as applicable, and all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such indebtedness, and subject to no other Liens, shall not constitute “Indebtedness.”

The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

Notwithstanding the preceding, “Indebtedness” shall not include:

(1) Production Payments and Reserve Sales;

(2) any obligation of a Person in respect of a farm-in agreement or similar arrangement whereby such Person agrees to pay all or a share of the drilling, completion or other expenses of an exploratory or development well (which agreement may be subject to a maximum payment obligation, after which expenses are shared in accordance with the working or participation interest therein or in accordance with the agreement of the parties) or perform the drilling, completion or other operation on such well in exchange for an ownership interest in an Oil and Gas Property;

(3) any obligations under Currency Agreements, Commodity Agreements and Interest Rate Agreements; provided, that such Agreements are entered into for bona fide hedging purposes of the Company or its Restricted Subsidiaries (as determined in good faith by the Board of Directors or senior management of the Company, whether or not accounted for as a hedge in accordance with GAAP) and, in the case of Currency Agreements or Commodity Agreements, such Currency Agreements or Commodity Agreements are related to business transactions of the Company or its Restricted Subsidiaries entered into in the ordinary course of business and, in the case of Interest Rate Agreements, such Interest Rate Agreements substantially correspond in terms of notional amount, duration and interest rates, as applicable, to Indebtedness of the Company or its Restricted Subsidiaries Incurred without violation of the Indenture;

(4) any obligation arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, Subsidiary Guarantees, adjustment of purchase price, holdbacks, contingency payment obligations or similar obligations (other than Subsidiary Guarantees of Indebtedness), in each case, Incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Stock of a Restricted Subsidiary, provided that such Indebtedness is not reflected on the face of the balance sheet of the Company or any Restricted Subsidiary;

(5) any obligation arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five business days of Incurrence;

(6) in-kind obligations relating to net oil or natural gas balancing positions arising in the ordinary course of business; and

(7) all contracts and other obligations, agreements instruments or arrangements described in clauses (20), (21), (22), (28)(a) or (29) of the definition of “Permitted Liens.”

In addition, “Indebtedness” of any Person will include Indebtedness described in the first paragraph of this definition of “Indebtedness” that would not appear as a liability on the balance sheet of such Person if:

(1) such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a “Joint Venture”);

(2) such Person or a Restricted Subsidiary of such Person is a general partner of the Joint Venture or otherwise liable for all or a portion of the Joint Venture’s liabilities (a “General Partner”); and

(3) there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary of such Person; and then such Indebtedness shall be included in an amount not to exceed:

(a) the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary of such Person; or

(b) if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to such Person or a Restricted Subsidiary of such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount.

“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan or other extensions of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit and advances or extensions of credit to customers in the ordinary course of business) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments (excluding any interest in a crude oil or natural gas leasehold to the extent constituting a security under applicable law) issued by, such other Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that none of the following will be deemed to be an Investment:

(1) Hedging Obligations entered into in the ordinary course of business and in compliance with the Indenture;

(2) endorsements of negotiable instruments and documents in the ordinary course of business; and

(3) an acquisition of assets, Capital Stock or other securities by the Company or a Subsidiary for consideration to the extent such consideration consists of Common Stock of the Company.

The amount of any Investment shall not be adjusted for increases or decreases in value, write-ups, write-downs or write-offs with respect to such Investment.

For purposes of the definition of “Unrestricted Subsidiary”:

(1) “Investment” will include the portion (proportionate to the Company’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary (as conclusively determined by the Board of Directors of the Company in good faith) at the time that such Subsidiary is so re-designated a Restricted Subsidiary; and

(2) any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

“Issue Date” means February 9, 2011.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock or any contribution to equity capital, means the cash proceeds of such issuance, sale or contribution net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance, sale or contribution and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

“Non-Recourse Debt” means Indebtedness of a Person:

(1) as to which neither the Company nor any Restricted Subsidiary (a) provides any Guarantee or credit support of any kind (including any undertaking, Guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise);

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) the explicit terms of which provide there is no recourse against any of the assets of the Company or its Restricted Subsidiaries.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of the Company. Officer of any Subsidiary Guarantor has a correlative meaning.

“Officer’s Certificate” means a certificate signed by an Officer of the Company.

“Oil and Gas Business” means: (1) the business of acquiring, exploring, exploiting, developing, producing, operating and disposing of interests in oil, natural gas, liquid natural gas and other hydrocarbon and mineral properties or products produced in association with any of the foregoing; (2) the business of gathering, marketing, distributing, treating, processing, storing, refining, selling and transporting of any production from such interests or properties and products produced in association therewith and the marketing of oil, natural gas, other hydrocarbons and minerals obtained from unrelated Persons; and (3) any business or activity relating to, arising from, or necessary, appropriate or incidental to the activities described in the foregoing clauses (1) through (2) of this definition.

“Oil and Gas Properties” means any and all rights, titles, interests and estates in and to oil and gas leases, oil, gas and mineral leases, or other liquid or gaseous hydrocarbon leases, mineral fee interests, overriding royalty and royalty interests, net profit interests and production payment interests, including any reserved or residual interests of whatever nature, together with all fixtures and improvements pertaining thereto.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Permitted Liens” means, with respect to any Person:

(1) Liens securing Indebtedness and other obligations under, and related Hedging Obligations and Liens on assets of Restricted Subsidiaries securing Subsidiary Guarantees of Indebtedness and other obligations of the Company under, any Credit Facility permitted to be Incurred under the Indenture under the provisions described in clause (1) of the second paragraph under “Certain Covenants—Limitation on Indebtedness and Preferred Stock”;

(2) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws, social security or old age pension laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits (which may be secured by a Lien) to secure public or statutory obligations of such Person including letters of credit and bank Guarantees required or requested by the United States, any State thereof or any foreign government or any subdivision, department, agency, organization or instrumentality of any of the foregoing in connection with any contract or statute (including lessee or operator obligations under statutes, governmental regulations, contracts or instruments related to the ownership, exploration and production of oil, natural gas, other hydrocarbons and minerals on State, Federal or foreign lands or waters), or deposits of cash or United States government bonds to secure indemnity performance, surety or appeal bonds or other similar bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(3) statutory and contractual Liens of landlords and Liens imposed by law, including carriers’, warehousemen’s, mechanics’, materialmen’s and repairmen’s Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

(4) Liens for taxes, assessments or other governmental charges or claims not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings; provided that appropriate reserves, if any, required pursuant to GAAP have been made in respect thereof;

(5) Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(6) survey exceptions, encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties;

(7) Liens securing Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;

(8) leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(9) prejudgment Liens and judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(10) Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations, purchase money obligations or other payments Incurred to finance the acquisition, lease, improvement or construction of or repairs or additions to, assets or property acquired or constructed in the ordinary course of business; provided that;

(a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under the Indenture; and

(b) such Liens are created within 180 days of the later of the acquisition, lease, completion of improvements, construction, repairs or additions or commencement of full operation of the assets or property subject to such Lien and do not encumber any other assets or property of the Company or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

(11) Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that:

(a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board; and

(b) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

(12) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(13) Liens existing on the Issue Date;

(14) Liens on property or shares of Capital Stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Company or any Restricted Subsidiary (other than assets or property affixed or appurtenant thereto);

(15) Liens on property at the time the Company or any of its Subsidiaries acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any of its

Subsidiaries; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary (other than assets or property affixed or appurtenant thereto);

(16) Liens securing Indebtedness or other obligations of a Subsidiary owing to the Company or a Wholly-Owned Subsidiary;

(17) Liens securing the Notes, Subsidiary Guarantees and other obligations under the Indenture and the Subsidiary Guarantees;

(18) Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property or assets that is the security for a Permitted Lien hereunder;

(19) any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

(20) Liens in respect of Production Payments and Reserve Sales, which Liens shall be limited to the property that is the subject of such Production Payments and Reserve Sales;

(21) Liens arising under farm-out agreements, farm-in agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of Hydrocarbons, unitizations and pooling designations, declarations, orders and agreements, development agreements, joint venture agreements, partnership agreements, operating agreements, royalties, working interests, net profits interests, joint interest billing arrangements, participation agreements, production sales contracts, area of mutual interest agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, and other agreements which are customary in the Oil and Gas Business; provided that the Liens arising under any such agreements are not incurred in connection with the borrowing of money;

(22) Liens on pipelines or pipeline facilities that arise by operation of law;

(23) Liens in favor of the Company or any Subsidiary Guarantor;

(24) deposits made in the ordinary course of business to secure liability to insurance carriers;

(25) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(26) Liens deemed to exist in connection with Investments in repurchase agreements permitted under “Certain Covenants—Limitation on Indebtedness and Preferred Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(27) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(28) any (a) interest or title of a lessor or sublessor under any lease, Liens reserved in oil, gas or other Hydrocarbons, minerals, leases for bonus, royalty or rental payments and for compliance with the terms of such leases; (b) restriction or encumbrance that the interest or title of such lessor or sublessor may be subject to (including, without limitation, ground leases or other prior leases of the demised premises, mortgages, mechanics’ liens, tax liens, and easements); or (c) subordination of the interest of the lessee or sublessee under such lease to any restrictions or encumbrance referred to in the preceding clause (b);

(29) Liens (other than Liens securing Indebtedness) on, or related to, assets to secure all or part of the costs incurred in the ordinary course of the Oil and Gas Business for the exploration, drilling, development, production, processing, transportation, marketing, storage or operation thereof;

(30) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(31) Liens arising under the Indenture in favor of the Trustee for its own benefit and similar Liens in favor of other trustees, agents and representatives arising under instruments governing Indebtedness permitted to be incurred under the Indenture, provided, however, that such Liens are solely for the benefit of the trustees, agents or representatives in their capacities as such and not for the benefit of the holders of such Indebtedness;

(32) Liens arising from the deposit of funds or securities in trust for the purpose of decreasing or defeasing Indebtedness so long as such deposit of funds or securities and such decreasing or defeasing of Indebtedness are permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments;”

(33) Liens in favor of collecting or payer banks having a right of setoff, revocation, or charge back with respect to money or instruments of the Company or any Subsidiary of the Company on deposit with or in possession of such bank; and

(34) in addition to the items referred to in clauses (1) through (33) above, any Lien of the Company or any Restricted Subsidiary to secure Indebtedness the amount of which, when combined with the outstanding amount of all other Indebtedness secured by Liens incurred pursuant to this clause (34), does not exceed $10.0 million.

In each case set forth above, notwithstanding any stated limitation on the assets that may be subject to such Lien, a Permitted Lien on a specified asset or group or type of assets may include Liens on all improvements, additions and accessions thereto and all products and proceeds thereof (including dividends, distributions and increases in respect thereof).

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Production Payments and Reserve Sales” means the grant or transfer by the Company or a Restricted Subsidiary to any Person of a royalty, overriding royalty, net profits interest, production payment (whether volumetric or dollar denominated), partnership or other interest in Oil and Gas Properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties where the holder of such interest has recourse solely to such production or proceeds of production, subject to the obligation of the grantor or transferor to operate and maintain, or cause the subject interests to be operated and maintained, in a reasonably prudent manner or other customary standard or subject to the obligation of the grantor or transferor to indemnify for environmental, title or other matters customary in the Oil and Gas Business, including any such grants or transfers pursuant to incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists or other providers of technical services to the Company or a Restricted Subsidiary.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay, extend, prepay, redeem or retire (including pursuant to any defeasance or discharge mechanism) (collectively, “refinance,” “refinances” and “refinanced” shall have correlative meanings) any Indebtedness (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary and

Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary, but excluding Indebtedness of a Subsidiary that is not a Restricted Subsidiary that refinances Indebtedness of the Company or a Restricted Subsidiary), including Indebtedness that refinances Refinancing Indebtedness, provided, however, that:

(1)(a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the Notes;

(2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest, premiums or defeasance costs required by the instruments governing such existing Indebtedness and fees and expenses Incurred in connection therewith); and

(4) if the Indebtedness being refinanced is subordinated in right of payment to the Notes or the Subsidiary Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the Notes or the Subsidiary Guarantee on terms at least as favorable to the holders as those contained in the documentation governing the Indebtedness being refinanced.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“SEC” means the United States Securities and Exchange Commission.

“Senior Secured Credit Agreement” means the Fifth Amended and Restated Loan Agreement dated as of February 2, 2011 among the Company, as Borrower, Capital One, National Association, as Administrative Agent, and the agents and the lenders thereto from time to time, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC, as in effect on the Issue Date.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means any Indebtedness of the Company or Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the Notes or the Subsidiary Guarantees pursuant to a written agreement.

“Subsidiary” of any Person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or Persons performing similar functions) or (b) any partnership, joint venture, limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary (other than in this definition) shall refer to a Subsidiary of the Company.

“Subsidiary Guarantee” means, individually, any Guarantee of payment of the Notes by a Subsidiary Guarantor pursuant to the terms of the Indenture and any supplemental indenture thereto, and, collectively, all such Subsidiary Guarantees. Each such Subsidiary Guarantee will be in the form prescribed by the Indenture.

“Subsidiary Guarantor” means Diamond Blue Drilling Co. and Endeavor Pipeline Inc. and any Restricted Subsidiary created or acquired by the Company after the Issue Date (other than a Foreign Subsidiary and a Restricted Subsidiary constituting an Immaterial Subsidiary) that Incurs any Indebtedness.

“Unrestricted Subsidiary” means:

(1) as of the Issue Date, Endeavor Gathering, LLC;

(2) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

(3) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

(1) such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2) all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt;

(3) on the date of such designation, such designation and the Investment of the Company in such Subsidiary complies with “Certain Covenants—Limitation on Restricted Payments”;

(4) such Subsidiary is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Capital Stock of such Person or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(5) on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary with terms substantially less favorable to the Company than those that might have been obtained from Persons who are not Affiliates of the Company.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Company could Incur at least $1.00 of additional Indebtedness under the first paragraph of the covenant described under “Certain Covenants—Limitation on Indebtedness and Preferred Stock” on a pro forma basis taking into account such designation.

“U.S. Government Obligations” means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

“Voting Stock” of an entity means all classes of Capital Stock of such entity then outstanding and normally entitled to vote in the election of members of such entity’s Board of Directors.

“Wholly-Owned Subsidiary” means a Restricted Subsidiary, all of the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or another Wholly-Owned Subsidiary.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion of the material U.S. federal income tax consequences relevant to the exchange of new notes for old notes pursuant to the exchange offer does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which may be subject to change at any time by legislative, judicial or administrative action. These changes may be applied retroactively in a manner that could adversely affect a holder of new notes. The description does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax consequences.

We believe that the exchange of new notes for old notes pursuant to the exchange offer will not be a taxable exchange for U.S. federal income tax purposes. Accordingly, a holder will not recognize any taxable gain or loss as a result of the exchange and will have the same tax basis and holding period in the new notes as the holder had in the old notes immediately before the exchange.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker–dealer for use in connection with any such resale. In addition, until February 22, 2012, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and be delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the consummation of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker–dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker–dealers) against certain liabilities, including liabilities under the Securities Act.

Following completion of the exchange offer, we may, in our sole discretion, commence one or more additional exchange offers to holders of old notes who did not exchange their old notes for new notes in the exchange offer on terms which may differ from those contained in this prospectus and the enclosed letter of transmittal. This prospectus, as it may be amended or supplemented from time to time, may be used by us in connection with any additional exchange offers. These additional exchange offers may take place from time to time until all outstanding old notes have been exchanged for new notes, subject to the terms and conditions in the prospectus and letter of transmittal distributed by us in connection with these additional exchange offers.

LEGAL MATTERS

The validity of the new notes offered hereby will be passed upon for us by Andrews Kurth LLP, Houston, Texas and certain other matters relating to this exchange offer will be passed upon for us by Crowe & Dunlevy, A Professional Corporation, Oklahoma City, Oklahoma.

EXPERTS

Our audited consolidated financial statements as of and for the years ended December 31, 2010 and December 31, 2009 included herein and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 incorporated by reference into this prospectus and elsewhere in the registration statement have been so included and incorporated in reliance on the report of Grant Thornton LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Our audited consolidated financial statements for the year ended December 31, 2008, before the effects of the adjustments to retrospectively apply the changes in accounting described in Note C to the consolidated financial statements included in the Company’s 2009 Annual Report on Form 10-K and Note B to the consolidated financial statements included in the Company’s 2010 Annual Report on Form 10-K (such financial statements before the effects of the retrospective adjustments are not separately included or incorporated by reference in the Prospectus) have been audited by Smith, Carney & Co., p.c., an independent registered public accounting firm. The adjustments to those financial statements to retrospectively apply the changes in accounting principle described in Notes C and B, identified above, have been audited by Grant Thornton LLP, an independent registered public accounting firm. The consolidated financial statements for the year ended December 31, 2008 incorporated in this Prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of (i) Smith, Carney & Co., p.c. solely with respect to those financial statements before the effects of the adjustments to retrospectively apply the changes in accounting described in Notes C and B, identified above and (ii) Grant Thornton LLP solely with respect to the adjustments to those financial statements to retrospectively apply the changes in accounting described in Notes C and B, identified above, given on the authority of such firms as experts in auditing and accounting.

The historical reserve information as of December 31, 2010, prepared by MHA Petroleum Consultants, Inc., has been included herein in reliance upon the authority of such firm as experts with respect to matters contained in such reserve reports. The historical reserve information as of December 31, 2010, prepared by DeGolyer and MacNaughton, has been included herein in reliance upon the authority of such firm as experts with respect to matters contained in such reserve reports.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

GMX Resources Inc.

We have audited the accompanying consolidated balance sheets of GMX Resources Inc. (an Oklahoma corporation) and Subsidiaries (collectively, the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity, comprehensive income (loss) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GMX Resources Inc. and Subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the consolidated financial statements, the Company changed its method of estimating oil and gas reserves and related disclosures in 2009. Also, as discussed in Note B to the consolidated financial statements, the Company changed the manner in which it accounts for share lending arrangements, as of January 1, 2010, and retrospectively applied the effects of the adjustments to prior periods. We also have audited the adjustments to the 2008 consolidated financial statements to retrospectively apply the change in accounting for share lending arrangements, as described in Note B to the consolidated financial statements. We also have audited the adjustments to the 2008 consolidated financial statements to retrospectively apply the changes in accounting for convertible notes that may be settled in cash upon conversion, as described in Note C to the consolidated financial statements included in the Company’s 2009 Annual Report on Form 10-K (not included herein). In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2008 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2008 financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), GMX Resources Inc. and Subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 10, 2011, which is not included herein, expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

March 10, 2011

(except for Note P, which is as of November 1, 2011)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and

Stockholders of GMX Resources Inc. and Subsidiaries

We have audited, before the effects of the adjustments, to retrospectively apply the change in accounting described in Note C (not presented herein) of the financial statements included in the Company’s 2009 Annual Report on Form 10-K and before the effects of the adjustments to retrospectively apply the change in accounting described in Note B (included herein), to the consolidated statements of operations, changes in equity, comprehensive income (loss), and cash flows of GMX Resources Inc. and Subsidiaries for the year ended December 31, 2008. (The 2008 financial statements before the effects of the aforementioned adjustments are not presented herein.) These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note B (not presented herein) of the financial statements included in the Company’s 2009 Annual Report on Form 10-K, the 2008 financial statements have been restated to correct a material misstatement relating to the method used to record the Company’s full cost pool impairment charges and related deferred taxes and the computation of the Company’s diluted loss per share.

In our opinion, the 2008 financial statements presented herein, before the effects of the adjustments to retrospectively apply the change in accounting described in Note C (not presented herein) to the financial statements included in the Company’s 2009 Annual Report on Form 10-K and before the effects of the adjustments to retrospectively apply the change in accounting described in Note B (included herein), present fairly, in all material respects, the results of operations and cash flows of GMX Resources Inc. and Subsidiaries as of December 31, 2008, in conformity with generally accepted accounting principles in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note C (not presented herein) of the financial statements included in the Company’s 2009 Annual Report on Form 10-K or to the adjustments to retrospectively apply the change in accounting described in Note B (included herein) and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Grant Thornton LLP.

/s/ Smith, Carney & Co., p.c.

Oklahoma City, Oklahoma

February 27, 2009, except for the

restatement described in Note B

(not presented herein) of the Company’s

2009 Annual Report on Form 10-K,

as to which the date is March 16, 2010,

except for Note P, which is dated

November 1, 2011

GMX Resources Inc. and Subsidiaries

Consolidated Balance Sheets

(dollars in thousands, except share data)

	December 31,
	2010	2009
		(as adjusted)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,357	$35,554
Accounts receivable—interest owners	5,339	1,233
Accounts receivable—oil and natural gas revenues, net	6,829	9,340
Derivative instruments	19,486	12,252
Inventories	326	326
Prepaid expenses and deposits	5,767	4,506
Assets held for sale	26,618	—

Total current assets	66,722	63,211

OIL AND NATURAL GAS PROPERTIES, BASED ON THE FULL COST METHOD
Properties being amortized	938,701	756,412
Properties not subject to amortization	39,694	39,789
Less accumulated depreciation, depletion, and impairment	(630,632)	(464,872)

	347,763	331,329

PROPERTY AND EQUIPMENT, AT COST, NET	69,037	101,755
DERIVATIVE INSTRUMENTS	17,484	17,292
OTHER ASSETS	6,084	8,484

TOTAL ASSETS	$507,090	$522,071

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$24,919	$19,180
Accrued expenses	33,048	12,907
Accrued interest	3,317	3,361
Revenue distributions payable	4,839	4,434
Current maturities of long-term debt	26	48

Total current liabilities	66,149	39,930

LONG-TERM DEBT, LESS CURRENT MATURITIES	284,943	190,230

DEFERRED PREMIUMS ON DERIVATIVE INSTRUMENTS	10,622	16,299

OTHER LIABILITIES	7,157	7,151

COMMITMENTS AND CONTINGENCIES—SEE NOTE I

EQUITY:
Preferred stock, par value $.001 per share, 10,000,000 shares authorized:
Series A Junior Participating Preferred Stock—25,000 shares authorized, none issued and outstanding	—	—
9.25% Series B Cumulative Preferred Stock— 6,000,000 shares authorized, 2,041,169 and 2,000,000 shares issued and outstanding as of 2010 and 2009, respectively, (aggregate liquidation preference $50,000,000)	2	2
Common stock, par value $.001 per share—100,000,000 shares authorized, 31,283,353 issued and outstanding in 2010 and 31,214,968 shares in 2009	31	31
Additional paid-in capital	531,944	522,645
Accumulated deficit	(430,784)	(284,745)
Accumulated other comprehensive income, net of taxes	15,227	8,447

Total GMX equity	116,420	246,380
Noncontrolling interest	21,799	22,081

Total equity	138,219	268,461

TOTAL LIABILITIES AND EQUITY	$507,090	$522,071

See accompanying notes to consolidated financial statements.

GMX Resources Inc. and Subsidiaries

Consolidated Statements of Operations

(dollars in thousands, except share and per share data)

	Year Ended December 31,
	2010	2009	2008
		(as adjusted)	(as adjusted)
OIL AND GAS SALES, net of gain or (loss) from ineffectiveness of derivatives of $(1,280) $1,018 and $1,014, respectively	$96,523	$94,294	$125,736

EXPENSES:
Lease operations	10,651	11,776	15,101
Production and severance taxes	743	(930)	5,306
Depreciation, depletion, and amortization	38,061	31,006	31,744
Impairment of oil and natural gas properties and assets held for sale	143,712	188,150	192,650
General and administrative	27,119	21,390	16,899

Total expenses	220,286	251,392	261,700

Loss from operations	(123,763)	(157,098)	(135,964)

NON-OPERATING INCOME (EXPENSES):
Interest expense	(18,642)	(16,748)	(14,105)
Loss on extinguishment of debt	—	(4,976)	—
Interest and other income (expense)	(4)	72	285
Unrealized loss on derivatives	(122)	(2,370)	(354)

Total non-operating expenses	(18,768)	(24,022)	(14,174)

Loss before income taxes	(142,531)	(181,120)	(150,138)

BENEFIT FOR INCOME TAXES	4,239	33	26,217

NET LOSS	(138,292)	(181,087)	(123,921)
Net income attributable to noncontrolling interest	3,114	173	—

NET LOSS APPLICABLE TO GMX	(141,406)	(181,260)	(123,921)
Preferred stock dividends	4,633	4,625	4,625

NET LOSS APPLICABLE TO COMMON SHAREHOLDERS	$(146,039)	$(185,885)	$(128,546)

LOSS PER SHARE—Basic	$(5.18)	$(9.20)	$(9.04)

LOSS PER SHARE—Diluted	$(5.18)	$(9.20)	$(9.04)

WEIGHTED AVERAGE COMMON SHARES—Basic	28,206,506	20,210,400	14,216,466

WEIGHTED AVERAGE COMMON SHARES—Diluted	28,206,506	20,210,400	14,216,466

See accompanying notes to consolidated financial statements.

GMX Resources Inc. and Subsidiaries

Consolidated Statement of Changes in Equity

Year Ended December 31, 2008, 2009 and 2010

(dollars and shares in thousands)

	Preferred shares	Common shares	Preferred par value	Common par value	Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income	Total GMX Resources equity	Non- controlling interest	Total equity
BALANCE AT DECEMBER 31, 2007	2,000	13,268	$2	$13	$180,543	$29,686	$(1,318)	$208,926	$—	$208,926
Stock Options Exercised	—	73	—	—	979	—	—	979	—	979
Restricted Stock Awards	—	14	—	—	—	—	—	—	—	—
Stock Compensation Expense	—	—	—	—	3,545	—	—	3,545	—	3,545
Preferred Stock Dividends	—	—	—	—	—	(4,625)	—	(4,625)	—	(4,625)
Shares Issued	—	2,000	—	2	133,685	—	—	133,687	—	133,687
Shares Pursuant to Share Lending Agreement (as adjusted)	—	3,440	—	4	2,338	—	—	2,342	—	2,342
Convertible Debt Issued	—	—	—	—	9,250	—	—	9,250	—	9,250
Net Loss (as adjusted)	—	—	—	—	—	(123,921)	—	(123,921)	—	(123,921)
Other Comprehensive Income	—	—	—	—	—	—	16,614	16,614	—	16,614

BALANCE AT DECEMBER 31, 2008 (as adjusted)	2,000	18,795	$2	$19	$330,340	$(98,860)	$15,296	$246,797	$—	$246,797
Stock Options Exercised	—	1	—	—	5	—	—	5	—	5
Restricted Stock Awards	—	19	—	—	—	—	—	—	—	—
Stock Compensation Expense	—	—	—	—	5,844	—	—	5,844	—	5,844
Preferred Stock Dividends	—	—	—	—	—	(4,625)	—	(4,625)	—	(4,625)
Shares Issued	—	12,700	—	13	164,051	—	—	164,064	—	164,064
Shares Pursuant to Share Lending Agreement	—	(300)	—	(1)	—	—	—	(1)	—	(1)
Convertible Debt Issued	—	—	—	—	8,421	—	—	8,421	—	8,421
Sale of Subsidiary Membership Interest to Noncontrolling Interest	—	—	—	—	13,984	—	—	13,984	21,908	35,892
Net Loss (as adjusted)	—	—	—	—	—	(181,260)	—	(181,260)	173	(181,087)
Other Comprehensive Loss	—	—	—	—	—	—	(6,849)	(6,849)	—	(6,849)

BALANCE AT DECEMBER 31, 2009 (as adjusted)	2,000	31,215	$2	$31	$522,645	$(284,745)	$8,447	$246,380	$22,081	$268,461

Restricted Stock Awards	—	188	—	—	—	—	—	—	—	—
Preferred Stock Dividends	—	—	—	—	—	(4,633)	—	(4,633)	—	(4,633)
Stock Compensation Expense	—	—	—	—	6,274	—	—	6,274	—	6,274
Shares Issued	41	380	—	—	3,025	—	—	3,025	—	3,025
Shares Pursuant to Share Lending Agreement	—	(500)	—	—	—	—	—	—	—	—
Net Loss	—	—	—	—	—	(141,406)	—	(141,406)	3,114	(138,292)
Contributions—Non-Controlling Interest	—	—	—	—	—	—	—	—	1,244	1,244
Distributions—Non-Controlling Interest	—	—	—	—	—	—	—	—	(4,640)	(4,640)
Other Comprehensive Income	—	—	—	—	—	—	6,780	6,780	—	6,780

BALANCE AT DECEMBER 31, 2010	2,041	31,283	$2	$31	$531,944	$(430,784)	$15,227	$116,420	$21,799	$138,219

See accompanying notes to consolidated financial statements.

GMX Resources Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

(dollars in thousands)

	Years Ended December 31,
	2010	2009	2008
		(as adjusted)	(as adjusted)
Net loss	$(138,292)	$(181,087)	$(123,921)
Other comprehensive income (loss), net of income tax:
Change in fair value of derivative instruments, net of income taxes of $11,512, $6,961 and $6,499, respectively	22,346	13,513	12,615
Reclassification of (gain) loss on settled contracts, net of income taxes of ($8,019), ($10,489) and $2,060, respectively	(15,566)	(20,362)	3,999

Comprehensive loss	(131,512)	(187,936)	(107,307)
Comprehensive income attributable to the noncontrolling interest	3,114	173	—

Comprehensive loss attributable to GMX shareholders	$(134,626)	$(188,109)	$(107,307)

See accompanying notes to consolidated financial statements.

GMX Resources Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(dollars in thousands)

	Year Ended December 31,
	2010	2009	2008
		(as adjusted)	(as adjusted)
CASH FLOWS DUE TO OPERATING ACTIVITIES
Net loss	$(138,292)	$(181,087)	$(123,921)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, depletion, and amortization	38,061	31,006	31,744
Impairment and other writedowns	143,712	188,150	192,650
Deferred income taxes	(4,209)	—	(26,243)
Non-cash stock compensation expense	5,450	4,635	3,085
Loss (gain) on extinguishment of debt	(141)	4,976	—
Non-cash interest expense	9,330	6,036	2,159
Other	1,402	1,838	(1,151)
Decrease (increase) in:
Accounts receivable	(1,595)	(1,338)	717
Prepaid expenses and other assets	(1,730)	(457)	(1,089)
Increase (decrease) in:
Accounts payable and accrued expenses	6,680	(2,852)	3,558
Revenue distributions payable	67	(1,417)	1,728

Net cash provided by operating activities	58,735	49,490	83,237

CASH FLOWS DUE TO INVESTING ACTIVITIES
Purchase of oil and natural gas properties	(172,726)	(162,076)	(281,447)
Proceeds from sales of oil and natural gas properties	5,522	—	—
Purchase of property and equipment	(10,284)	(19,248)	(36,913)
Proceeds from sale of property and equipment	1,488	—	—

Net cash used in investing activities	(176,000)	(181,324)	(318,360)

CASH FLOWS DUE TO FINANCING ACTIVITIES
Advance on revolving bank credit facility	92,000	99,000	190,000
Payments on debt	(79)	(179,079)	(204,210)
Proceeds from sale of common stock	—	164,069	134,681
Proceeds from sale of preferred stock	949	—	—
Issuance of 5.00% Convertible Senior Notes	—	—	125,000
Issuance of 4.50% Convertible Senior Notes	—	86,250	—
Dividends paid on Series B cumulative preferred stock	(4,633)	(4,625)	(4,625)
Proceeds from (repayment of) Senior Secured Notes	—	(34,590)	—
Sale of equity interest of a business	—	36,000	—
Contributions from non-controlling interest member	1,244	—	—
Distributions to non-controlling interest member	(4,640)	—	—
Fees paid related to financing activities	(773)	(7,085)	(4,914)
Other	—	732	—

Net cash provided by financing activities	84,068	160,672	235,932

NET INCREASE (DECREASE) IN CASH	(33,197)	28,838	809

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	35,554	6,716	5,907

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,357	$35,554	$6,716

SUPPLEMENTAL CASH FLOW DISCLOSURE CASH PAID (RECEIVED) DURING THE PERIOD FOR:
INTEREST, NET OF AMOUNTS CAPITALIZED	$11,988	$15,611	$10,343

INCOME TAXES	$(30)	$(33)	$26

See accompanying notes to consolidated financial statements.

GMX Resources Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

NOTE A—NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS AND PRINCIPLES OF CONSOLIDATION

GMX Resources Inc. (“GMX”) and its subsidiaries (collectively, the “Company”, “we,” “us” and “our”) is an independent oil and natural gas exploration and production company historically focused on the development of the Cotton Valley group of formations, specifically the Cotton Valley Sands layer in the Schuler formation and the Upper Bossier, Middle Bossier and Haynesville/Lower Bossier layers of the Bossier formation (the “Haynesville/Bossier Shale”), in the Sabine Uplift of the Carthage, North Field of Harrison and Panola counties of East Texas (our “core area”).

During 2010, we made a strategic decision to pursue properties that would expand our assets and development into other basins, diversify our company’s concentrated natural gas focus from two resource plays in one basin and provide the company more liquid hydrocarbon opportunities. These efforts have led to successful agreements to acquire core positions in over 67,000 net acres in two of the leading oil resource plays in the U.S. We have recently in 2011 entered into separate agreements to purchase undeveloped leasehold in the very successful and competitive region located in the Williston Basin of North Dakota/Montana, targeting the Bakken/Sanish-Three Forks Formation, and in the oil window of the Denver Julesburg Basin (the “DJ Basin”) of Wyoming, targeting the emerging Niobrara Formation. We are making plans to deploy our capital and resources into these development opportunities in 2011. With the acquisition of the liquids-rich (estimated 90% oil) Bakken and Niobrara acreage, we will have better flexibility to deploy capital based on a variety of economic and technical factors, including well costs, service availability, take-away capacity and commodity prices (including differentials applicable to the basin). We believe this flexibility will enable us to generate better cash flow growth to fund our capital expenditure program. We believe our contracted FlexRigs and experienced Rockies and Haynesville/Bossier Shale horizontal drilling personnel will enable us to succeed in the development of these new oil resource plays.

We have three subsidiaries: Diamond Blue Drilling Co. (“Diamond Blue”), which owns three conventional drilling rigs, Endeavor Pipeline Inc. (“Endeavor Pipeline”), which operates our water supply and salt water disposal systems in our core area, and Endeavor Gathering, LLC (“Endeavor Gathering”), which owns the natural gas gathering system and related equipment operated by Endeavor Pipeline. A 40% membership interest in Endeavor Gathering is owned by Kinder Morgan Endeavor LLC (“KME”).

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”). References to GAAP issued by the Financial Accounting Standards Board (“FASB”) in these footnotes are to the FASB Accounting Standards Codification (“ASC”). The consolidated financial statements include the accounts of GMX and its wholly and majority owned subsidiaries. Undivided interests in oil and gas joint ventures are consolidated on a proportionate basis. All significant intercompany transactions have been eliminated.

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of oil and gas reserves, assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include estimates for proved oil and natural gas reserve quantities, deferred income taxes, asset retirement obligations, fair value of derivative instruments, useful lives of property and equipment, expected volatility and contract term to exercise outstanding stock options, and are subject to change.

RECLASSIFICATIONS: Certain reclassifications in the Consolidated Statements of Cash Flows have been made to prior years amounts to conform to current year presentations.

CASH AND CASH EQUIVALENTS: The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.

CONCENTRATIONS OF CREDIT RISK: Substantially all of the Company’s receivables are within the oil and gas industry, primarily from purchasers of natural gas and crude oil and from partners with interests in common properties operated by the Company. Although diversified among many companies, collectability is dependent upon the financial wherewithal of each individual company as well as the general economic conditions of the industry. The receivables are not collateralized; however the Company does review these parties for creditworthiness and general financial condition.

The Company has accounts with separate banks in Louisiana and Oklahoma. At December 31, 2010 and 2009, the Company had $4.5 million and $32.3 million, respectively, invested in overnight investment sweep accounts. Bank deposit accounts may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risk on its cash. The difference between the investment amount and the cash and cash equivalents amount on the accompanying consolidated balance sheets represents uncleared disbursements and non-interest bearing checking accounts.

The Company currently uses natural gas and crude oil commodity derivatives to hedge a portion of its exposure to natural gas and crude oil price volatility. These arrangements expose the Company to credit risk from its counterparties. To mitigate that risk, the Company only uses counterparties that are highly-rated entities with corporate credit ratings at or exceeding A or Aa as classified by Standard & Poor’s and Moody’s, respectively.

Sales to individual customers constituting 10% or more of total natural gas and crude oil sales were as follows for each of the years ended December 31:

	2010	2009	2008
Natural gas
Texla Energy Management, Inc.	44%	54%	20%
Tenaska	16%	—	—
Various purchasers through Penn Virginia Oil & Gas, L.P.	14%	21%	42%
Louis Dreyfus	10%	—	—
BP Energy Company	—	12%	—
Waskom Gas Processing Company	—	11%	10%
CrossTex Energy Services, Inc.	—	—	22%
Crude oil
Sunoco, Inc	61%	52%	14%
Various purchasers through Penn Virginia Oil & Gas, L.P.	39%	43%	54%
Teppco Crude Oil, LLC	—	—	14%
SemCrude, L.P.	—	—	17%

If the Company were to lose a purchaser, it believes it could replace it with a substitute purchaser with substantially equivalent terms.

INVENTORIES: Inventories consist of crude oil in tanks and natural gas liquids. Treated and stored crude oil inventory and natural gas liquids at the end of the year are valued at the lower of production cost or market.

ACCOUNTS RECEIVABLE: The Company has receivables from joint interest owners and oil and gas purchasers that are generally uncollateralized. The Company reviews these parties for creditworthiness and general financial condition. Accounts receivable are generally due within 30 days and accounts outstanding longer than 60 days are considered past due. If necessary, the Company would determine an allowance by considering the length of time past due, previous loss history, future net revenues of the debtor’s ownership interest in oil and gas properties operated by the Company and the owners ability to pay its obligation, among other things. The Company writes off accounts receivable when they are determined to be uncollectible.

The Company establishes provisions for losses on accounts receivable if it determines that it will not collect all or part of the outstanding balance. The Company regularly reviews collectability and establishes or adjusts the allowance as necessary using the specific identification method. There was no allowance for doubtful accounts at December 31, 2010 and 2009.

OIL AND NATURAL GAS PROPERTIES: The Company follows the full cost method of accounting for its oil and natural gas properties and activities. Accordingly, the Company capitalizes all costs incurred in connection with the acquisition, exploration and development of oil and natural gas properties. The Company capitalizes internal costs that can be directly identified with exploration and development activities, but does not include any costs related to production, general corporate overhead, or similar activities. Capitalized costs include geological and geophysical work, 3D seismic, delay rentals, drilling and completing and equipping oil and gas wells, including salaries and benefits and other internal costs directly attributable to these activities. Also included in oil and natural gas properties are tubular and other lease and well equipment of $4.1 million and $32.2 million at December 31, 2010 and 2009, respectively, that have not been placed in service but for which we plan to utilize in our on-going exploration and development activities.

Proceeds from dispositions of oil and gas properties are accounted for as a reduction of capitalized costs, with no gain or loss generally recognized upon disposal of oil and natural gas properties unless such disposal significantly alters the relationship between capitalized costs and proved reserves. Revenues from services provided to working interest owners of properties in which GMX also owns an interest, to the extent they exceed related costs incurred, are accounted for as reductions of capitalized costs of oil and natural gas properties.

Investments in unevaluated properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. The balance of unevaluated properties is comprised of capital costs incurred for undeveloped acreage, exploratory wells in progress and capitalized interest costs. We assess all items classified as unevaluated property on a quarterly basis for possible impairment or reduction in value. We assess our properties on an individual basis or as a group if properties are individually insignificant. Our assessment includes consideration of the following factors, among others: intent to drill; remaining lease term; geological and geophysical evaluations; drilling results and activity; the assignment of proved reserves; and the economic viability of development if proved reserves are assigned. During any period in which these factors indicate an impairment, the cumulative drilling costs incurred to date for such property and all or a portion of the associated leasehold costs are transferred to the full-cost pool and are then subject to amortization.

Depreciation, depletion and amortization of oil and gas properties (“DD&A”) are provided using the units-of-production method based on estimates of proved oil and gas reserves and production, which are converted to a common unit of measure based upon their relative energy content. The Company’s cost basis for depletion includes estimated future development costs to be incurred on proved undeveloped properties. The computation of DD&A takes into consideration restoration, dismantlement, and abandonment costs and the anticipated proceeds from salvaging equipment. DD&A expense for oil and natural gas properties was $32.9 million, $23.9 million and $26.9 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Capitalized costs are subject to a “ceiling test,” which limits the net book value of oil and natural gas properties less related deferred income taxes to the estimated after-tax future net revenues discounted at a 10-percent interest rate. The cost of unproved properties is added to the future net revenues less income tax effects. At December 31, 2010 and 2009, future net revenues are calculated using prices that represent the average of the first day of the month price for the 12-month period prior to the end of the period.

Such prices are utilized except where different prices are fixed and determinable from applicable contracts for the remaining term of those contracts, including the effects of derivatives qualifying as cash flow hedges. Based on average prices for the prior 12-month period for natural gas and oil as of December 31, 2010 and 2009, these cash flow hedges increased the full-cost ceiling by $52.3 million and $69.7 million, respectively, thereby reducing the ceiling test write-down by the same amount. Our qualifying cash flow hedges as of December 31, 2010, which consisted of swaps and collars, covered 19.6 Bcf and 18.5 Bcf in 2011and 2012, respectively. Our natural gas and oil hedging activities are discussed in “Note E—Derivative Activities,” of these consolidated financial statements.

Two primary factors impacting the ceiling test are reserve levels and natural gas and oil prices, and their associated impact on the present value of estimated future net revenues. Revisions to estimates of natural gas and oil reserves and/or an increase or decrease in prices can have a material impact on the present value of estimated future net revenues. Any excess of the net book value, less deferred income taxes, is generally written off as an expense. As a result of the Company’s ceiling test as of December 31, 2010, 2009 and 2008, the Company recorded impairment expense of $132.8 million, $188.2 million, and $192.7 million, respectively.

PROPERTY AND EQUIPMENT: Property and equipment are capitalized and stated at cost, while maintenance and repairs are expensed currently. Depreciation and amortization of other property and equipment are provided when assets are placed in service using the straight-line method based on estimated useful lives ranging from three to twenty years. In 2009, we changed the estimated useful life of the pipeline assets from 10 to 20 years. Depreciation and amortization expense for property and equipment was $5.1 million, $7.1 million and $4.8 million for the years ending December 31, 2010, 2009, and 2008, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS: Pipeline and gathering system assets and other long-lived assets used in operations are periodically assessed to determine if circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows. An impairment loss is the difference between the carrying amount and fair value of the asset. The Company had no such impairment losses for the years ended December 31, 2010, 2009 or 2008.

Assets held for sale are carried on the balance sheet at their carrying value or fair value less cost to sell, whichever is less. Subsequent increases in fair value less cost to sell will be recognized as a gain, but not in excess of the cumulative loss previously recognized. As a result of determining fair value, an impairment loss was recorded for the year ended December 31, 2010 on the assets held for sale in the amount of $9.6 million and selling costs were estimated to be $1.3 million, resulting in a total write-down of $10.9 million.

DEBT ISSUE COSTS: The Company amortizes debt issue costs related to its revolving bank credit facility, 5.00% Convertible Senior Notes and 4.50% Convertible Senior Notes as interest expense over the scheduled maturity period of the debt. Unamortized debt issue costs were approximately $9.1 million and $8.6 million as of December 31, 2010 and 2009, respectively. The Company includes those unamortized costs in current prepaid expenses and deposits and other assets.

REVENUE DISTRIBUTIONS PAYABLE: For certain oil and natural gas properties, the Company receives production proceeds from the purchaser and further distributes such amounts to other revenue and royalty owners. Production proceeds applicable to other revenue and royalty owners are reflected as revenue distributions payable in the accompanying balance sheets. We recognize revenue for only our net interest in oil and natural gas properties.

DEFERRED INCOME TAXES: Deferred income taxes are provided for significant carryforwards and temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years. Deferred income tax assets or liabilities are determined by applying the presently enacted tax rates and laws. The Company records a valuation allowance for the amount of net deferred tax assets when, in management’s opinion, it is more likely than not that such assets will not be realized.

The Company recognizes the financial statement effects of tax positions when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by a taxing authority. Recognized tax positions are initially and subsequently measured as the largest amount of tax benefit that is more likely than not of being realized upon ultimate settlement with a taxing authority. Liabilities for unrecognized tax benefits related to such tax positions are included in other long-term liabilities unless the tax position is expected to be settled within the upcoming year, in which case the liabilities are included in accrued expenses and other current liabilities. As of December 31, 2010 and 2009, the Company had no such liabilities.

REVENUE RECOGNITION: Natural gas and crude oil revenues are recognized when sold to a purchaser at a fixed or determinable price, when delivery has occurred and title has transferred, and if collectability of the revenue is probable. Delivery occurs and title is transferred when production has been delivered to a purchaser’s pipeline or truck. As a result of the numerous requirements necessary to gather information from purchasers or various measurement locations, calculate volumes produced, perform field and wellhead allocations and distribute and disburse funds to various working interest partners and royalty owners, the collection of revenues from oil and gas production may take up to 60 days following the month of production. Therefore, the Company makes accruals for revenues and accounts receivable based on estimates of its share of production, particularly from properties that are operated by others. Since the settlement process may take 30 to 60 days following the month of actual production, the Company’s financial results include estimates of production and revenues for the related time period. The Company records any differences, which are not expected to be significant, between the actual amounts ultimately received and the original estimates in the period they become finalized.

NATURAL GAS BALANCING: During the course of normal operations, the Company and other joint interest owners of natural gas reservoirs will take more or less than their respective ownership share of the natural gas volumes produced. These volumetric imbalances are monitored over the lives of the wells’ production capability. If an imbalance exists at the time the wells’ reserves are depleted, cash settlements are made among the joint interest owners under a variety of arrangements. The Company follows the sales method of accounting for gas imbalances. A liability is recorded when the Company’s natural gas volumes exceed its estimated remaining recoverable reserves. No receivables are recorded for those wells where the Company has taken less than its ownership share of gas production. There are no significant imbalances as of December 31, 2010 or 2009.

PRODUCTION AND SEVERANCE TAXES: Production taxes are set by state and local governments and vary as to the tax rate and the value to which that rate is applied. In Texas, where substantially all of our production is derived, severance taxes are levied as a percent of revenue received. The rate in Texas is complicated by certain severance tax exemptions or rate deductions on high cost wells. Certain wells, including all of our H/B wells, qualify for full severance tax relief for a period of ten years or recovery of 50% of the cost of drilling and completions, whichever is less. As a result, refunds for severance tax paid to the State of Texas on wells that qualify for reimbursement are recognized as accounts receivable and offset severance tax expense for the amount refundable as of December 31, 2010 (net of filing fees paid to a third party). As of December 31, 2009 and 2008 credits were not recognized until approvals are received. Production and severance taxes for the years ended December 31, 2010, 2009 and 2008 reflect tax refunds received and accrued of $3.1 million, $2.9 million and $1.2 million, respectively.

DERIVATIVE INSTRUMENTS: The Company uses derivative financial instruments to manage its exposure to lower oil and natural gas prices. Derivative instruments are measured at fair value and recognized as assets or liabilities in the balance sheet. Upon entering into a derivative contract, the derivative may be designated as a cash flow hedge. The relationship between the derivative instrument designated as a hedge and the hedged items is documented, as well as our objective for risk management and strategy for use of the hedging instrument to manage the risk. Derivative instruments designated as cash flow hedges are linked to specific forecasted transactions. At inception, and on an ongoing basis, a derivative instrument used as a hedge is assessed as to whether it is highly effective in offsetting changes in the cash flows of the hedged item. A derivative that is not a highly effective hedge does not qualify for hedge accounting.

Changes in fair value of a qualifying cash flow hedge are recorded in accumulated other comprehensive income, until earnings are affected by the cash flows of the hedged item. When the cash flow of the hedged item is recognized in the statement of operations, the fair value of the associated cash flow hedge is reclassified from accumulated other comprehensive income into earnings as a component of oil and gas sales. Ineffective portions of a cash flow hedge are recognized currently in earnings as a component of oil and gas sales. The changes in fair value of derivative instruments not qualifying or not designated as hedges are reported currently in the consolidated statement of operations as unrealized gains (losses) on derivatives, a component of non-operating income (expense). If a derivative instrument no longer qualifies as a cash flow hedge, hedge accounting is discontinued and the gain or loss that was recorded in accumulated other comprehensive income is recognized over the period anticipated in the original hedge transaction.

FAIR VALUE. Fair value is defined as the price that would be received to sell an asset or price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used in determining fair value are characterized according to a hierarchy that prioritizes those inputs based upon the degree to which they are observable. The three levels of the fair-value-measurement hierarchy are as follows:

Level 1—inputs represent quoted prices in active markets for identical assets or liabilities (for example, exchange-traded commodity derivatives).

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (for example, quoted market prices for similar assets or liabilities in active markets or quoted market prices for identical assets or liabilities in markets not considered to be active, inputs other than quoted prices that are observable for the asset or liability, or market-corroborated inputs).

Level 3—inputs that are not observable from objective sources, such as the Company’s internally developed assumptions used in pricing an asset or liability.

In determining fair value, the Company utilizes observable market data when available, or models that incorporate observable market data. In addition to market information, the Company incorporates transaction-specific details that, in management’s judgment, market participants would take into account in measuring fair value. In arriving at fair-value estimates, the Company utilizes the most observable inputs available for the valuation technique employed. If a fair-value measurement reflects inputs at multiple levels within the hierarchy, the fair-value measurement is characterized based upon the lowest level of input that is significant to the fair-value measurement. Recurring fair-value measurements are performed for derivatives instruments. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and deferred premiums on derivative instruments reported on the balance sheet approximates fair value.

ASSET RETIREMENT OBLIGATIONS: The Company’s asset retirement obligations relate to estimated future plugging and abandonment expenses on its oil and gas properties and related facilities disposal. These obligations to abandon and restore properties are based upon estimated future costs that may change based upon future inflation rates and changes in statutory remediation rules. The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of oil and gas properties.

ENVIRONMENTAL LIABILITIES: Environmental expenditures that relate to an existing condition caused by past operation and that do not contribute to current or future revenue generation are expensed. Liabilities are accrued when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. As of December 31, 2010 and 2009, the Company has not accrued for or been fined or cited for any environmental violations that would have a material adverse effect upon the financial position, operating results or the cash flows of the Company.

BASIC EARNINGS PER SHARE AND DILUTED EARNINGS PER SHARE: Basic net income per common share is computed by dividing the net income (loss) applicable to common stock by the weighted average number of shares of common stock outstanding during the period. Diluted net income per common share is calculated in the same manner, but also considers the impact to net income and common shares for the potential dilution from our convertible notes, outstanding stock options and non-vested restricted stock awards. The following table reconciles the weighted average shares outstanding used for these computations for the years ending December 31:

	2010	2009	2008
Weighted average shares outstanding—basic	28,206,506	20,210,400	14,216,466
Effective of dilutive securities:
Stock options	—	—	—

Weighted average shares outstanding—diluted	28,206,506	20,210,400	14,216,466

Common shares outstanding loaned in connection with the 5.00% Convertible Senior Notes issued in February 2008 in the amount of 2,640,000 and 3,140,000 shares were not included in the computation of earnings per common share for the years ending December 31, 2010 or 2009, respectively.

For purposes of calculating weighted average common shares—diluted, non-vested restricted stock and outstanding stock options would be included in the computation using the treasury stock method, with the proceeds equal to the amount of cash received from the employee upon exercise and the average unrecognized compensation during the period, adjusted for any estimated future tax consequences recognized directly in equity.

Due to our net loss from operations for the years ended December 31, 2010, 2009 and 2008, we excluded the effects of the convertible notes, stock options and shares of non-vested restricted stock as they would have been antidilutive. The amount of shares excluded for 2010, 2009 and 2008 was 66,061, 794,000 and 995,000, respectively.

STOCK BASED COMPENSATION: The Company recognizes compensation expense for all stock-based payment awards made to employees, contractors and non-employee directors. Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period. For stock options, the Company uses the Black-Scholes option-pricing model to determine the option fair value, which requires the input of highly subjective assumptions, including the expected volatility of the underlying stock, the expected term of the award, the risk-free interest rate and expected future divided payments. Expected volatilities are based on our historical volatility. The expected life of an award is estimated using historical exercise behavior data and estimated future behavior. The risk-free interest rate is based on the U.S. Treasury yields in effect at the time of grant and extrapolated to approximate the expected life of the award. The Company does not expect to declare or pay dividends in the foreseeable future.

COMMITMENTS AND CONTINGENCIES: Liabilities for loss contingencies arising from claims, assessments, litigation, or other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES: During the years ended December 31, 2010, 2009 and 2008, the Company recorded non-cash additions to oil and gas properties of $1.0 million, $1.2 million and $3.6 million, respectively related to the depreciation of its

Company-owned rigs and the capitalization of non-cash stock compensation expense related to employees directly involved in exploration and development activities.

Capital additions funded through accounts payable include $14.6 million, $25.6 million, and $34.6 million for the years ended December 31, 2010, 2009, and 2008, respectively.

During the years ended December 31, 2010, 2009 and 2008, the Company recorded a net non-cash asset and related liability of $0.7 million, $0.6 million, and $2.4 million respectively, associated with the asset retirement obligation on the acquisition and/or development of oil and gas properties.

Interest of $2.6 million, $1.8 million, and $0.4 million, was capitalized during the years ended December 31, 2010, 2009, and 2008, respectively, related to the unproved properties that were not being currently depreciated, depleted or amortized and on which exploration or development activities were in progress.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

In December 2009, the Company adopted revised oil and gas reserve estimation and disclosure requirements. The primary impact of the new disclosures for the Company is to align the definition of proved reserves with the Securities and Exchange Commission (SEC) Modernization of Oil and Gas Reporting rules, which were issued by the SEC at the end of 2008 and effective for fiscal periods ending on or after December 31, 2009. The accounting standards revised the definition of proved oil and gas reserves to require that the average, first-day-of-the-month price during the 12-month period preceding the end of the year rather than the year-end price, must be used when estimating whether reserve quantities are economical to produce. This same 12-month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows. The rules also allow for the use of reliable technology to estimate proved oil and gas reserves, if those technologies have been demonstrated to result in reliable conclusions about reserve volumes. The unaudited supplemental information on oil and gas exploration and production activities for 2010 and 2009 has been presented following these new reserve estimation and disclosure rules, which may not be applied retrospectively. The 2008 data is presented in accordance with the previous oil and gas disclosure requirements. See “Note M—Supplemental Information on Oil and Natural Gas Properties” for additional disclosures associated with the adoption of this standard.

In October 2009, the Financial Accounting Standards Board (the “FASB”) issued ASU 2009-15, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing,” now codified under FASB ASC Topic 470 “Debt”, (“ASU 2009-15”), which provided guidance for accounting and reporting for own-share lending arrangements issued in contemplation of a convertible debt issuance. At the date of issuance, a share-lending arrangement entered into on an entity’s own shares should be measured at fair value in accordance with Topic 820 and recognized as an issuance cost, with an offset to additional paid-in capital. Loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs. The guidance also requires several disclosures including a description of the terms of the arrangement and the reason for entering into the arrangement. The effective dates of the guidance are dependent upon the date the share-lending arrangement was entered into and include retrospective application for arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009. For further discussion, see “Note B—Share Lending Arrangements and Adoption of ASU 2009-15.”

A standard to improve disclosures about fair value measurements was issued in January 2010. The standard requires additional disclosures about fair value measurements, adding a new requirement to disclose transfers in and out of Levels 1 and 2 measurements and gross presentation of activity within a Level 3 roll forward. The guidance also clarified existing disclosure requirements regarding the level of disaggregation of fair value measurements and disclosures regarding inputs and valuation techniques. We adopted this guidance effective first quarter 2010. The adoption had no impact on our financial position or results of operations.

NOTE B—SHARE LENDING ARRANGEMENTS AND ADOPTION OF ASU 2009-15

In February 2008, in connection with the offer and sale of the 5.00% convertible notes, we entered into a share lending agreement (the “Share Lending Agreement”) with an affiliate of Jefferies & Company, Inc. (the “Share Borrower”) and Jefferies & Company, Inc., as collateral agent for GMX. Under this agreement, we may loan to the Share Borrower up to the maximum number of shares of our common stock underlying the 5.00% convertible notes during a specified loan availability period. This maximum number of shares was initially 3,846,150 shares. We will receive a loan fee of $0.001 per share for each share of our common stock that we loan to the Share Borrower, payable at the time such shares are borrowed. The Share Borrower may borrow and re-borrow up to the maximum number of shares of our common stock during the loan availability period.

The Share Borrower’s obligations under the Share Lending Agreement are unconditionally guaranteed by Jefferies Group, Inc., the ultimate parent company of the Share Borrower and Jefferies & Company, Inc. (the “guarantor”). If the guarantor receives a rating downgrade for its long term unsecured and unsubordinated debt below a specified level by both Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc. (or any substitute rating agency mutually agreed upon by the Company and the Share Borrower), or by either of such rating agencies in certain circumstances, the Share Borrower has agreed to post and maintain with Jefferies & Company, Inc., acting as collateral agent for the Company, collateral in the form of cash, government securities, certificates of deposit, high-grade commercial paper of U.S. issuers, letters of credit or money market shares with a market value at least equal to 100% of the market value of the shares of our common stock borrowed by the Share Borrower as security for the Share Borrower’s obligation to return the borrowed shares to the Company pursuant to the Share Lending Agreement.

The loan availability period under the Share Lending Agreement commenced on the date of the Share Lending Agreement and will continue until the date that any of the following occurs:

•

the Company notifies the Share Borrower in writing of our intention to terminate the Share Lending Agreement at any time after the entire principal amount of the 5.00% convertible notes ceases to be outstanding as a result of conversion, repurchase, at maturity or otherwise;

•	the Company and the Share Borrower agree to terminate the Share Lending Agreement;

•

the Company elects to terminate all of the outstanding loans upon a default by the Share Borrower under the Share Lending Agreement or by the guarantor under its guarantee, including a breach by the Share Borrower of any of its obligations or a breach in any material respect of any of the representations or covenants under the Share Lending Agreement or a breach by the guarantor of the guarantee, or the bankruptcy of the Share Borrower or the guarantor; or

•	the Share Borrower elects to terminate all outstanding loans upon the bankruptcy of the Company.

Any shares the Company loans to the Share Borrower will be issued and outstanding for corporate law purposes, however, the borrowed shares will not be considered outstanding for the purpose of computing and reporting earnings per share. The holders of the borrowed shares will have all of the rights of a holder of a share of our outstanding common stock, including the right to vote the shares on all matters submitted to a vote of the Company’s shareholders and the right to receive any dividends or other distributions that we may pay or make on our outstanding shares of common stock. However, under the Share Lending Agreement, the Share Borrower has agreed:

•	not to vote any shares of the Company’s common stock it has borrowed to the extent it owns such borrowed shares; and

•	to pay to the Company an amount equal to any cash dividends that are paid on the borrowed shares.

On January 1, 2010, the Company was required to adopt ASU 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing, which changes the accounting treatment of the Company’s share lending arrangements. Under ASU 2009-15, the Company must recognize the value of share lending arrangements as issuance cost at inception.

The comparative financial statements have been restated to apply the new pronouncement retrospectively. The following financial statement line items in the consolidated balance sheet as of December 31, 2009 were affected by the adoption:

	As Reported	Adjustments	As Adjusted
	(in thousands)
ASSETS
CURRENT ASSETS:
Prepaid expenses and deposits	$3,809	$697	$4,506
OTHER ASSETS	$6,748	$1,736	$8,484

LIABILITIES AND EQUITY
EQUITY
Additional paid-in capital	$520,307	$2,338	$522,645
Accumulated deficit	$(284,840)	$95	$(284,745)

The following financial statement line items in the consolidated statement of operations for the year ended December 31, 2009 and 2008, respectively, were affected by the adoption:

	Year ended December 31, 2009
	As Reported	Adjustments	As Adjusted
	(in thousands)
NON-OPERATING INCOME (EXPENSES)
Interest expense	$(16,127)	$(621)	$(16,748)
NET LOSS	$(180,466)	$(621)	$(181,087)
NET LOSS APPLICABLE TO COMMON SHAREHOLDERS	$(185,264)	$(621)	$(185,885)
EARNINGS (LOSS) PER SHARE—BASIC	$(9.17)	$(.03)	$(9.20)
EARNINGS (LOSS) PER SHARE—DILUTED	$(9.17)	$(.03)	$(9.20)

	Year ended December 31, 2008
	As Reported	Adjustments	As Adjusted
	(in thousands)
NON-OPERATING INCOME (EXPENSES)
Interest expense	$(13,617)	$(488)	$(14,105)
BENEFIT FOR INCOME TAXES	$25,013	$1,204	$26,217
NET LOSS	$(124,637)	$716	$(123,921)
NET LOSS APPLICABLE TO COMMON SHAREHOLDERS	$(129,262)	$716	$(128,546)
EARNINGS (LOSS) PER SHARE—BASIC	$(9.09)	$.05	$(9.04)
EARNINGS (LOSS) PER SHARE—DILUTED	$(9.09)	$.05	$(9.04)

As of December 31, 2010 and 2009, respectively, 2,640,000 and 3,140,000, shares of our common stock were subject to outstanding loans to the Share Borrower with a fair value of $14.6 million and $43.1 million. As of December 31, 2010 and 2009, respectively, the unamortized amount of issuance costs associated with the share lending agreement was $1.7 million and $2.4 million, of which $0.8 million and $0.7 million is classified as a current asset and $0.9 million and $1.7 million, is a long-term asset included in Other Assets. The Company recognized $0.7 million, $0.6 million and $0.5 million in interest expense relating to the amortization of the Share Lending Agreement for the year ended December 31, 2010, 2009 and 2008 respectively

NOTE C—NONCONTROLLING INTEREST

On November 1, 2009, GMX and its wholly owned subsidiary, Endeavor Pipeline, transferred mid-stream gas gathering, compression and related equipment to a newly formed Endeavor Gathering and sold a 40% membership interest in Endeavor Gathering to KME for $36.0 million. Endeavor Gathering provides firm capacity gathering services to the Company in our Cotton Valley Sands and Haynesville/Bossier Shale horizontal developments in East Texas, and will also provide funding of future gathering infrastructure needs to support the Company’s production growth. The results of operations and financial position of Endeavor Gathering are included in the consolidated financial statements of GMX. The portion of Endeavor Gathering’s results of operations not attributable to GMX are recorded as noncontrolling interests.

Distributions to the members will be made on a monthly basis to the members and allocated 80% and 20% to the noncontrolling interest and to GMX, respectively until the noncontrolling interest member has received $36.0 million. Subsequently, distributions will be allocated 40% and 60% to the noncontrolling interest member and GMX, respectively.

The following table sets forth the effects of changes in GMX’s ownership interest in Endeavor Gathering on GMX’s equity for the years ended December 31:

	2010	2009 (as adjusted)	2008 (as adjusted)
	(in thousands)
Net loss applicable to GMX	$(141,406)	$(181,260)	$(123,921)
Transfers from the noncontrolling interest:
Increase in GMX paid-in capital for sale of 40% membership interest in Endeavor Gathering	$—	$13,984	—

Change from net loss applicable to GMX and transfers from noncontrolling interest	$(141,406)	$(167,276)	$(123,921)

NOTE D—PROPERTY AND EQUIPMENT

Major classes of property and equipment included the following at December 31:

	December 31,
	2010	2009
	(in thousands)
Pipeline and related facilities	$57,798	$68,440
Drilling rigs	—	30,492
Machinery and equipment	5,576	5,173
Buildings and leasehold improvement	8,418	6,003
Office equipment	4,619	2,324

	76,411	112,432
Less accumulated depreciation and amortization	(9,455)	(12,751)

	66,956	99,681
Land	2,081	2,074

	$69,037	$101,755

In December 2010, the Company finalized a plan to dispose of three drilling rigs, four compressors, pipe and valves by sale. These assets will either be disposed of individually or as part of a disposal group, depending on the purchaser’s interest. The accounting for these assets at the plan date was in accordance with ASC 360-10, Property, Plant and Equipment. Under this guidance, the assets are carried on the balance sheet at their carrying value or fair value less cost to sell, whichever is less. Subsequent increases in fair value less cost to sell will be recognized as a gain, but not in excess of the cumulative loss previously recognized. In determining fair value for the drilling rigs, management used third party appraisals. For all other assets, management performed internal estimates of the value of the assets based on verbal bids gathered through their marketing efforts and other marketing information. Management also performed internal estimates to estimate the cost to sell the assets, which primarily consisted of commissions to sell the assets, and were estimated based on past experience selling similar assets and verbal bids. As a result of determining fair value, an impairment loss was recorded on the assets held for sale in the amount of $9.6 million and selling costs were estimated to be $1.3 million, resulting in a total write-down of $10.9 million, which was included in the Impairment of Oil and Natural Gas Properties and Assets Held for Sale in the Statements of Operations for the year ended December 31, 2010.

NOTE E—DERIVATIVE ACTIVITIES

The Company is subject to price fluctuations for natural gas and crude oil. Prices received for natural gas and crude oil sold on the spot market are volatile due to factors beyond the Company’s control. Reductions in crude oil and natural gas prices could have a material adverse effect on the Company’s financial position, results of operations, capital expenditures and quantities of reserves recoverable on an economic basis. Any reduction in reserves, including reductions due to lower prices, can reduce the Company’s borrowing base under the revolving bank credit facility and adversely affect the Company’s liquidity and ability to obtain capital for acquisition and development activities.

To mitigate a portion of its exposure to fluctuations in commodity prices, the Company enters into financial price risk management activities with respect to a portion of projected crude oil and natural gas production through financial price swaps, collars, and put spreads (collectively “derivatives”). Additionally, the Company uses basis protection swaps to reduce basis risk. Basis is the difference between the physical commodity being hedged and the price of the futures contract used for hedging. Basis risk is the risk that an adverse change in the futures market will not be completely offset by an equal and opposite change in the cash price of the commodity being hedged. Basis risk exists in natural gas due to the geographic price differentials between a given cash market location and the futures contract delivery locations. Settlement or expiration of the hedges is designed to coincide as closely as possible with the physical sale of the commodity being hedged—daily for oil and monthly for natural gas—to obtain reasonable assurance that a gain in the cash sale will offset the loss on the hedge and vice versa.

The Company’s revolving bank credit facility requires it to maintain a hedging program on mutually acceptable terms whenever the loan amount outstanding exceeds 75% of the borrowing base.

The Company’s derivative financial instruments potentially consist of price swaps, collars, put spreads and basis swaps. A description of these types of instruments is provided below:

Fixed price swaps	The Company receives a fixed price and pays a variable price to the contract counterparty. The fixed-price payment and the floating price payment are netted, resulting in a net amount due to or from the counterparty.

Costless collars	The instrument contains a fixed floor price (long put option) and ceiling price (short call option), where the purchase price of the put option equals the sales price of the call option. At settlement, if the market price exceeds the ceiling price, the Company pays the difference between the market price and the ceiling price. If the market price is less than the fixed floor price, the Company receives the difference between the fixed floor price and the market price. If the market price is between the ceiling and the fixed floor price, no payments are due from either party.

Three-way collars	A three-way collar contract consists of a standard collar contract plus a put sold by the Company with a price below the floor price of the collar. This additional put requires us to make a payment to the counterparty if the settlement price for any settlement period is below the put price. Combining the collar contract with the additional put results in the Company being entitled to a net payment equal to the difference between the floor price of the standard collar and the additional put price if the settlement price is equal to or less than the additional put price. If the settlement price is greater than the additional put price, the result is the same as it would have been with a standard collar contract only. Therefore, if market prices are below the additional put option, the Company would be entitled to receive the market price plus the difference between the additional put option and the floor. This strategy enables the Company to increase the floor and the ceiling price of the collar beyond the range of a traditional costless collar while defraying the associated cost with the sale of the additional put.

Put spreads	A put spread is the same as a three-way collar without the ceiling price (short call option). Therefore, if market prices are below the additional put option, the Company would be entitled to receive the market price plus the difference between the additional put option and the floor.

Basis swaps	Natural gas basis protection swaps are arrangements that guarantee a price differential between NYMEX natural gas futures and Houston Ship Channel or Mainline (Columbia Gulf), which is a close proximity for the Company’s primary market hubs. The Company receives a payment from the counterparty if the price differential is less than the stated terms of the contract and pays the counterparty if the price differential is greater than the stated terms of the contract.

The Company utilizes counterparties for our derivative instruments that are members of our lending bank group and that the Company believes are credit-worthy entities at the time the transactions are entered into. The Company closely monitors the credit ratings of these counterparties. Additionally, the Company performs both quantitative and qualitative assessments of these counterparties based on their credit ratings and credit default swap rates where applicable. However, the recent events in the financial markets demonstrate there can be no assurance that a counterparty financial institution will be able to meet its obligations to the Company.

None of the Company’s derivative instruments contain credit-risk-related contingent features. Additionally, the Company has not incurred any credit-related losses associated with derivative activities and believes that its counterparties will continue to be able to meet their obligations under these transactions.

ASC 815, Derivatives and Hedging requires all derivative instruments to be recognized at fair value in the balance sheet. Fair value is generally determined based on the difference between the fixed contract price and the underlying estimated market price at the determination date. Derivative instruments with the same counterparty are presented on a net basis where the legal right of offset exists. The following is a summary of the asset and liability fair values of the Company’s derivative contracts:

	Balance Sheet Location	Asset Fair Value
		December 31, 2010	December 31, 2009
		(in thousands)
Derivatives designated as Hedging Instruments under ASC 815
Natural gas	Current derivative asset	$23,187	$12,896
Natural gas	Derivative instruments—non-current asset	20,503	19,144

Total derivative asset fair value		$43,690	$32,040

	Balance Sheet Location	Liability Fair Value
		December 31, 2010	December 31, 2009
		(in thousands)
Derivatives designated as Hedging Instruments under ASC 815
Natural gas	Current derivative asset	$2,963	$—
Natural gas basis	Current derivative asset	566	—
Natural gas	Derivative instruments—non-current asset	2,897	—
Natural gas basis	Derivative instruments—non-current asset	122	549

		$6,548	$549
Derivatives not designated as Hedging Instruments under ASC 815
Natural gas	Current derivative asset	$—	$374
Natural gas basis	Current derivative asset	—	270
Natural gas	Derivative instruments—non-current asset	—	1,303
Crude oil	Current derivative asset	172	—

		172	1,947

Total derivative liability fair value		$6,720	$2,496

Net derivative fair value		$36,970	$29,544

Following is a summary of the outstanding volumes and prices on the oil and natural gas swaps and options in place as of December 31, 2010:

Effective Date	Maturity Date	Notional Amount Per Month	Remaining Notional Amount as of December 31, 2010	Additional Put Options	Floor	Ceiling	Designation under ASC 815
Natural Gas (MMBtu):
1/1/2011	12/31/2012	155,337	3,728,100	$—	$—	$7.00	Cash flow hedge
1/1/2011	12/31/2011	188,781	2,265,372	$—	$—	$8.00	Cash flow hedge
1/1/2011	3/31/2011	200,000	600,000	$5.00	$7.00	$7.25	Cash flow hedge
1/1/2011	3/31/2011	200,000	600,000	$—	$—	$8.90	Cash flow hedge
4/1/2011	10/31/2011	200,000	1,400,000	$5.00	$6.50	$8.30	Cash flow hedge
11/1/2011	3/31/2012	200,000	1,000,000	$5.50	$7.00	$10.10	Cash flow hedge
1/1/2011	12/31/2012	1,021,666	24,520,000	$4.00	$6.00	$—	Cash flow hedge
1/1/2011	12/31/2012	167,612	4,022,697	$4.50	$6.25	$—	Cash flow hedge
Crude Oil (Bbls):
1/1/2011	12/31/2011	3,042	36,500	$—	$—	$100.00	Not designated

All of the above natural gas contracts are settled against NYMEX and all oil contracts are settled against NYMEX Light Sweet Crude. The NYMEX and NYMEX Light Sweet Crude have historically had a high degree of correlation with the actual prices received by the Company.

Effects of derivative instruments on the Consolidated Statement of Operations

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

	For the Year Ended December 31, 2010
	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)

Location of Gain Reclassified

from

Accumulated OCI into Income
(Effective Portion)
and Location of Gain Recognized
in  Income on Derivative
(Ineffective Portion and Amount

Excluded
from Effectiveness Testing)

			Amount of Gain Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
	(in thousands)		(in thousands)
Natural gas	$33,858	Oil and Gas Sales	$23,585	$(1,280)

	For the Year Ended December 31, 2009
	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)

Location of Gain Reclassified

from

Accumulated OCI into Income
(Effective Portion)
and Location of Gain Recognized
in  Income on Derivative
(Ineffective Portion and Amount

Excluded
from Effectiveness Testing)

			Amount of Gain Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
	(in thousands)		(in thousands)
Natural gas	$20,911	Oil and Gas Sales	$28,546	$1,018
Crude oil	(437)	Oil and Gas Sales	2,305	—

	$20,474		$30,851	$1,018

	For the Year Ended December 31, 2008
	Amount of Gain Recognized in OCI on Derivative (Effective Portion)

Location of Gain Reclassified

from

Accumulated OCI into Income
(Effective Portion)
and Location of Gain Recognized
in  Income on Derivative
(Ineffective Portion and Amount

Excluded
from Effectiveness Testing)

			Amount of Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
	(in thousands)		(in thousands)
Natural gas	$14,999	Oil and Gas Sales	$4,032	$925
Crude oil	4,115	Oil and Gas Sales	2,027	89

	$19,114		$6,059	$1,014

Assuming that the market prices of oil and gas futures as of December 31, 2010 remain unchanged, the Company would expect to transfer a gain of approximately $9.4 million from accumulated other comprehensive income to earnings during the next 12 months. The actual reclassification into earnings will be based on market prices at the contract settlement date.

For derivative instruments that do not qualify as hedges pursuant to ASC 815, changes in the fair value of these derivatives that occur prior to their maturity (i.e., temporary fluctuations in value) are recognized in current earnings. A summary of the effect of the derivatives not qualifying for hedges is as follows:

	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative
		For the Year Ended
		2010	2009	2008
Realized
Natural gas	Oil and Gas Sales	$(23)	$5,920	$—
Unrealized
Natural gas	Unrealized losses on derivatives	(221)	(2,100)	(354)
Natural gas basis	Unrealized losses on derivatives	—	(270)	—
Crude Oil	Unrealized losses on derivatives	99	—	—

		$(145)	$3,550	$(354)

The valuation of our derivative instruments are based on industry standard models that primarily rely on market observable inputs. Substantially all of the assumptions for industry standard models are observable in active markets throughout the full term of the instrument. The Company categorizes these measurements as Level 2. The following table sets forth by level within the fair value hierarchy our derivative instruments, which are our only financial assets and liabilities that were accounted for at fair value on a recurring basis, as of December 31, 2010 and 2009:

	As of December 31, 2010:			As of December 31, 2009:
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Financial assets:
Natural gas derivative instruments	$—	$37,142	$—	$—	$29,544	$—
Crude oil derivative instruments	$—	$(172)	$—	$—	$—	$—

NOTE F—LONG-TERM DEBT

The table below presents the carrying amounts and approximate fair values of our debt obligations. The carrying amounts of our revolving bank credit facility borrowings approximate their fair values due to the short-term nature and frequent repricing of these obligations. The approximate fair values of our convertible debt securities are determined based on market quotes from independent third party brokers as they are actively traded in an established market.

	December 31,
	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Revolving bank credit facility(1)	$92,000	$92,000	$—	$—
5.00% Senior Convertible Notes due February 2013	116,365	105,258	115,646	111,406
4.50% Senior Convertible Notes due May 2015	75,238	63,825	73,187	87,652
Joint venture financing(2)	1,366	1,366	1,445	1,445

Total	$284,969	$262,449	$190,278	$200,503

(1)

Maturity date of August 2012 bearing a weighted average interest rate of 4.11% and 3.83% as of December 31, 2010 and 2009, respectively, collateralized by all assets of the Company. See “Note O—Subsequent Events.”

(2)	Non-recourse, no interest rate

Maturities of Long-Term Debt

Maturities of long-term debt as of December 31, 2010 are as follows:

Year	Amount
(in thousands)
2011	$26
2012	92,019
2013	122,765
2014	11
2015	86,250
Thereafter	1,295

$302,366

Revolving Bank Credit Facility

The Company has an executed loan agreement providing for a secured revolving line of credit for up to $250 million in loans as the borrowing base permits, which is based on the Company’s oil and natural gas reserves (the “borrowing base”). The borrowing base at December 31, 2010 was $130 million and may be adjusted from time to time. The loan bears interest at a rate elected by the Company that is based on the prime, LIBO or federal funds rate plus margins ranging from 1% to 4.25% depending on the base rate used and the amount of the loan outstanding in relation to the borrowing base. Upon delivery by the Company of the monthly EBITDA certificate which sets forth the Total Net Debt to EBITDA ratio as being 4.00 to 1.00 or higher, the applicable LIBO rate margin and the applicable prime rate margin are automatically adjusted, effective on the first day of the month in which the monthly EBITDA certificate is delivered, as set forth in the agreement. The applicable LIBO rate margin will be 6.00% and the applicable prime rate margin will be 3.75%. The increased margins will remain in effect until the Total Net Debt to EBITDA ratio is less than 4.00 to 1.00.

During 2010, the maturity date for amounts borrowed by the Company pursuant to the loan agreement was extended from July 15, 2011, to August 1, 2012, and the Company may automatically extend this new maturity date to July 8, 2013, in certain circumstances. Principal is payable voluntarily by the Company or is required to be paid (i) if the loan amount exceeds the borrowing base; (ii) if the lender elects to require periodic payments as a part of a borrowing base re-determination; and (iii) at the maturity date. The Company is obligated to pay a facility fee equal to 0.5% per year of the unused portion of the borrowing base payable quarterly. The loan is secured by a first mortgage on assets of the Company.

During 2010, the financial covenants of the loan agreement were amended relating to the maximum ratio of total debt to EBITDA (as defined in the Loan Agreement). First, the definition of “total debt” was modified to include only the portions of the Company’s $122.75 million aggregate principal amount of 5.00% senior convertible notes and $86.25 million aggregate principal amount of 4.50% senior convertible notes classified as indebtedness and to exclude the portions of such convertible notes classified as equity under generally accepted accounting principles. Second, the Company is required to maintain, on a monthly basis as of the last day of each month, a ratio (on a rolling twelve month basis) of Total Net Debt to EBITDA during the preceding twelve months not to exceed the following levels:

Period	Maximum Ratio
June 1, 2010 through November 30, 2010	4.50 to 1.00
December 1, 2010 through February 28, 2011	4.75 to 1.00
March 1, 2011 through August 31, 2011	4.60 to 1.00
September 1, 2011 through October 31, 2011	4.40 to 1.00
November 1, 2011 through Maturity Date	4.00 to 1.00

Additionally, the Company is required to maintain, on a monthly basis as of the last day of each month, a ratio (on a rolling twelve month basis) of Total Senior Secured Debt to EBITDA (as defined) during the preceding twelve (12) months not to exceed 2.50 to 1.00. “Total Senior Secured Debt” means the Company’s Indebtedness (as defined) plus any other senior secured indebtedness for borrowed money owing by the Company or any subsidiaries which is secured by a lien (whether on any of the Company’s property which is not collateral or on a pari passu basis with the Indebtedness).

The loan agreement contains additional affirmative and restrictive covenants. These covenants, among other things, prohibit additional indebtedness, sales of assets, mergers and consolidations, dividends and distributions, and changes in management and require the maintenance of various financial ratios. The required and actual financials ratios as of December 31, 2010 are shown below:

Financial Covenant	Required Ratio	Actual Ratio
Current ratio(1)	Not less than 1 to 1	1.29 to 1
Ratio of Total Net Debt to EBITDA(2)	Not greater than 4.75 to 1	4.62 to 1
Total Senior Secured Debt to EBITDA(2)	Not greater than 2.50 to 1	1.50 to 1
Ratio of EBITDA, as defined in the revolving bank credit facility agreement to cash interest expense(3)	Not less than 3 to 1	3.40 to 1

(1)

Current ratio is defined in our revolving bank credit facility as the ratio of current assets plus the unused and available portion of the revolving bank credit facility ($38 million as of December 31, 2010) to current liabilities. The calculation will not include the effects, if any, of derivatives under ASC 815. As of December 31, 2010, current assets included derivatives assets of $19.5 million. In addition, the convertible notes are not considered a current liability unless one or more convertible notes have been surrendered for conversion and then only to the extent of the cash payment due on the conversion of the notes surrendered.

(2)	EBITDA as defined in our revolving bank credit facility as of December 31, 2010 is calculated as follows (amounts in thousands):

Net loss	$(138,292)
Plus:
Interest expense	18,642
Early extinguishment of debt	(141)
Impairment of oil and natural gas properties and assets held for sale	143,712
Depreciation, depletion and amortization	38,061
Non-cash compensation and other expenses	4,167
Less:
Income tax benefit	4,239

EBITDA	$61,910

(3)

Cash interest expense is defined in the revolving bank credit facility as all interest, fees, charges, and related expenses payable in cash for the applicable period payable to a lender in connection with borrowed money or the deferred purchase price of assets that is considered interest expense under GAAP, plus the portion of rent paid or payable for that period under capital lease obligations that should be treated as interest. For 2010, cash interest expense included fees paid related to bank financing activities and other loan fees of $1.7 million. As of December 31, 2010, non-cash interest expense of $7.7 million was deducted from interest expense to arrive at the cash interest expense used in the debt covenant calculation. Non-cash interest expense primarily relates to the amortization of debt issuance costs. Capitalized interest of $2.6 million was added to interest expense.

As of December 31, 2010, the Company was in compliance with financial covenants under the revolving bank credit facility. The lenders may accelerate all of the indebtedness under the revolving bank credit facility upon the occurrence of any event of default unless the Company cures any such default within any applicable grace period. For payments of principal and interest under the revolving bank credit facility, the Company generally has a three business day grace period, and a 30-day cure period for most covenant defaults, but not for defaults of certain specific covenants, including the financial covenants and negative covenants.

See “Note O—Subsequent Events.” The loan agreement was amended on February 2, 2011 in connection with the Company’s issuance of senior unsecured notes, sale of common stock and tender offer for at least $50 million of the Company’s convertible senior notes due 2013.

5.00% Convertible Senior Notes

In February 2008, the Company completed a $125 million private placement of 5.00% convertible senior notes due 2013 (“5.00% Convertible Notes”). In connection with such offering, we agreed to loan up to 3,846,150 shares of our common stock to an affiliate of Jefferies & Company, Inc. to facilitate hedging transactions by purchasers of the notes.

On December 21 and December 22, 2010, the Company entered into two separate agreements with a third party to retire $2.25 million of the 5.00% Convertible Notes for a combined total of 380,250 shares of the Company’s common stock and $45,659.72 in cash. The cash consideration satisfies unpaid and accrued interest on the 5.00% Convertible Notes.

As a result of the adoption of the new authoritative accounting guidance under ASC as of January 1, 2009 and its retrospective application, the Company recorded a debt discount of $14.3 million, which represented the fair value of the equity conversion feature, and recorded a corresponding increase in additional paid-in capital (“APIC”), net of deferred taxes. In addition, the transaction costs incurred directly related to the issuance of the 5.00% Convertible Notes were allocated proportionately to the equity conversion feature and recorded as APIC. The equity component is not subsequently re-valued as long as it continues to qualify for equity treatment.

The debt discount is amortized as additional non-cash interest expense over the expected term of the 5.00% Convertible Notes through February 2013. As of December 31, 2010, the net carrying amount was as follows (amounts in the thousands):

	2010	2009
Principal amount	$122,750	$125,000
Unamortized debt discount	(6,385)	(9,354)

Carrying amount	$116,365	$115,646

The 5.00% Convertible Notes bear interest at a rate of 5.00% per year, payable semiannually in arrears on February 1 and August 1 of each year, which began August 1, 2008. As a result of the amortization of the debt discount through non-cash interest expense, the effective interest rate on the 5.00% Convertible Notes is 8.7% per annum. The amount of the cash interest expense recognized with respect to the 5.00% contractual interest coupon for the years ended December 31, 2010 and 2009 was $6.2 million and $6.3 million, respectively. The amount of non-cash interest expense for the years ended December 31, 2010 and 2009 related to the amortization of the debt discount and amortization of the transaction costs was $3.7 million and $3.5 million, respectively. As of December 31, 2010, the unamortized discount is expected to be amortized into earnings over 2.1 years. The carrying value of the equity component of the 5.00% Convertible Notes was $9.2 million as of December 31, 2010.

Holders may convert their 5.00% Convertible Notes at their option prior to the close of business on the business day immediately preceding November 1, 2012 only under the following circumstances:

•

during any fiscal quarter commencing after March 31, 2008 if the last reported sale price of the common stock for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each such trading day;

•

during the five business-day period after any five consecutive trading-day period in which the trading price for each day of that measurement period was less than 98% of the last reported sale price of our common stock and the applicable conversion rate on each such day; or

•

the occurrence of certain sales of assets, distributions or changes to distribution rights to common stockholders, mergers and consolidations, changes in management, or our common stock ceases to be listed on a United States national or regional securities exchange, among other things.

On and after November 1, 2012 until the close of business on the business day immediately preceding the maturity date, holders may convert their 5.00% Convertible Notes at any time, regardless of the foregoing circumstances.

Upon conversion, the Company will satisfy its conversion obligation by paying and delivering cash for the lesser of the principal amount or the conversion value, and, if the conversion value is in excess of the principal amount, by paying or delivering, at its option, cash and/or shares of its common stock for such excess. The conversion value is a daily value calculated on a proportionate basis for each day of a 60 trading-day observation period. The conversion rate is initially 30.7692 shares of the Company’s common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $32.50 per share of common stock). The conversion rate is subject to adjustment in some events but will not be adjusted for accrued interest. In addition, following any fundamental change that occurs prior to the maturity date, we will increase the conversion rate for a holder who elects to convert its 5.00% Convertible Notes in connection with such a fundamental change in certain circumstances. The increase in the conversion rate is determined based on a formula that takes into consideration our stock price at the time of the fundamental change (ranging from $25.00 to $150.00 per share) and the remaining time to maturity of the notes. The increase in the conversion rate ranges from 0% to 30% increasing as the stock price at the time of the fundamental change increases from $25.00 and declines as the remaining time to maturity of the notes decreases.

We may not redeem the 5.00% Convertible Notes prior to maturity. However, if we undergo a fundamental change, holders may require us to repurchase the 5.00% Convertible Notes in whole or in part for cash at a price equal to 100% of the principal amount of the 5.00% Convertible Notes to be repurchased plus any accrued and unpaid interest (including additional interest, if any) to, but excluding, the fundamental change repurchase date.

The 5.00% Convertible Notes are senior unsecured obligations of the Company and rank equally in right of payment to all of the Company’s other existing and future senior indebtedness. The 5.00% Convertible Notes are effectively subordinated to revolving bank credit facility, to the extent of the value of our assets pledged as collateral for such indebtedness. The 5.00% Convertible Notes are also effectively subordinated to all liabilities of our subsidiaries, including liabilities under any guarantees they have issued.

See “Note O—Subsequent Events.” On January 28, 2011, the Company offered to tender for up to $50 million aggregate principal at its 5.00% Convertible Senior Notes due 2013 in connection with the sale of common stock and the issuance of $200 million of senior notes due 2019.

4.50% Convertible Senior Notes

In October 2009, the Company completed a $86.3 million private placement of 4.50% convertible senior notes due 2015 (“4.50% Convertible Notes”). The proceeds of the offering were used to repay the Senior Subordinated Secured Notes due 2012 and a portion of the outstanding indebtedness under the revolving bank credit facility. The Company recorded a debt discount of $13.4 million, which represented the fair value of the equity conversion feature, and recorded a corresponding increase in APIC, net of deferred taxes. In addition, the transaction costs incurred directly related to the issuance of the 4.50% Convertible Notes were allocated proportionately to the equity conversion feature and recorded as APIC. The equity component is not subsequently re-valued as long as it continues to qualify for equity treatment. As of December 31, 2010, the net carrying amount was as follows (amounts in thousands):

	2010	2009
Principal amount	$86,250	$86,250
Unamortized debt discount	(11,012)	(13,063)

Carrying amount	$75,238	$73,187

The 4.50% Convertible Notes bear interest at a rate of 4.50% per year, payable semiannually in arrears on November 1 and May 1 of each year, beginning May 1, 2010. As a result of the amortization of the debt discount through non-cash interest expense, the effective interest rate on the 4.50% Convertible Notes is 9.09% per annum. The amount of the cash interest expense recognized with respect to the 4.50% contractual interest coupon for the year ended December 31, 2010 was $3.9 million. The amount of non-cash interest expense for the year ended December 31, 2010 related to the amortization of the debt discount and amortization of the transaction costs was $2.5 million. As of December 31, 2010, the unamortized discount is expected to be amortized into earnings over 4.3 years. The carrying value of the equity component of the 4.50% Convertible Notes was $8.4 million as of December 31, 2010.

The 4.50% Convertible Notes mature on May 1, 2015, unless earlier converted or repurchased by us. Holders may convert their notes prior to the close of business on the business day immediately preceding February 1, 2015, only under the following circumstances:

•

during any fiscal quarter commencing after January 1, 2010, if the last reported sale price of our common stock for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each such trading day;

•

during the five business-day period after any five consecutive trading-day period in which the trading price per $1,000 principal amount of 4.50% Convertible Notes for each day of such five consecutive trading-day period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each such day;

•

upon the occurrence of a corporate event pursuant to which: (1) we issue rights to all or substantially all of the holders of our common stock entitling them to purchase, for a period of not more than 60 calendar days after the announcement date of such issuance to subscribe for or purchase, shares of our common stock at a price per share less than the average of the last reported sale prices of our common stock for the 10 consecutive trading day period ending on the trading day immediately preceding the date of announcement of such issuance; (2) we distribute to all or substantially all of the holders of our common stock our assets, debt securities or rights to purchase our securities, if the distribution has a per share value in excess of 10% of the last reported sale price for our common stock on the trading day immediately preceding the date of announcement of such distribution; or (3) we are a party to a consolidation, merger, binding share exchange, or transfer or lease of all or substantially all of our assets, pursuant to which our common stock would be converted into cash, securities or other assets;

•

if: (1) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act acquires more than 50% of our outstanding voting stock, (2) we consummate a recapitalization, reclassification or change of our common stock as a result of which our common stock would be converted into or exchanged for stock, other securities, other property or assets, less than 90% of which received by our common shareholders consists of publicly traded securities, (3) we consummate a share exchange, consolidation or merger pursuant to which our common stock will be converted into cash, securities or other property, (4) we consummate any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of our and our subsidiaries’ consolidated assets to any person other than one of our subsidiaries, (5) continuing directors cease to constitute at least a majority of our board of directors, (6) our shareholders approve any plan or proposal for our liquidation or dissolution, or (7) our common stock ceases to be listed on any of The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market; or

•

if we call the 4.50% Convertible Notes for redemption, at any time prior to the close of business on the business day prior to the redemption date (any of the events described in the fourth and fifth bullets above, a “make-whole fundamental change”).

On and after February 1, 2015 until the close of business on the business day immediately preceding the maturity date, holders may convert their 4.50% Convertible Notes, in multiples of $1,000 principal amount, at the option of the holder regardless of the foregoing circumstances.

Upon conversion, we will satisfy our conversion obligation by paying or delivering cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. The conversion rate is initially 53.3333 shares of our common stock per $1,000 principal amount of 4.50% Convertible Notes (equivalent to a conversion price of approximately $18.75 per share of our common stock). The conversion rate is subject to adjustment in some events but will not be adjusted for accrued and unpaid interest. In addition, following any make-whole fundamental change that occurs prior to the maturity date, we will increase the conversion rate for a holder who elects to convert its 4.50% Convertible Notes in connection with such a make-whole fundamental change in certain circumstances. The increase in the conversion rate is determined based on a formula that takes into consideration our stock price at the time of the make-whole fundamental change (ranging from $15.00 to $100.00 per share) and the remaining time to maturity of the 4.50% Convertible Notes. The increase in the conversion rate declines from a high of 25.0% to 0.0% as the stock price at the time of the make-whole fundamental change increases from $15.00 and the remaining time to maturity of the 4.50% Convertible Notes decreases.

On or after November 1, 2012, and prior to the maturity date, we may redeem for cash all, but not less than all, of the 4.50% Convertible Notes if the last reported sales price of our common stock equals or exceeds 130%

of the conversion price then in effect for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day immediately prior to the date of the redemption notice. The redemption price will equal 100% of the principal amount of the 4.50% Convertible Notes to be redeemed, plus any accrued and unpaid interest, including any additional interest, to, but excluding, the redemption date. To the extent a holder converts its 4.50% Convertible Notes in connection with our redemption notice, we will increase the conversion rate as described in the preceding paragraph.

The 4.50% Convertible Notes are senior, unsecured obligations of the Company and rank equally in right of payment with our senior unsecured debt and our existing 5.00% Convertible Notes, and are senior in right of payment to our debt that is expressly subordinated to the 4.50% Convertible Notes, if any. The 4.50% Convertible Notes are structurally subordinated to all debt and other liabilities and commitments of our subsidiaries, including our subsidiaries’ guarantees of our indebtedness under our revolving bank credit facility, and are effectively junior to our secured debt to the extent of the assets securing such debt.

Senior Subordinated Secured Notes

In July 2007, we entered into a Note Purchase Agreement (“Note Agreement”) with The Prudential Insurance Company of America (“Prudential”) providing for the issuance and sale from time to time of up to $100 million in senior subordinated secured notes (the “Secured Notes”) and sold to Prudential an initial tranche of $30 million of 7.58% Series A fixed rate notes due July 31, 2012 with interest payable quarterly. Proceeds from the sale of the Secured Notes were used for general corporate purposes including additional funding of drilling and development costs in the Cotton Valley Sands in East Texas. On October 18, 2009, the Company entered into an amendment with Prudential to provide for the repayment of the outstanding indebtedness of the Secured Notes. The Company repaid all of the outstanding indebtedness under the Secured Notes with a portion of the proceeds from the 4.50% Convertible Senior Notes issued in October 2009. The terms of the repayment included a prepayment penalty of $4.6 million. Additionally, we expensed approximately $0.3 million in deferred debt issue costs for the year ended December 31, 2009.

Joint Venture Financing

In 2004, we entered into an arrangement with PVOG to purchase dollar denominated production payments from the Company on certain wells drilled during a portion of 2004. Under this agreement, PVOG provided $2.8 million in funding for our share of costs of four wells drilled which is repayable solely from 75% of GMX’s share of production revenues from these wells without interest.

NOTE G—ASSET RETIREMENT OBLIGATIONS

The activity incurred in the asset retirement obligation is as follows:

	2010	2009
	(in thousands)
Beginning balance	$6,789	$6,049
Liabilities incurred	269	324
Liabilities settled	(467)	(204)
Accretion	412	378
Revisions	275	242

Ending balance(1)	7,278	6,789
Less current portion(1)	406	259

	$6,861	$6,530

(1)

The Company’s liability for asset retirement obligations is included in other liabilities in the consolidated balance sheets, net of the current obligations. The current portion is included in accrued expenses in the consolidated balance sheets.

NOTE H—INCOME TAXES

Income tax expense (benefit) consists of the following for the years ended December 31:

	2010	2009	2008
	(in thousands)
Current tax expense (benefit)	$(30)	$(33)	$26
Deferred tax expense (benefit)	(4,209)	—	(26,243)

	$(4,239)	$(33)	$(26,217)

Total income tax expense (benefit) differed from the amounts computed by applying the U.S. federal tax rate to earnings before income taxes as a result of the following for the years ended December 31:

	2010	2009	2008
U.S. statutory tax rate	34%	34%	34%
Statutory depletion	3	—	(4)
Change in valuation allowance	(37)	(33)	(17)
Other	3	(1)	4

Effective income tax rate	3%	—%	17%

Intangible development costs may be capitalized or expensed for income tax reporting purposes, whereas they are capitalized and amortized for financial statement purposes. Lease and well equipment and other property and equipment may be depreciated for income tax reporting purposes using accelerated methods and different lives. Other temporary differences include the effect of hedging transactions and stock based compensation awards. Deferred income taxes are provided on these temporary differences to the extent that income taxes which otherwise would have been payable are reduced. Deferred income tax assets are also available to offset future income taxes.

The following table sets forth the Company’s deferred tax assets and liabilities at December 31:

	2010	2009 (as adjusted)	2008 (as adjusted)
	(in thousands)
Deferred tax assets:
Federal net operating loss carryforwards	$71,911	$26,500	$13,132
Property and equipment	10,644	548	—
Statutory depletion carryforwards	5,723	2,245	3,588
Stock compensation expense	1,416	1,030	641
Derivative instruments	704	662	734
Oil and natural gas properties	56,992	60,089	23,059
Other	480	431	34
Valuation allowance on deferred tax assets not expected to be realized	(133,451)	(79,182)	(25,037)

Total	14,419	12,323	16,151

Deferred tax liabilities:
Property and equipment	—	—	(1,983)
Derivative instruments	(8,066)	(4,237)	(9,260)
Convertible debt and share lending agreement	(6,353)	(8,086)	(4,908)

Total	(14,419)	(12,323)	(16,151)

Net deferred tax asset (liability)	$—	$—	$—

The valuation allowance for deferred tax assets increased by $54.2 million in 2010. In determining the carrying value of a deferred tax asset, accounting standards provides for the weighing of evidence in estimating whether and how much of a deferred tax asset may be recoverable. As we have incurred net operating losses in 2010 and prior years, relevant accounting guidance suggest that cumulative losses in recent years constitute significant negative evidence, and that future expectations about income are insufficient to overcome a history of such losses. Therefore, with the before mentioned adjustment of $54.2 million, we continue to reduce the carrying value of our net deferred tax asset to zero for 2010, which has been the case in prior years. The valuation allowance has no impact on our net operating loss (“NOL”) position for tax purposes, and if we generate taxable income in future periods, we will be able to use our NOLs to offset taxes due at that time. The Company will continue to assess the valuation allowance against deferred tax assets considering all available evidence obtained in future reporting periods.

At December 31, 2010, the Company had federal net operating loss carryforwards of $211.5 million which will begin to expire in 2018 if unused. The Company’s federal net operating loss carryforward has an annual limitation under Internal Revenue Code Section 382. In addition, at December 31, 2010, the Company had tax percentage depletion carryforwards of approximately $16.8 million which are not subject to expiration.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and in various states. With few exceptions, the Company is no longer subject to U.S. federal or state income tax examinations by these tax authorities for years before and including 2006. We have not paid any significant interest or penalties associated with our income taxes, but classify both interest expense and penalties as part of our income tax expense.

NOTE I—COMMITMENTS AND CONTINGENCIES

The Company is party to various legal actions arising in the normal course of business. Matters that are probable of unfavorable outcome to the Company and which can be reasonably estimated are accrued. Such accruals are based on information known about the matters, the Company’s estimates of the outcomes of such matters, and its experience in contesting, litigating, and settling similar matters. None of the actions are believed by management to involve future amounts that would be material to the Company’s financial position or results of operations after consideration of recorded accruals.

The Company leases offices and certain equipment under operating leases and has contracts with a drilling contractor for the use of four rigs with 3 year terms. Additionally, in 2010, the Company entered into a firm transportation and a firm sales contract for various terms through 2020. Under these contracts, the Company is obligated to transport or sell minimum daily gas volumes, as calculated on a monthly basis, or pay for any deficiencies, at a set rate. The firm transportation contract for 50 Mmbtu per day commences with the completion of a pipeline which occurred in the first quarter of 2010. An additional sales contract was effective in September 2009 for 15 Mmbtu per day and increases through 2014 up to 100 Mmbtu per day. These commitments are not recorded in the accompanying consolidated balance sheets.

The following is schedule by year of these obligations and minimum lease payments at December 31, 2010:

Year	Operating Leases	Transportation	Drilling Contracts	Total
	(in thousands)
2011	$1,129	$6,043	$22,948	$30,120
2012	1,118	6,190	22,463	29,771
2013	802	6,349	1,153	8,304
2014	491	5,970	—	6,461
2015	555	5,668	—	6,223
Thereafter	662	22,672	—	23,334

Total	$4,757	$52,892	$46,564	$104,213

Rent expense on operating leases for the years ended December 31, 2010, 2009 and 2008 was $2.8 million, $1.4 million and $693,000, respectively.

NOTE J—STOCK COMPENSATION PLANS

We recognized $6.6 million, $4.6 million and $3.1 million of stock compensation expense for the years ending December 31, 2010, 2009 and 2008, respectively. These non-cash expenses are reflected as a component of the Company’s general and administrative expense. To the extent amortization of compensation costs relates to employees directly involved in exploration and development activities, such amounts are capitalized to oil and natural gas properties. Stock based compensation capitalized as part of oil & natural gas properties was $1.0 million and $1.2 million for the years ended December 31, 2010 and 2009.

2008 Long-Term Incentive Plan

In May 2008, the Board of Directors and shareholders adopted the 2008 Long-Term Incentive Plan (or “LTI Plan”) to retain and attract employees, consultants and directors, and to stimulate the active interest in the development and financial success of the Company. The LTI Plan provides for the grant of stock options, restricted stock awards, bonus stock awards, stock appreciation rights, performance units and performance bonuses, subject to certain conditions.

On June 17, 2010, the LTI Plan was amended. Under the terms of the amended LTI Plan, the aggregate number of shares of common stock available for awards may not exceed 1,750,000 shares. Of the shares available for issuance under the LTI Plan as of the amendment date of the LTI Plan, 750,000 could be granted as “incentive stock options” as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”).

2000 Stock Option Plan

In October 2000, the Board of Directors and shareholders adopted the GMX Resources Inc. Stock Option Plan (the “2000 Option Plan”). Under the 2000 Option Plan, the Company may grant both stock options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and options which are not qualified as incentive stock options.

The maximum number of shares of common stock issuable under the 2000 Option Plan, as amended in May 2007, is 850,000, subject to appropriate adjustment in the event of reorganization, stock split, stock dividend, reclassification or other change affecting the Company’s common stock. All officers, employees and directors are eligible to receive awards under the 2000 Option Plan. The exercise price of options granted is not less than 100% of the fair market value of the shares on the date of grant. Options granted become exercisable as the Board of Directors may determine in connection with the grant of each option. In addition, the Board of Directors may at any time accelerate the date that any option granted becomes exercisable. Stock options generally vest over four years and have a 10-year contractual term. 25,698 options were accelerated in vesting during 2010 as a result of agreements with terminated employees. There have been no options for which vesting was accelerated in 2009 and 2008.

The 2000 Option Plan terminated on October 30, 2010, and no options will be granted pursuant to this plan except with respect to awards then outstanding.

Stock Options

The following table provides information related to stock option activity under the 2000 Option Plan for the years ended December 31, 2008, 2009 and 2010:

	Number of shares underlying options	Weighted average exercise price per share	Aggregate intrinsic value(1) (in thousands)	Weighted average grant date fair value per share
Outstanding as of December 31, 2007	574,500	$28.86
Granted	100,000	25.84		$25.84
Exercised	(73,450)	13.34	$2,396
Forfeited	(18,000)	33.41

Outstanding as of December 31, 2008	583,050	30.16
Exercised	(750)	6.10	$3
Forfeited	(5,500)	33.95

Outstanding as of December 31, 2009	576,800	30.16
Granted	48,001	6.34		$4.36
Forfeited	(48,750)	32.84

Outstanding as of December 31, 2010	576,051	$27.93	$—

Exercisable as of December 31, 2010	446,050	$29.11	$—

(1)	The intrinsic value is the amount by which the market value of the underlying stock exceeds the exercise price.

The weighted-average remaining contractual life of outstanding and exercisable options at December 31, 2010 was 5.18 and 4.10 years, respectively. As of December 31, 2010 there was $649,186 of total unrecognized compensation costs related to non-vested stock options granted under the Company’s stock option plan. That cost is expected to be recognized over a weighted average period of 1.2 years.

The fair value of each stock award is estimated on the date of grant using the Black-Scholes option pricing model. Assumptions used in the valuation are disclosed in the following table:

	2010	2009	2008
Expected volatility	77.2%	—	41.3%
Expected dividend yields	0%	—	0%
Expected term (in years)	6.25	—	4
Risk free rate	2.2%	—	2.7%

The Company estimated volatility is based on the historical volatility of the Company’s common stock. The risk free interest rate is based on the U. S. Treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield is based on the Company’s current dividend yield and the best estimate of projected dividend yield for future periods within the expected life of the option.

Restricted Stock

In July 2008, the Company began issuing restricted stock awards to its officers, independent directors, consultants and certain employees under the LTI Plan. The holders of these shares have all the rights and privileges of owning the shares (including voting rights) except that the holders are not entitled to delivery of a portion thereof until certain passage of time requirements are met. With respect to the restricted stock granted to officers, consultants, and employees of the Company, the shares generally vest over a 3 or 4 year period. With respect to restricted shares issued to the Company’s independent board members, the shares vest over a two year period. The fair value of the awards issued is determined based on the fair market value of the shares on the date of grant. The value is amortized over the vesting period. In 2010, 74,799 restricted shares accelerated vesting as a result of termination agreements with employees.

A summary of the status of our unvested shares of restricted stock and the changes for the years ending December 31, 2008, 2009 and 2010 is presented below:

	Number of unvested restricted shares	Weighted average grant- date fair value per share
Unvested shares as of January 1, 2008	—	$—
Granted	79,347	$74.11
Vested	(16,521)	$76.65
Forfeited	(98)	$76.73

Unvested shares as of December 31, 2008	62,728	$73.44
Granted	542,847	$18.55
Vested	(23,574)	$70.38
Forfeited	(1,471)	$29.00

Unvested shares as of December 31, 2009	580,530	$22.35
Granted	359,385	$6.34
Vested	(220,016)	$24.21
Forfeited	(27,903)	$23.11

Unvested shares as of December 31, 2010	691,996	$13.47

As of December 31, 2010, there was $9.3 million of unrecognized compensation expense related to non-vested restricted stock grants. This unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.3 years.

The vesting of certain restricted stock grants results in state and federal income tax benefits related to the difference between the market price of the common stock at the date of vesting and the date of grant. During the years ended December 31, 2010 and 2009, we did not recognize excess tax benefits related to the vesting of restricted stock due to the market price of the common stock at the date of grant exceeding the market price at the vesting date.

401(k) Plan

The GMX Resources Inc. 401(k) Plan was adopted April 15, 2001. The plan is a qualified retirement plan under the Internal Revenue Code. All employees are eligible who have attained age 21. GMX matches the employee contributions up to 5% of the employee’s gross wages. The Company contributed $449,000, $281,000 and $448,000 in 2010, 2009 and 2008, respectively.

NOTE K—CAPITAL STOCK

In July 2008, GMX completed an offering of 2,000,000 shares of its common stock for $70.50 per share. Net proceeds to the Company were approximately $134.0 million. The Company repaid outstanding indebtedness under its revolving bank credit facility. The balance of the net proceeds were used to fund the development of oil and natural gas properties, acquisitions of additional oil and natural gas properties and for general corporate purposes.

In May 2009, GMX completed an offering of 5,750,000 shares of its common stock for $12.00 per share. Net proceeds to the Company were $65.3 million. The Company used the net proceeds from this offering to repay outstanding indebtedness under its revolving bank credit facility.

In October 2009, GMX completed an offering of 6,950,000 shares of its common stock at $15.00 per share. Net proceeds to the Company were approximately $98.8 million. The Company used the net proceeds from this offering, along with the proceeds from the concurrent issuance of the 4.50% Convertible Notes, to repay the outstanding indebtedness under its revolving bank credit facility and to repay all of its outstanding senior subordinated secured notes, and for general corporate purposes.

As mentioned in “Note F—Long-Term Debt,” in December, 2010, the Company converted $2.25 million of the 5.00% Convertible Notes for a combined total of 380,250 shares of the Company’s common stock.

In August 2006, GMX sold 2,000,000 shares of 9.25% Series B Cumulative Preferred Stock at $25.00 per share in a public offering, resulting in a total offering of $50 million. The net proceeds of $47.1 million from the sale of preferred stock were used to fund the drilling and development of the Company’s East Texas properties and for other general corporate purposes.

In December 2010, GMX sold 41,169 shares of the Series B Cumulative Preferred stock in connection with a continuing “at-the-market” offering.

The annual dividends on each share of Series B Cumulative Preferred Stock are $2.3125 and is payable quarterly when, as and if declared by GMX, in cash (subject to specified exceptions), in arrears to holders of record as of the dividend payment record date, on or about the last calendar day of each March, June, September and December.

The Series B Cumulative Preferred Stock is not convertible into the GMX’s common stock and can be redeemed at the Company’s option after September 30, 2011 at $25.00 per share. The Series B Cumulative Preferred Stock will be required to be redeemed prior to September 30, 2011 at specified redemption prices and thereafter at $25.00 per share in the event of a change of ownership or control of GMX if the acquirer is not a public company meeting certain financial criteria.

NOTE L—OIL AND NATURAL GAS OPERATIONS

Costs incurred in oil and natural gas property acquisitions, exploration, and development activities are as follows for the years ended December 31:

	2010	2009	2008
	(in thousands)
Development and exploration costs:
Development drilling	$7,788	$14,202	$183,081
Exploratory drilling	164,355	116,250	15,943
Tubular and other drilling inventories	3,167	1,697	39,773
Asset retirement obligation	706	565	2,407

	176,016	132,714	241,204
Acquisition:
Proved	3,884	6,881	23,246
Unproved(1)	8,149	11,450	26,236

	12,033	18,331	49,482

Total	$188,049	$151,045	$290,686

(1)	Includes $2.6 million, $1.8 million and $361,000 of capitalized interest for the years ended December 31, 2010, 2009 and 2008, respectively.

Costs excluded from amortization are as follows at December 31:

	2010	2009
	(in thousands)
Unproved property acquisition	$37,006	$33,122
Exploratory drilling	2,688	6,667

	$39,694	$39,789

Unproved property acquisition costs include costs to acquire new leasehold, unevaluated leaseholds, and capitalized interest. Of the $37.0 million of unproved property costs at December 31, 2010 being excluded from the amortization base, $8.1 million, $11.5 million and $21.0 million were incurred in 2010, 2009, and 2008, respectively. Subject to industry conditions, evaluation of most of these properties and the inclusion of their costs in the amortized capital costs is expected to be completed within three years.

The average DD&A rate per equivalent unit of production was $1.88, $1.76 and 2.08 for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE M—SUPPLEMENTAL INFORMATION ON OIL AND NATURAL GAS OPERATIONS (UNAUDITED)

In December 2008, the SEC issued its final rule, Modernization of Oil and Gas Reporting, which is effective for reporting 2009 and 2010 reserve information. In January 2010, the FASB issued its authoritative guidance on extractive activities for oil and gas to align its requirements with the SEC’s final rule. We adopted the guidance as of December 31, 2009 in conjunction with our year-end reserve report as a change in accounting principle that is inseparable from a change in accounting estimate. Under the SEC’s final rule, reserves recorded for the year ended December 31, 2008 were not restated. The primary impacts in 2009 of the SEC’s final rule included:

•	the use of the 2009 twelve-month average of the first-day-of-the-month reference prices (prior to adjustment for location and quality differentials) of $61.18 per Bbl for oil and $3.87 per MMBtu for

natural gas compared to the year-end 2009 reference prices (prior to adjustment for location and quality differentials) of $79.36 per Bbl for oil and $5.79 per MMBtu for natural gas resulted in negative revisions of 16 Bcfe;

•	certain of our undeveloped locations are not scheduled to be developed within five years of December 31, 2009, had the impact of reducing our proved undeveloped reserves by 25 Bcfe; and

•	applying the same pricing methodology that was in effect for 2008 in 2009 would have resulted in the recognition of an additional 99 Bcfe in reserves at December 31, 2009.

In addition to the 2009 pricing discussed above, the twelve month average of the first-day-of-the-month reference prices (prior to adjustment for location and quality differentials) for 2010 were $79.43 per Bbl for oil and $4.38 per MMBtu for natural gas. For 2008, prior to the SEC issuing its final rule, the reference price was $44.60 per Bbl for oil and $5.71 per MMBtu for natural gas.

All of our reserves were located in the United States. Our reserves were based upon reserve reports prepared by the independent petroleum engineers of MHA Petroleum Consultants, Inc. (“MHA”) and DeGolyer and MacNaughton (“D&M”). Management believes the reserve estimates presented herein, in accordance with generally accepted engineering and evaluation principles consistently applied, are reasonable. However, there are numerous uncertainties inherent in estimating quantities and values of proved reserves and in projecting future rates of production and the amount and timing of development expenditures, including many factors beyond our control. Reserve engineering is a subjective process of estimating the recovery from underground accumulations of oil and gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Because all reserve estimates are to some degree speculative, the quantities of oil and gas that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures and future oil and gas sales prices may all differ from those assumed in these estimates. In addition, different reserve engineers may make different estimates of reserve quantities and cash flows based upon the same available data.

Therefore, the Standardized Measure shown below represents estimates only and should not be construed as the current market value of the estimated oil and gas reserves attributable to our properties. In this regard, the information set forth in the following tables includes revisions of reserve estimates attributable to proved properties included in the preceding year’s estimates. Such revisions reflect additional information from subsequent development activities, production history of the properties involved and any adjustments in the projected economic life of such properties resulting from changes in product prices. Decreases in the prices of oil and natural gas have had, and could have in the future, an adverse effect on the carrying value of our proved reserves, reserve volumes and our revenues, profitability and cash flow.

As of December 31, 2010, our reserves shown are net wellhead volumes that have been reduced for lease use volumes (volumes that are consumed or lost between the wellhead and the point of custody transfer). Prior to December 31, 2010, wellhead volumes had not been reduced for lease use volumes which were estimated to be 11% and 10% of ending proved reserves as of December 31, 2009 and 2008, respectively. Historically, the Company had reduced the natural gas price used in determining future cash inflows to compensate for lease use volumes and in determining net realized price.

Estimated Quantities of Oil and Natural Gas

The following table sets forth certain data pertaining to our proved, proved developed and proved undeveloped reserves for the three years ended December 31, 2010.

	OIL (MBBLS)	GAS (MMCF)
December 31, 2008
Proved reserves, beginning of period	4,693	406,342
Extensions, discoveries, and other additions	1,613	132,434
Production	(190)	(11,777)
Revisions of previous estimates	(1,112)	(91,678)

Proved reserves, end of period	5,004	435,321

December 31, 2009
Proved reserves, beginning of period	5,004	435,321
Extensions, discoveries, and other additions	38	25,672
Production	(119)	(12,908)
Revisions of previous estimates	(1,244)	(114,873)

Proved reserves, end of period	3,679	333,212

December 31, 2010
Proved reserves, beginning of period	3,679	333,212
Extensions, discoveries, and other additions	—	232,629
Production	(95)	(16,901)
Revisions of previous estimates	(2,363)	(236,991)

Proved reserves, end of period	1,221	311,949

Proved Developed Reserves
December 31, 2007	1,776	144,164
December 31, 2008	1,920	150,585
December 31, 2009	1,439	124,611
December 31, 2010	1,221	157,027
Proved Undeveloped Reserves
December 31, 2007	2,917	262,178
December 31, 2008	3,084	284,736
December 31, 2009	2,240	208,601
December 31, 2010	—	154,922

Revisions of Previous Estimates

In 2010, we had negative revisions of 251 Bcfe, which was primarily the result of all of our Cotton Valley Sands undeveloped locations being removed for adherence with the SEC 5-year guideline for booking our proved reserves, resulting in a negative revision of 219.6 Bcfe. In addition to the Cotton Valley Sands undeveloped locations, the Company also had negative revisions of 10.2 Bcfe related to individual well production history and 16.2 Bcfe related to reporting reserves at net well head volumes.

In 2009, we had negative revisions of 122 Bcfe. Certain of our Cotton Valley Sands undeveloped locations are scheduled for development beyond five years and were excluded from our proved reserves, resulting in a negative revision of 53 Bcfe. The proved reserves for Cotton Valley Sands producers were reduced by 53 Bcfe based on individual well production history. Negative revisions of 16 Bcfe were related to lower natural gas prices as declines in prices result in certain reserves becoming uneconomic at earlier periods.

In 2008, we had a total of 98 Bcfe of negative revisions primarily related to the significant decline in oil and natural gas prices at December 31, 2008 as declines in prices result in certain reserves becoming uneconomic at earlier periods.

Extensions, Discoveries and Other Additions

In 2010, we had a total of 233 Bcfe of extensions and discoveries in the Haynesville Shale resulting from successful drilling during 2010 that extended and developed the proved acreage.

In 2009, we had a total of 25 Bcfe of extensions and discoveries, including 22 Bcfe in the Haynesville Shale resulting from successful drilling during 2009 that extended and developed the proved acreage.

In 2008, the increases in proved reserves from extensions and discoveries is the direct result of additional drilling on our acreage in the Cotton Valley Sands formation.

Standardized measure of discounted future net cash flows

The Standardized Measure of discounted future net cash flows (discounted at 10%) from production of proved reserves was developed as follows:

•	An estimate was made of the quantity of proved reserves and the future periods in which they are expected to be produced based on year-end economic conditions.

•

In accordance with SEC guidelines, the engineers’ estimates of future net revenues from our proved properties and the present value thereof for 2009 and 2010 are made using the twelve-month average of the first-day-of-the-month reference prices as adjusted for location and quality differentials. 2008 estimates were not required to be restated and reflect previously disclosed estimates using year-end prices. These prices are held constant throughout the life of the properties. Oil and natural gas prices are adjusted for each lease for quality, contractual agreements, and regional price variations.

•

The future gross revenue streams were reduced by estimated future operating costs (including production and ad valorem taxes) and future development and abandonment costs, all of which were based on current costs in effect at December 31 of the year presented and held constant throughout the life of the properties.

•

Future income taxes were calculated by applying the statutory federal and state income tax rate to pre-tax future net cash flows, net of the tax basis of the properties involved and utilization of available tax carryforwards related to oil and gas operations.

The following summary sets forth the Company’s future net cash flows relating to proved oil and natural gas reserves based on the standardized measure as of December 31:

	2010	2009	2008
	(in thousands)
Future cash inflows	$1,381,031	$1,540,047	$2,586,574
Future production costs	(401,387)	(591,102)	(1,014,500)
Future development costs	(286,897)	(323,246)	(559,777)
Future income tax provisions	—	—	(187,084)

Net future cash inflows	692,747	625,699	825,213
Less effect of a 10% discount factor	(442,857)	(437,121)	(596,420)

Standardized measure of discounted future net cash flows	$249,890	$188,578	$228,793

Principal changes in the standardized measure of discounted future net cash flows attributable to the Company’s proved reserves are as follows at December 31:

	2010	2009	2008
	(in thousands)
Standardized measure, beginning of year	$188,578	$228,793	$427,730
Sales of oil and natural gas, net of production costs	(62,847)	(45,233)	(110,375)
Net changes in prices and production costs	164,062	(135,218)	(255,999)
Change in estimated future development costs	300,915	76,929	96,063
Extensions and discoveries, net of future development costs	113,367	60,206	49,551
Previously estimated development cost incurred	5,761	143,316	120,028
Revisions of quantity estimates	(260,272)	(82,836)	(106,288)
Accretion of discount	68,045	83,475	164,367
Changes in timing of production and other	(267,719)	(192,723)	(269,525)
Net changes in income taxes	—	51,869	113,241

Standardized measure, end of year	$249,890	$188,578	$228,793

NOTE N—QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized unaudited quarterly financial data for 2010 and 2009 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)
2010
Oil and gas sales	$21,300	$23,213	$24,833	$27,177
Income (loss) before income taxes(1)	(504)	1,167	1,570	(144,763)
Net income (loss)(1)	5,284	(1,202)	4,504	(146,878)
Net income applicable (loss) to GMX Common Shareholders(1)	3,815	(2,977)	2,168	(149,045)
Basic earnings (loss) per share(2)	0.14	(0.11)	0.08	(5.27)
Diluted earnings (loss) per share(2)	0.14	(0.11)	0.08	(5.27)

	First Quarter (as adjusted)(3)	Second Quarter (as adjusted)(3)	Third Quarter (as adjusted)(3)	Fourth Quarter (as adjusted)(3)
	(in thousands, except per share data)
2009
Oil and gas sales	$22,826	$22,837	$23,075	$25,556
Income (loss) before income taxes(1)	(134,430)	2,737	1,687	(51,114)
Net income (loss)(1)	(132,002)	(216)	(1,381)	(47,487)
Net income (loss) applicable to GMX Common Shareholders(1)	(133,158)	(1,373)	(2,537)	(48,816)
Basic earnings (loss) per share(2)	(8.67)	(0.08)	(0.12)	(1.88)
Diluted earnings (loss) per share(2)	(8.67)	(0.08)	(0.12)	(1.88)

(1)

Includes impairment charges on our oil and natural gas properties due to a ceiling test write-down of $138.1 million, $50.1 million and $132.8 million for the first quarter 2009 fourth quarter 2009 and fourth quarter 2010, respectively. In addition, the fourth quarter 2010 loss includes $10.9 million in impairment related to assets classified as held for sale (see Note D).

(2)	The sum of the per share amounts per quarter does not equal the per share amount for the year due to the changes in the average number of common shares outstanding.
(3)	Amounts adjusted for adoption of new issued accounting standards related to the adoption of ASU 2009-15. See “Note B—share Lending Agreement and Adoption of ASU 2009-15.”

NOTE O—SUBSEQUENT EVENTS

Undeveloped Leasehold Acquisitions:

In January 2011, the Company entered into five transactions to purchase undeveloped leasehold located in the Williston Basin in North Dakota/Montana, targeting the Bakken/Sanish-Three Forks Formation, as well as in the oil window of the DJ Basin in Wyoming, targeting the emerging Niobrara Formation. A summary of the transactions are as follows:

•

Niobrara acquisition—an agreement to purchase all of the working interest and an 80% net revenue interest in approximately 30,834 undeveloped acres of oil and gas leases located in the Niobrara basin in Wyoming for approximately $27.8 million, including commissions. The Company closed the transaction relating to these properties on February 14, 2011. Pursuant to our agreements with the seller, the seller has the option to reacquire 50% of the working interest acquired by us in these properties at the same purchase price paid by us within three months following the closing of this transaction.

•

Bakken acquisition-Retamco—a purchase and sale agreement, entered into on January 13, 2011, relating to the acquisition by the Company of all of the working interest and an 80% net revenue interest in approximately 17,797 undeveloped net acres of oil and gas leases located in the Bakken formation in Montana and North Dakota. Pursuant to this agreement, as partial consideration for the oil and gas leases, we issued to the seller, Retamco Operating, Inc., at the closing of this transaction on February 28, 2011 2,268,971 shares of common stock and approximately $4.2 million in cash. At the closing, the Company also entered into a registration rights agreement with this seller relating to the resale of the shares of common stock received in this transaction.

•

Niobrara acquisition-Retamco—a separate purchase and sale agreement with Retamco Operating, Inc. relating to the acquisition by the Company of all of the working interest and an 80% net revenue interest in approximately 9,809 undeveloped net acres of oil and gas leases located in the Niobrara basin in Wyoming. The purchase price for this transaction is approximately $24.0 million in cash. The transaction remains subject to customary title diligence and purchase price adjustments for title defects. We expect to close the transaction relating to these properties on or prior to April 30, 2011. The closing of the transaction for these properties is not conditioned on the closing of the transaction relating to the seller’s Bakken formation properties.

•

Bakken acquisitions-Arkoma Bakken and other parties—a purchase and sale agreement, dated as of January 24, 2011, and a letter of intent, with Arkoma Bakken, LLC and other sellers with respect to undeveloped acreage located in the Bakken formation in North Dakota. These agreements provide for consideration payable in cash and in our common stock. The stock consideration will be based on a volume weighted average closing price of our common stock on the NYSE during the 15 trading days immediately prior to and including the date three trading days prior to the closing date; provided in the event such calculated price is less than $5.50, the price used will be $5.50, and in the event such calculated price is more than $6.50, the price used will be $6.50. The first purchase and sale agreement relates to the acquisition by us an undivided 87.5% of the sellers’ working interest and an 82.5% net revenue interest in approximately 7,613 undeveloped acres located in McKenzie and Dunn Counties, North Dakota (with the acquired interest representing 6,661 net acres). The aggregate purchase price for these properties is approximately $31.3 million of which approximately one-third will be paid in cash. Based on stock consideration of $20,895,423, the stock consideration would be between 3,799,168 shares (based on a value of $5.50 per share) and 3,214,681 shares (based on a value of $6.50 per share) of our common stock. The letter of intent and proposed second purchase and sale agreement relates to the acquisition of 87.5% working interest and an 80% net revenue interest in approximately 1,862 net acres in Williams County, North Dakota (with the acquired interest representing 1,629 net acres). The aggregate purchase price for these properties is currently expected to be approximately $7.3 million. Based on stock consideration of $3,828,388, the stock consideration would be between 696,071 shares of our common stock (based on a value of $5.50 per share) and 588,983 shares (based on a value of $6.50 per share). In addition to the execution of a definitive agreement for the second transaction for 1,629 net acres, the transactions remain subject to customary title diligence and purchase price adjustments for title defects, as well as other diligence. The Company expects to close the transaction relating to these properties under the first purchase and sale agreement on or before April 30, 2011. At each closing, the Company will enter into a participation agreement with a joint operating agreement designating the Company as the operator of these properties. The Company has also agreed, or will agree, to enter into a registration rights agreement with these sellers at closing relating to the resale of the shares of common stock received in this transaction. However, these sellers will agree not to sell the shares of common stock received by them for six months following the closing of these transactions.

Sale of Common Stock:

In February 2011, GMX completed an offering of 21,075,000 shares of its common stock at a price of $4.75 per share, The net proceeds to the Company were $93.6 million after underwriters’ fees. The Underwriters exercised an option to purchase an additional 1,098,518 shares from GMX that increased the net proceeds by $4.9 million after Underwriters’ fees. The Company expects to use the net proceeds, together with proceeds from a concurrent private placement of senior notes, to fund an offer to purchase up to $50.0 million of its 5.00% convertible senior notes due 2013, (ii) to repay the current outstanding balance under its secured revolving credit facility, (iii) to fund the cash portion of the purchase price of the above acquisitions of undeveloped oil and gas leases for approximately $69.5 million (assumes seller in the Niobrara acquisition above does not exercise the option to reacquire a 50% working interest in the acreage), (iv) to fund its exploration and development program and (v) for other general corporate purposes.

Issuance and Sale of Notes:

On February 9, 2011, the Company successfully completed the issuance and sale of $200,000,000 aggregate principal amount of 11.375% Senior Notes due 2019 (the “Senior Notes”). The Senior Notes are jointly and severally, and unconditionally, guaranteed (the “Guarantees”) on a senior unsecured basis initially by two of our wholly-owned subsidiaries, and all of our future subsidiaries other than immaterial subsidiaries (such guarantors, the “Guarantors”). The Senior Notes and the Guarantees were issued pursuant to an indenture dated as of February 9, 2011 (the “Indenture”), by and among the Company, the Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee (the “Trustee”).

Interest on the Senior Notes will accrue from and including February 9, 2011 at a rate of 11.375% per year. Interest on the Senior Notes is payable semi-annually in arrears on February 15 and August 15 of each year, commencing on August 15, 2011. The Senior Notes mature on February 15, 2019.

The Indenture contains covenants that, among other things, limit the Company’s ability and the ability of certain of its subsidiaries to:

•	incur additional indebtedness;

•	issue preferred stock;

•	pay dividends or repurchase or redeem capital stock;

•	make certain investments;

•	incur liens;

•	enter into certain types of transactions with its affiliates;

•	limit dividends or other payments by the Company’s restricted subsidiaries to the Company; and

•	sell assets, or consolidate or merge with or into other companies.

These limitations are subject to a number of important exceptions and qualifications.

Upon an Event of Default (as defined in the Indenture), the Trustee or the holders of at least 25% in aggregate principal amount of the Senior Notes then outstanding may declare the entire principal of all the Notes to be due and payable immediately.

At any time on or prior to February 15, 2014, the Company may, at our option, redeem up to 35% of the Senior Notes, including additional notes, with the proceeds of certain public offerings of our common stock at a price of 111.375% of their principal amount plus accrued interest, provided that: (i) at least 65% of the aggregate principal amount of the notes originally issued remains outstanding after the redemption; and (ii) the redemption occurs within 90 days after the closing of the related public offering.

At any time on or prior to February 15, 2015, the Company may, at its option, redeem the Senior Notes at a redemption price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium.

On or after February 15, 2015, the Company may, at its option, redeem some or all of the Senior Notes at any time at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date:

Year	Percentage
2015	108.531%
2016	105.688%
2017	102.844%
2018 and thereafter	100.000%

If the Company experiences certain kinds of changes of control, holders of the Senior Notes will be entitled to require us to purchase all or a portion of the Senior Notes at 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

The purchase price for the Senior Notes and Guarantees was 96.833% of their principal amount. The net proceeds from the issuance of the Notes were approximately $187.2 million after discounts and underwriters’ fees. The Company intends to use the net proceeds of this offering (i) to fund an offer to purchase up to $50.0 million of our 5.00% convertible senior notes due 2013, (ii) to repay the current outstanding balance under its secured revolving credit facility, (iii) to fund the cash portion of the purchase price of pending acquisitions of undeveloped oil and gas leases for approximately $69.5 million, (iv) to fund the Company’s exploration and development program and (v) for other general corporate purposes.

Amended Loan Agreement:

On February 2, 2011, the Company entered into a Fifth Amended and Restated Loan Agreement among the Company, as borrower, Capital One, National Association, as administrative agent, arranger and bookrunner, BNP Paribas, as syndication agent, and the lenders named therein (the “Restated Loan Agreement”). The Restated Loan Agreement became effective after specified conditions had been satisfied, as amended on February 3, 2011, including (i) the completion of an equity offering of at least $75.0 million of common stock and an offering of senior unsecured notes in a principal amount of at least $175.0 million, on terms specified, in each case on or before February 28, 2011, (ii) the deposit of at least $50.0 million of the proceeds from the common stock and senior unsecured notes offerings in a restricted account with the agent on or before the closing date, for use solely for the purpose of retiring a portion of the Company’s convertible senior notes due 2013, such that the principal of such notes will be no more than $75.0 million within 45 days after the effective date of the Restated Loan Agreement (with such restricted account and remaining funds continuing as collateral under the Restated Loan Agreement if such debt is not retired to such outstanding balance at such time), and (iii) no advances, unpaid fees or other borrowings are outstanding under the prior loan agreement, excluding letters of credit that will be transferred to be outstanding under the Restated Loan Agreement. The Restated Loan Agreement will terminate automatically if these conditions are not satisfied by February 28, 2011.

The Restated Loan Agreement will mature on January 1, 2013; provided, that if our 5.0% convertible senior notes due 2013 have been repurchased and no longer remain outstanding, the maturity date will be extended automatically to December 31, 2013 assuming we are in compliance with all covenants under the amended secured revolving credit facility.

The Restated Loan Agreement provides for a line of credit of up to $100.0 million (the “commitment”), subject to a borrowing base (“borrowing base”). The initial borrowing base availability under the Restated Loan Agreement is $60.0 million. The amount of loans available at any one time under the Restated Loan Agreement is the lesser of the borrowing base or the amount of the commitment. The borrowing base will be subject to semi-annual redeterminations (approximately April 1 and October 1) during the term of the loan, commencing October 1, 2011, and is based on evaluations of our oil and gas reserves. The Restated Loan Agreement includes a letter of credit sublimit of up to $10.0 million.

The loans under our Restated Loan Agreement bear interest at a rate elected by the Company which is based on the prime rate, LIBOR or federal funds rate plus margins ranging from 1% to 3.50% depending on the base rate used and the amount of loans outstanding in relation to the borrowing base. We may voluntarily prepay the loans without premium or penalty. If and to the extent the loans outstanding exceed the most recently determined borrowing base, the loan excess will be mandatorily prepayable within 90 days after notice. Otherwise, any unpaid principal or interest will be due and payable at maturity. The Company is obligated to pay a facility fee equal to 0.5% per annum of the unused portion of the borrowing base, payable quarterly in arrears beginning March 31, 2011.

Loans under Restated Loan Agreement are secured by a first priority mortgage on substantially all of our oil and natural gas properties, a pledge on the Company’s ownership of equity interests in its subsidiaries, a guaranty from Endeavor Pipeline Inc. and any future subsidiaries of the Company and a security interest in certain of our and the guarantors’ assets.

NOTE P—CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The Company provides condensed consolidating financial information for its subsidiaries that are guarantors of its registered debt. The subsidiary guarantors are wholly owned and have, jointly and severally, unconditionally guaranteed on an unsecured basis the Company’s 11.375% Senor Notes. The subsidiary guarantees (i) rank equally in right of payment with all of the existing and future senior debt of the subsidiary guarantors; (ii) rank senior to all of the existing and future subordinated debt of the subsidiary guarantors; (iii) are effectively subordinated in right of payment to any existing or future secured obligations of the subsidiary guarantors to the extent of the value of the assets securing such obligations; and (iv) are structurally subordinated to all debt and other obligations of the subsidiaries of the guarantors who are not themselves guarantors. The Company’s subsidiary guarantors guarantee payments of principal and interest under the Company’s registered notes. The Company has not presented separate financial and narrative information for each of the subsidiary guarantors because it believes that such financial and narrative information would not provide any additional information that would be material in evaluating the sufficiency of the guarantees.

The following condensed consolidating financial information represents the financial information of GMX Resources Inc., its wholly owned subsidiary guarantors and its non-guarantor subsidiary, prepared on the equity basis of accounting. The non-guarantor subsidiary is included in the non-guarantor column in the tables below. The financial information may not necessarily be indicative of the financial position, results of operations or cash flows had the subsidiary guarantors operated as independent entities.

Condensed Consolidating Balance Sheets

	December 31, 2010
	Parent	Guarantors	Non-Guarantor	Eliminations	Consolidated
	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,468	$564	$325	$—	$2,357
Accounts receivable—interest owners	5,338	—	1	—	5,339
Accounts receivable—oil and natural gas revenues	6,463	366	—	—	6,829
Accounts receivable—intercompany	15,450	4,195	1,786	(21,431)	—
Derivative instruments	19,486	—	—	—	19,486
Inventories	326	—	—	—	326
Prepaid expenses and deposits	5,532	149	86	—	5,767
Assets held for sale	1,085	16,817	8,716	—	26,618

Total current assets	55,148	22,091	10,914	(21,431)	66,722
OIL AND NATURAL GAS PROPERTIES, BASED ON THE FULL COST METHOD
Properties being amortized	937,858	713	130	—	938,701
Properties not subject to amortization	39,694	—	—	—	39,694
Less accumulated depreciation, depletion and impairment	(630,632)	—	—	—	(630,632)

	346,920	713	130	—	347,763
PROPERTY AND EQUIPMENT, AT COST, NET	15,879	5,518	47,640	—	69,037
DERIVATIVE INSTRUMENTS	17,484	—	—	—	17,484
OTHER ASSETS	6,084	—	—	—	6,084
INVESTMENT IN SUBSIDIARIES	48,773	—	—	(48,773)	—

TOTAL ASSETS	$490,288	$28,322	$58,684	$(70,204)	$507,090

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$24,635	$—	$284	$—	24,919
Accounts payable—intercompany	5,533	15,331	567	(21,431)	—
Accrued expenses	32,796	116	136		33,048
Accrued interest	3,317	—	—	—	3,317
Revenue distribution payable	4,839	—	—	—	4,839
Current maturities of long-term debt	26	—	—	—	26

Total current liabilities	71,146	15,447	987	(21,431)	66,149
LONG-TERM DEBT, LESS CURRENT MATURITIES	284,943	—	—	—	284,943
DEFERRED PREMIUMS ON DERIVATIVE INSTRUMENTS	10,622	—	—	—	10,622
OTHER LIABILITIES	7,157	—	—	—	7,157
EQUITY
Total GMX equity	116,420	12,875	57,697	(70,572)	116,420
Noncontrolling interest	—	—	—	21,799	21,799

TOTAL LIABILITIES AND EQUITY	$490,288	$28,322	$58,684	$(70,204)	$507,090

	December 31, 2009
	Parent	Guarantors	Non-Guarantor	Eliminations	Consolidated
	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$31,573	$3,884	$97	$—	$35,554
Accounts receivable—interest owners	1,118	115	—	—	1,233
Accounts receivable—oil and natural gas revenues	9,331	9	—	—	9,340
Accounts receivable—intercompany	14,684	2,206	1,022	(17,912)	—
Derivative instruments	12,252	—	—	—	12,252
Inventories	326	—	—	—	326
Prepaid expenses and deposits	4,232	182	92	—	4,506
Assets held for sale	—	—	—	—	—

Total current assets	73,516	6,396	1,211	(17,912)	63,211
OIL AND NATURAL GAS PROPERTIES, BASED ON THE FULL COST METHOD
Properties being amortized	756,376	28	8	—	756,412
Properties not subject to amortization	39,789	—	—	—	39,789
Less accumulated depreciation, depletion and impairment	(464,872)	—	—	—	(464,872)

	331,293	28	8	—	331,329
PROPERTY AND EQUIPMENT, AT COST, NET	12,175	28,690	60,890	—	101,755
DERIVATIVE INSTRUMENTS	17,292	—	—	—	17,292
OTHER ASSETS	8,484	—	—	—	8,484
INVESTMENT IN SUBSIDIARIES	59,094	—		(59,094)	—

TOTAL ASSETS	$501,854	$35,114	$62,109	$(77,006)	$522,071

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$18,748	$57	$375	$—	19,180
Accounts payable—intercompany	3,018	14,518	376	(17,912)	—
Accrued expenses	12,185	578	144		12,907
Accrued interest	3,361	—	—	—	3,361
Revenue distribution payable	4,434	—	—	—	4,434
Short-term derivative instruments	—	—	—	—	—
Current maturities of long-term debt	48	—	—	—	48

Total current liabilities	41,794	15,153	895	(17,912)	39,930
LONG-TERM DEBT, LESS CURRENT MATURITIES	190,230	—	—	—	190,230
DEFERRED PREMIUMS ON DERIVATIVE INSTRUMENTS	16,299	—	—	—	16,299
OTHER LIABILITIES	7,151	—	—	—	7,151
EQUITY
Total GMX (deficit) equity	246,380	19,961	61,214	(81,175)	246,380
Noncontrolling interest	—	—	—	22,081	22,081

TOTAL LIABILITIES AND EQUITY	$501,854	$35,114	$62,109	$(77,006)	$522,071

Condensed Consolidating Statements of Operations

	Parent	Guarantors	Non-Guarantor	Eliminations	Consolidated
	(In thousands)
Year Ended December 31, 2010
TOTAL REVENUES	$95,108	$2,164	$8,473	$(9,222)	$96,523
COSTS AND EXPENSES
Lease operating	14,850	2,540	1,831	(8,570)	10,651
Production and severance taxes	743	—	—	—	743
Depreciation, depletion and amortization	34,958	736	2,367	—	38,061
Impairment of natural gas and oil properties and other fixed assets	132,893	4,414	6,405	—	143,712
General and administrative	25,851	1,540	380	(652)	27,119

Total expenses	209,295	9,230	10,983	(9,222)	220,286
Income (loss) from operations	(114,187)	(7,066)	(2,510)	—	(123,763)
NON-OPERATING INCOME (EXPENSE)
Interest expense	(18,640)	—	(2)	—	(18,642)
Interest and other income (expense)	60	(17)	(47)	—	(4)
Unrealized gains (losses) on derivatives	(122)	—	—	—	(122)
Equity Income (loss) of Subsidiaries	(12,756)	—	—	12,756	—

Total non-operating Income (expense)	(31,458)	(17)	(49)	12,756	(18,768)

Income (loss) before income taxes	(145,645)	(7,083)	(2,559)	12,756	(142,531)
BENEFIT FOR INCOME TAXES	4,239	—	—	—	4,239

NET INCOME (LOSS)	(141,406)	(7,083)	(2,559)	12,756	(138,292)
Net income attributable to noncontrolling interest	—	—	—	3,114	3,114

NET LOSS APPLICABLE TO GMX	(141,406)	(7,083)	(2,559)	9,642	(141,406)
Preferred stock dividends	4,633	—	—	—	4,633

NET LOSS APPLICABLE TO COMMON SHAREHOLDERS	(146,039)	(7,083)	(2,559)	9,642	(146,039)

Year Ended December 31, 2009
TOTAL REVENUES	$93,657	$9,010	$1,022	$(9,395)	$94,294
COSTS AND EXPENSES
Lease operating	14,628	2,153	341	(5,346)	11,776
Production and severance taxes	(930)	—	—	—	(930)
Depreciation, depletion and amortization	25,412	6,415	374	(1,195)	31,006
Impairment of natural gas and oil properties and other fixed assets	188,150	—	—	—	188,150
General and administrative	20,166	3,988	90	(2,854)	21,390

Total expenses	247,426	12,556	805	(9,395)	251,392
Income (loss) from operations	(153,769)	(3,546)	217	—	(157,098)
NON-OPERATING INCOME (EXPENSE)
Interest expense	(16,747)	—	(1)	—	(16,748)
Loss on extinguishment of debt	(4,976)	—	—	—	(4,976)
Interest and other income (expense)	72	—	—	—	72
Unrealized gains (losses) on derivatives	(2,370)	—	—	—	(2,370)
Equity Income (loss) of Subsidiaries	(3,503)	—	—	3,503	—

Total non-operating income (expenses)	(27,524)	—	(1)	3,503	(24,022)

Income (loss) before income taxes	(181,293)	(3,546)	216	3,503	(181,120)
BENEFIT FOR INCOME TAXES	33	—	—	—	33

NET INCOME (LOSS)	(181,260)	(3,546)	216	3,503	(181,087)
Net income attributable to noncontrolling interest	—	—	—	173	173

NET INCOME (LOSS) APPLICABLE TO GMX	(181,260)	(3,546)	216	3,330	(181,260)
Preferred stock dividends	4,625	—	—	—	4,625

NET INCOME (LOSS) APPLICABLE TO COMMON SHAREHOLDERS	(185,885)	(3,546)	216	3,330	(185,885)

	Parent	Guarantors	Non-Guarantor	Eliminations	Consolidated
	(In thousands)
Year Ended December 31, 2008
TOTAL REVENUES	$125,736	$19,243	$—	$(19,243)	$125,736
COSTS AND EXPENSES
Lease operating	16,938	2,449	—	(4,286)	15,101
Production and severance taxes	5,306	—	—	—	5,306
Depreciation, depletion and amortization	27,900	7,379	—	(3,535)	31,744
Impairment of natural gas and oil properties and other fixed assets	192,650	—	—	—	192,650
General and administrative	16,647	11,596	—	(11,344)	16,899

Total expenses	259,441	21,424	—	(19,165)	261,700
Income (loss) from operations	(133,705)	(2,181)	—	(78)	(135,964)
NON-OPERATING INCOME (EXPENSE)
Interest expense	(14,105)	—	—	—	(14,105)
Interest and other income (expense)	285	(77)	—	77	285
Unrealized gains (losses) on derivatives	(354)	—	—	—	(354)
Equity Income (loss) of Subsidiaries	(2,258)	—	—	2,258	—

Total non-operating income (expense)	(16,432)	(77)	—	2,335	(14,174)

Income (loss) before income taxes	(150,137)	(2,258)	—	2,257	(150,138)
BENEFIT FOR INCOME TAXES	26,217	—	—	—	26,217

NET LOSS	(123,920)	(2,258)	—	2,257	(123,921)
Net income attributable to noncontrolling interest	—	—	—	—	—

NET LOSS APPLICABLE TO GMX	(123,920)	(2,258)	—	2,257	(123,921)
Preferred stock dividends	4,625	—	—	—	4,625

NET INCOME (LOSS) APPLICABLE TO COMMON SHAREHOLDERS	128,545	(2,258)	—	2,257	(128,546)

Condensed Consolidating Statements of Cash Flows

	Parent	Guarantors	Non-Guarantor	Eliminations	Consolidated
	(In thousands)
Year Ended December 31, 2010
Net cash provided by (used in) operating activities	$54,708	$(1,567)	$5,594	—	$58,735
Net cash provided by (used in) investing activities	(171,470)	(1,753)	(2,777)	—	(176,000)
Net cash provided by (used in) financing activities	86,657	—	(2,589)	—	84,068

Net increase (decrease) in cash	(30,105)	(3,320)	228	—	(33,197)
Cash and cash equivalents at beginning of period	31,573	3,884	97	—	35,554

Cash and cash equivalents at end of period	$1,468	$564	$325	$—	$2,357

Year Ended December 31, 2009
Net cash provided by (used in) operating activities	$28,242	$20,877	$371	—	$49,490
Net cash provided by (used in) investing activities	(159,930)	(20,920)	(474)	—	(181,324)
Net cash provided by (used in) financing activities	160,472	—	200	—	160,672

Net increase (decrease) in cash	28,784	(43)	97	—	28,838
Cash and cash equivalents at beginning of period	2,789	3,927	—	—	6,716

Cash and cash equivalents at end of period	$31,573	$3,884	$97	$—	$35,554

Year Ended December 31, 2008
Net cash provided by (used in) operating activities	$44,635	$38,602	—	—	$83,237
Net cash provided by (used in) investing activities	(279,281)	(39,079)	—	—	(318,360)
Net cash provided by (used in) financing activities	235,932	—	—	—	235,932

Net increase (decrease) in cash	1,286	(477)	—	—	809
Cash and cash equivalents at beginning of period	1,503	4,404	—	—	5,907

Cash and cash equivalents at end of period	$2,789	$3,927	$—	$—	$6,716

Dealer Prospectus Delivery Obligation

Until February 22, 2012, all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.